
09010859

2008

GOLDMAN SACHS

ANNUAL REPORT

Goldman
Sachs

FINANCIAL HIGHLIGHTS

($ and share amounts in millions, except per share amounts)	As of or for the Year Ended November		
	2008	2007	2006
Operating Results			
Net revenues			
Investment banking	**$ 5,185**	$ 7,555	$ 5,629
Trading and principal investments	**9,063**	31,226	25,562
Asset management and securities services	**7,974**	7,206	6,474
Total net revenues	**22,222**	45,987	37,665
Pre-tax earnings	**2,336**	17,604	14,560
Net earnings	**2,322**	11,599	9,537
Net earnings applicable to common shareholders	**2,041**	11,407	9,398
Common Share Data			
Diluted earnings per common share	**$ 4.47**	$ 24.73	$ 19.69
Average diluted common shares outstanding	**456.2**	461.2	477.4
Dividends declared and paid per common share	**$ 1.40**	$ 1.40	$ 1.30
Book value per common share [1]	**98.68**	90.43	72.62
Tangible book value per common share [2][3]	**88.00**	78.88	61.47
Ending stock price	**78.99**	226.64	201.60
Financial Condition and Other Operating Data			
Total assets	**$884,547**	$1,119,796	$838,201
Other secured financings (long-term)	**17,458**	33,300	26,134
Unsecured long-term borrowings	**168,220**	164,174	122,842
Total shareholders' equity	**64,369**	42,800	35,786
Leverage ratio [4]	**13.7x**	26.2x	23.4x
Adjusted leverage ratio [5]	**8.2x**	17.5x	16.1x
Debt to equity ratio [6]	**2.6x**	3.8x	3.4x
Return on average common shareholders' equity [7]	**4.9%**	32.7%	32.8%
Return on average tangible common shareholders' equity [8]	**5.5%**	38.2%	39.8%
Selected Data			
Total employees	**30,067**	30,522	26,467
Assets under management (in billions)	**$ 779**	$ 868	$ 676

(1) Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 485.4 million, 439.0 million and 450.1 million as of November 2008, November 2007 and November 2006, respectively.

(2) Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

(3) Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets, excluding power contracts. See "Financial Information—Management's Discussion and Analysis—Equity Capital—Capital Ratios and Metrics" for further information regarding our calculation of tangible common shareholders' equity.

(4) The leverage ratio equals total assets divided by total shareholders' equity.

(5) The adjusted leverage ratio equals adjusted assets divided by tangible equity capital. See "Financial Information—Management's Discussion and Analysis—Equity Capital—Capital Ratios and Metrics" for further information regarding adjusted assets, tangible equity capital and our calculation of the adjusted leverage ratio.

(6) The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

(7) Return on average common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity.

(8) Return on average tangible common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity. See "Financial Information—Management's Discussion and Analysis—Results of Operations—Financial Overview" for further information regarding our calculation of return on average tangible common shareholders' equity.

FELLOW SHAREHOLDERS:

When we wrote to you last, a relatively healthy market environment in the first half of 2007 had given way to a much more challenging one, marked by significant volatility for the remainder of the year. Since that time, global financial markets have been buffeted by a series of extraordinary and tumultuous events. Most acutely this past fall, a global contagion of fear and panic choked off the arteries of finance, compounding a broader deterioration of the global economy.

Global equity markets were down anywhere from 30% to 60% in 2008. Credit markets became virtually frozen. Several major financial institutions were either stabilized by their governments, the private sector or filed for bankruptcy. Hundreds of thousands of people lost their jobs, over $1 trillion in credit-related losses were recorded, and nearly $30 trillion in market value was wiped out in a matter of months.

All of us, in one way or another, have been humbled by these events. It is a truism that markets are cyclical, that years of optimism and prosperity can be quickly undone by pessimism and uncertainty. But this time, the drivers and the consequences are broader in scope and much more intense in effect.

As we have said in our previous letters, we have always seen it as our responsibility as leaders of Goldman Sachs to ensure that the firm is prepared to deal with adverse conditions—so that we are able to mitigate the downside and, if possible, position the firm to take advantage of the opportunities presented by improving markets. While recent markets have tested our firm like few other times in our 140-year history, we are pleased to report that we not only remained profitable in 2008, but also our culture, client franchise and strategy have proven extremely resilient.

In a very challenging environment, net revenues fell 52% to $22.2 billion and net earnings decreased 80% to $2.3 billion. Diluted earnings per common share were $4.47 and our return on average common shareholders' equity was 4.9%. We grew book value per share during 2008 and, since our IPO, it has grown at a compound annual growth rate of 19%.

In this year's letter, we would like to address some of the implications of recent events for Goldman Sachs and for our industry. We will also discuss how our integrated business model, diverse revenue mix and intense focus on risk management position us favorably going forward. Finally, we will talk about how the resiliency of our culture and focus on our clients will continue to be the strongest catalysts for our long-term success.

A History of Adaptation

As we confront today's challenges, we have not lost sight of the fact that many of the most important opportunities—and successes—in Goldman Sachs' history came about during times of stress.

During the Asian crisis at the end of the last decade, we made several significant investments in consumer and real estate assets. After the dislocation that followed Long Term Capital Management's problems in 1998, we increased our fixed income market share. Following the telecom and technology bubble, we built up our private equity and mezzanine investments. After the failure of Enron when capital was scarce in the power sector, we invested in power plants, resulting in recurring trading revenues as well as gains from restructuring power contracts. In each instance, Goldman Sachs was able to identify opportunities during times of market dislocation.

In this same vein, we have proven our ability to adapt our own structure, time and again, to meet rapidly shifting market conditions. In the last two decades, we have taken dramatic steps to transform ourselves to best serve the needs of our clients in the face of formidable circumstances.

When a stable capital base and increased funding diversification became necessary, we converted from a private partnership to a publicly traded company. When scale became critical, we transformed ourselves from a relatively small firm to a Fortune 100 company. When our clients demanded a more integrated approach, we realigned and grew the firm to become a comprehensive source of advice, financing and co-investment, providing clients the wherewithal to realize their goals. And, as markets opened up and growth accelerated around the world, we expanded from being mainly a U.S.-based firm to a truly global organization.

In every instance, questions about our strategy were raised, but our franchise and culture emerged stronger, primarily because we never lost sight of the importance of developing and maintaining strong client relationships and responding to structural market developments.

Bank Holding Company

Continuing this track record of responsiveness, in 2008, we became a bank holding company (BHC). This was done to allow Goldman Sachs to address market perceptions that placed a premium on the value of oversight by the Federal Reserve Board and to be able to access a broader set of funding alternatives.

In our decision, we saw nothing about becoming a BHC that would fundamentally detract from our core mission of growing our franchise as a leading global investment banking, securities and investment management firm.

To this point, many bank holding companies have core competencies that focus on a particular subset of financial services, whether commercial banking, private or personal banking, trust and custodial banking, asset management or others. At Goldman Sachs, our core competencies will remain in the services and products that we have long provided to our largely institutional client base as an advisor, financier, market maker, asset manager and co-investor.

As part of our transition to a BHC, we expanded Goldman Sachs Bank USA. At the end of 2008, it held approximately $150 billion in assets. Heading into 2009, we will look to further diversify our funding base by growing the bank's deposits organically through our private wealth management business, third-party distribution and through the acquisition of deposits. Other creative ideas, like the innovative way we were able to increase our lending capacity in 2002 through the creation of our William Street program, are also under consideration.

Capital Purchase Program

Goldman Sachs received an investment of $10 billion as a participant in the U.S. Treasury's TARP Capital Purchase Program to help promote the broader stability of the financial system. This capital, combined with the $10.75 billion of capital we raised three weeks before receiving the TARP funds, gives us an even stronger balance sheet and increases our ability to extend capital to our clients and to inject liquidity across markets. We take our responsibility as a recipient of TARP capital very seriously and recognize the important role this and the other government actions play in the underlying stability of the system.

We appreciate that the TARP funds were never intended to be permanent capital. When conditions allow, and with the support of our regulators and the U.S. Treasury, we look forward to paying back the U.S. government's investment so that money can be used elsewhere to support our economy.

The Deleveraging Cycle

It is important to consider where we are in terms of the deleveraging cycle.

We believe that the housing-led downturn has at least five distinct elements. The first was the U.S. residential mortgage crisis. We outperformed here because of our reluctance to enter the retail mortgage origination business and our active management of risk exposures.

The next was related to the broader credit markets. Given our leading M&A franchise, we had a large number of leveraged loans. As market conditions deteriorated, we suffered losses in our loan portfolio. But, we monitored our exposure carefully and reduced it aggressively.

The third aspect has been the pressure on global equity markets and other assets. Since co-investment is integral to our strategy, and we mark all our assets to market, we were naturally exposed to significant market swings in equity and other asset classes. However, we manage our co-investments for the longer-term and have a track record of outperforming the market through the cycle.

Commercial real estate is also undergoing stress as the ability to securitize commercial real estate mortgages remains constricted and vacancy rates are increasing. While we experienced losses in our portfolio of commercial real estate assets, we have reduced our exposure to this sector over the past year.

The next—and we hope the final phase—is the consumer credit cycle. Here, Goldman Sachs has no direct material exposures to credit cards, auto loans, home equity loans or other consumer loans.

Diverse Global Client Franchise Businesses

In the midst of change, certain attributes of Goldman Sachs will remain uncompromised, no matter how the marketplace evolves. Chief among these is our commitment to a balanced, well-diversified revenue stream across our global franchise, with an emphasis on recurring fee-driven businesses.

In Investment Banking, while corporate activity levels across our core advisory and underwriting businesses declined in 2008, we retained our #1 ranking in announced global M&A. Our non-league table businesses, including private placements and rights offerings, rose significantly as a percentage of our equity underwriting revenues. And, through our roles as advisor and risk manager, we were able to provide effective risk management solutions to corporate clients.

In our securities sales and trading businesses, despite significant weakness in the fourth quarter, we were profitable for the full year thanks, in large part, to our diverse set of global businesses.

In Fixed Income, Currencies and Commodities, our macro businesses, including currencies, interest rates and commodities generated strong, and in some cases, record net revenues, offsetting asset price pressures and related losses in credit and mortgages. Equities produced its second best annual net revenues despite the declines in global equity markets and losses in our principal strategies business. High levels of client activity drove significant opportunities across cash trading and derivatives for the year.

Our principal investing business experienced a particularly difficult year, given the significant decline in equity values. But the quality of our portfolio has allowed us to perform better than recent equity market declines would suggest. In our real estate principal investing business, weakening fundamentals could impact valuations further in the near term. However, we are confident of our ability to outperform over the cycle.

Our asset management business is one of our most diverse businesses, by both product offering and geography. We will continue to leverage our long-term track record and our robust distribution relationships to grow assets under management.

Our private wealth management business presents a particularly interesting opportunity. Within this business, we continue to provide our advisors with access to the best intellectual capital Goldman Sachs has to offer. We are building this platform into a full-service wealth advisory business with private banking, trust services and wealth planning businesses.

Securities Services has undergone significant changes over the past six months given the evolution in the hedge fund industry. We have rigorously managed this business through a very difficult year and ended up posting record results. While we expect assets under management for the industry as a whole to decline in 2009 as a result of performance issues and redemptions, prime brokerage remains core to our franchise and we are further refining our model to reflect the changed landscape. We remain a market leader and our deep client relationships, extensive securities lending capacity and advanced technology will continue to drive a solid revenue opportunity for the firm.

Strengthening Our Balance Sheet

A key factor contributing to our relative strength has been our focus on risk management.

We have long believed that the only way to remove risk in its entirety—and without introducing other exposures—is through a sale. Without the commitment to sell assets throughout the year, regardless of the fact that many market participants believed that the prices available were at distressed levels, our performance would have been materially weaker. We are also less susceptible to future losses from declining value in the same asset classes.

During the fourth quarter alone, we reduced our balance sheet by nearly 20%. This was a broad-based reduction—and was not concentrated on liquid, lower risk assets. This reduction, combined with almost $21 billion in new capital, resulted in an over 40% decline in adjusted and gross leverage ratios. And, our Tier 1 Ratio increased from 10.8% at the end of the second quarter of 2008 to 15.6%* at the end of the year. In addition, we grew our pool of excess liquidity to an average of $111 billion during the fourth quarter.

Given the elevated level of risk-adjusted capital, lower legacy exposures, and immaterial direct consumer exposure, we believe that we are well-positioned to deal with the challenges and opportunities that lie ahead.

The Lessons from 2008

Risk management will come to define the events of 2008 and beyond. Our firm certainly didn't get everything right and there are some decisions we would prefer to take back, but how we dealt with potentially large exposures, our fair value accounting discipline and the independence of our risk management function were reinforcing for the firm in 2008.

First, we sought to ensure that our exposures weren't outsized in the first place, and worked to reduce such exposures whenever it was possible and made sense to do so.

Second, we have heard some argue that fair value accounting—which assigns current market values to financial assets and liabilities—is one of the major reasons for exacerbating the credit crisis. We see it differently. The proper valuation of assets and liabilities, of positions and commitments, is essential if risk is to be managed effectively.

For Goldman Sachs, the daily marking of positions to current market prices was a key contributor to our decision to reduce risk relatively early in markets and in instruments that were deteriorating. This process can be difficult, and sometimes painful, but we believe it is a discipline that should define financial institutions.

Lastly, we place great importance in the independence of risk and control functions. Just as important, risk managers have at least equal stature with their counterparts in producing divisions. If there is a question about a mark or a disagreement about a risk limit, the risk manager's view prevails.

The Strength of Our Culture

2008 was a trying time for our people—for individuals whose careers have spanned decades and for those who joined recently and found themselves facing one of the most difficult periods in the history of our industry.

Over the course of the year, both of us made it a point to spend more time walking the floors. Our people, junior to senior, were not hesitant to offer their insights, thoughts and ideas. Our people care deeply about the firm and exhibit a real sense of ownership. They know that clients are contending with difficult economic and financial pressures and, through it all, our people maintained a rigorous client focus. We have never been prouder to be a part of this team.

In markets such as these, it would be easy to get locked into short-term thinking. Yet, the opposite happened. Late into the year, we announced our new class of Managing Directors and Partners. Some could have suggested that we delay our process given the significant amount of time and effort that goes into it. Instead, during the most difficult days, our people across every division and region made time to think about the next generation of leadership at Goldman Sachs.

As in previous periods of difficulty, such times produce strong leaders. Nothing validates our culture more than identifying people who question, probe and assert their views up and down the firm.

*See "Financial Information—Management's Discussion and Analysis—Equity Capital—Consolidated Capital Requirements" for further information regarding our Tier 1 Ratio.

Moments such as these test a firm's culture. But an ethos of teamwork, integrity, excellence and partnership continues to be the lifeblood of Goldman Sachs.

Over the course of his career, Jon Winkelried made exceptional contributions to our firm and our culture. He ran many of our most important businesses, helped strengthen our global client franchise and mentored many of Goldman Sachs' leaders. After 26 years at the firm, Jon has decided to retire. We thank him for his service to Goldman Sachs.

10,000 Women

Nothing speaks to the firm's value system more than our global initiative *10,000 Women*. In March, we announced we would commit $100 million over five years to provide a business and management education to 10,000 underserved women around the world.

We are doing this by creating partnerships between a global network of universities and NGOs. For instance, schools are working together to establish or expand certificate programs ranging from five weeks to six months that include such courses as marketing, accounting, market research, writing a business plan, strategic planning, accessing capital and e-commerce. These innovative certificate programs are pragmatic, flexible, and shorter term, and will help open doors for thousands of women whose financial and practical circumstances would normally prevent them from receiving a traditional business education.

By the end of 2008, the firm announced 32 academic partnerships aimed at providing training to deserving women across Africa, Asia, the Middle East, Latin America and the United States.

An example from the already established partnerships include the Wharton School of Management and the American University in Cairo creating a certificate program on leadership management skills for 500 women. Another is the University of Michigan and the School of Finance and Banking in Rwanda training 300 women in a six-month certificate in business and entrepreneurship. And, we are working with Mills College in California, which offers one of only two MBA programs in the country designed specifically for women, to provide full tuition and mentoring for women who have excelled academically but are not able to complete their degree without financial assistance.

In October, the first 25 of the *10,000 Women* scholars graduated from a certificate course in entrepreneurial management at the Pan African University in Lagos, Nigeria.

As is the case with all of the *10,000 Women* partnerships, the people of Goldman Sachs are serving as mentors. Through an online mentoring program, our people—often after work and on weekends—are engaging the first classes of scholarship recipients. In addition, our people are providing in-person mentoring and guest lecturing.

Looking Ahead

While recent troubles have more than secured their place in history, we should not forget that there have been several formidable market dislocations in the last 100 years. As long as human emotions influence decision-making and we grapple with the inherent tension between the spirit of innovation and the comfort of stability, this won't be the last financial crisis with which the world will have to contend.

We recognize our obligation to the broader financial system. The financial services industry has much to do to regain the public's trust and to help restore stability and vitality to our financial system. Goldman Sachs is committed to playing a constructive role as policymakers consider significant regulatory reform.

We remain intent on having a strong presence in high-growth markets around the world. While growth rates have slowed, we continue to see important opportunities in a number of emerging economies, and we believe that our on-the-ground presence and local expertise bodes well for our prospects there.

We have cultivated an extraordinary client franchise. We have broad and deep businesses across the globe. We have proven our ability to grow across a range of different environments. And most importantly, we have recruited and retained generations of talented and dedicated people who thrive on adapting to the market, meeting challenges and producing positive results for our clients.

The year ahead will bring with it a rapidly shifting and demanding environment. Our mandate is to grow our business through our core strengths as an advisor, financier, market maker, asset manager and co-investor. The integration of that model and strategy is a powerful and unique one.

We believe that Goldman Sachs is well-positioned to realize the very significant near- and longer term market opportunities available and, as a result, to produce industry-leading returns for our shareholders over the cycle.



LLOYD C. BLANKFEIN
Chairman and Chief Executive Officer



GARY D. COHN
President and Chief Operating Officer



GARY D. COHN
President and
Chief Operating Officer

LLOYD C. BLANKFEIN
Chairman and
Chief Executive Officer

CONDITIONS CHANGE

ENVIRONMENTS CHANGE

Change was perhaps the defining word for our industry and the global economy in 2008. Markets around the world experienced unprecedented volatility and in a matter of months our competitive landscape changed significantly. However, as in other major economic dislocations in the firm's 140-year history, the strength of our culture and client relationships has differentiated us and positioned us for continued success.

STRUCTURES CHANGE

In becoming a bank holding company, Goldman Sachs can now access a broader set of funding alternatives while addressing a market perception that oversight by the Federal Reserve provides greater soundness and safety. While our change in legal status brings greater regulation, it does not change our core competencies as an advisor, financier, market maker, asset manager and co-investor.

OPPORTUNITIES CHANGE

With a changing landscape come new opportunities. While it is impossible to predict how the operating environment will unfold, we remain confident that our ability to adapt to the changing markets and our commitment to our clients will enable Goldman Sachs to continue to create value for our shareholders.

FUNDAMENTALS CONTINUE



Goldman Sachs has witnessed the continual evolution of our business and the markets, steering clients through decades of diverse conditions and pioneering the frontiers of a global economy. In the face of change, we remain committed to the core attributes that make Goldman Sachs a truly unique organization: our business principles, our belief in client service, our quest for new opportunities, our commitment to our culture and our understanding that we have a responsibility to society. While we have taken several lessons from 2008, many of our fundamental beliefs were strengthened during this period. Adapting to change drives us forward; holding to our fundamental tenets makes us who we are.

CLIENT FOCUS CONTINUES



As the dynamics of the world economy shift, Goldman Sachs continues to hold to the qualities that make us unique, such as the depth of our commitment to client relationships.


VISA

VISA INC.

Visa Inc.'s initial public offering raised $19.7 billion under challenging market conditions. Goldman Sachs acted as joint bookrunner and stabilization agent for Visa, resulting in the largest IPO in U.S. history, and the second largest ever globally.

Visa's member bank ownership structure and regulatory environment presented an interesting marketing challenge. Goldman Sachs worked with Visa to develop an innovative solution that enabled new public shareholders to participate in the offering alongside the member banks while being significantly protected against certain existing liabilities. Goldman Sachs led a highly targeted and effective marketing campaign, resulting in significant demand among a global blue-chip investor base that included sovereign wealth funds, mutual funds, hedge funds, high-net-worth individuals and retail investors.

Goldman Sachs' approach to the offering demonstrated a deep understanding of the payments-processing industry as well as global financial services more broadly. In a time of historic market turbulence, Goldman Sachs' creativity, commitment, global reach, and excellent knowledge of capital markets and corporate finance set a new standard for client service in this landmark transaction.


Skittles

WM. WRIGLEY JR. COMPANY

In April 2008, the Wm. Wrigley Jr. Company announced its agreement to merge with Mars, Incorporated, creating a global powerhouse with $28 billion in annual sales. The transaction, valued at $23 billion, brought together some of the most well-known candy and gum brands including Extra®, Orbit®, M&M's® and SNICKERS®.

As primary financial advisor to Wrigley, Goldman Sachs brought an in-depth knowledge of industry trends and global opportunity and assisted the client in realizing the value of its assets and brands. Also, in order to complete the transaction, Goldman Sachs acted as sole placement agent to raise $6.5 billion from Berkshire Hathaway Inc. in the form of subordinated debt and minority equity. In addition, Goldman Sachs committed to a $4.9 billion senior debt facility to support the transaction.

Goldman Sachs' approach to the acquisition reinforced the firm's reputation for M&A excellence, and demonstrated a continued willingness to provide significant debt financing for high-quality issuers, despite the market conditions.

MARKET LEADERSHIP CONTINUES





Goldman Sachs' global footprint, breadth of capabilities and unparalleled experience continue to position us as a market leader and provide our clients with the support they need — to succeed, to grow and to deliver resources that can transform people's lives.



中国石化 SINOPEC

SINOPEC CORP.

In 2007, China Petroleum and Chemical Corporation (Sinopec) received Chinese government approval to develop the Puguang gas field in Sichuan Province and to construct a 1,700-kilometer-long natural gas pipeline that would run from Sichuan to Shanghai. To finance that construction and other capital investments, in 2008, Sinopec turned to Goldman Sachs for the largest equity-linked convertible financing ever undertaken by a Chinese company—a 30 billion Chinese yuan bond with warrant transaction.

China's regulatory framework required teams in Beijing, Hong Kong and Shanghai to successfully work through approvals from governmental bodies and environmental concerns. The offering was significantly oversubscribed, with participation from domestic retail, institutional and international investors.

In successfully raising the capital for Sinopec, Goldman Sachs demonstrated teamwork, cultural fluency and professionalism that helped pave the way for further development of the broader Chinese capital markets, set a precedent for fundraising for Chinese companies and accelerated delivery of energy to millions of Chinese citizens.



EUROPEAN MONEY MARKET FUNDS

2008 witnessed a sharp fall in investor appetite for risk due to dislocation and illiquidity in the credit and structured product markets. In response to these conditions, Goldman Sachs Asset Management (GSAM) in Europe launched AAA-rated US$ Treasury and Euro Government money market funds, which invest exclusively in government and agency securities. The Goldman Sachs US$ Treasury Liquid Reserves Fund debuted in April 2008 with assets of $7.3 billion, growing to over $15.9 billion at the end of December. Of the over 3,700 funds launched across Europe in 2008, it was the largest and fastest growing new fund.

With a 27-year history of managing money market funds, GSAM continues to achieve strong performance in the face of volatile markets. In 2008, our global money market funds experienced record inflows. Money market assets under management for GSAM globally grew 33% to $273 billion as investors undertook a "flight to quality." While the sector as a whole experienced turmoil and significant losses, GSAM's money market funds continued to maintain a stable net asset value.

STEWARDSHIP CONTINUES





The culture of stewardship and responsibility at Goldman Sachs remains a distinct competitive advantage. Every employee is a steward of our legacy and culture, sharing a sense of ownership, capital, risk and profitability. Not surprisingly, this sense of ownership has long underpinned our rigorous approach to risk management.

CULTURE

Given the unprecedented market conditions and changed competitive landscape, 2008 presented a challenging environment for our people. And yet, our strong culture remains intact. The partnership ethos still runs throughout Goldman Sachs and our people care deeply about the firm and have a real sense of ownership of it. Fortunately, our relative strength enabled us to remain focused on our clients.



RISK MANAGEMENT

Our distinct culture of accountability, escalation and communication, the independence of our control areas in terms of responsibilities and reporting, our rigorous marking to market of positions, and our consistent investment in sophisticated risk management people, processes and systems are all integral components of our approach to risk management. During the challenging risk environment experienced during 2008, each of these components contributed to the firm's ability to identify and manage credit, market, operational, reputational and other risks on a timely and proactive basis. For example, we reduced key risk exposures, such as commercial and residential real estate and leveraged loans, by 69% (or more than $50 billion) throughout the year.

Overall, while there are a number of things that we wished we had done better in 2008, we are pleased with our relative performance and current positioning, including having one of the strongest balance sheets in the industry.



BALANCE SHEET, CAPITAL AND LIQUIDITY

With risk management in focus, we made a concerted effort to strengthen our balance sheet for the more challenging environment. During 2008, we reduced the risk on our balance sheet with both our gross and adjusted leverage ratios declining close to 50%. We also bolstered our risk-adjusted capital metrics through a combination of earnings, risk reduction and capital raises, and ended the year with a Tier 1 Ratio of 15.6%. In addition, we grew our Global Core Excess liquidity to a near-record $111 billion on average in the fourth quarter of 2008. Keeping this pool of liquidity is expensive but protecting our franchise is paramount and we view this as the best insurance policy we can buy for our shareholders.

The Partnership Committee is chaired by the firm's President and Chief Operating Officer and is responsible for the recruitment, development, citizenship and performance of our senior leaders.

RESPONSIBILITY CONTINUES



Shonoiki Saidat Abiodun, a graduate of the first *10,000 Women* class in Nigeria, speaks to fellow scholars and local business leaders in Lagos.

As conditions change, our sense of responsibility and commitment to making a positive global impact continues. In our efforts we are guided by the continuity of our history and the persistence of our culture: a tradition of service and a focus on education and entrepreneurialism.



10,000 WOMEN

10,000 Women was designed to foster shared economic growth in markets around the world. It is founded on research conducted by Goldman Sachs, the World Bank and others, which suggests that investments in education for women can offer significant economic and social returns.

The initiative will provide business and management education to 10,000 underserved women. It is active in 16 countries spanning the globe, including Rwanda, China and the United States. To coordinate the program at the local level, Goldman Sachs has convened a network of more than 50 leading academic institutions and development organizations.

The time and intellectual capital contributed by Goldman Sachs' people have been an important part of the initiative. The people of Goldman Sachs provide mentoring to the *10,000 Women* scholars, extending the program benefits well beyond the classroom. *10,000 Women* reflects the firm's commitment to creating philanthropic initiatives that offer long-term, tangible value.



COMMUNITY TEAMWORKS

Community TeamWorks is Goldman Sachs' signature employee volunteer program. Employees volunteer on team-based projects, partnering with nonprofit organizations to make a real difference in our communities. In 2008, more than 25,000 Goldman Sachs employees, families and friends from around the world partnered with 780 nonprofit organizations in 1,761 volunteer projects, including working with the elderly, building homes, mentoring youth, and preserving and restoring our environment.

THE PUBLIC SERVICE PROGRAM

The Public Service Program, launched in 2004, is a global initiative affording Goldman Sachs' top performers a unique opportunity to take a one-year paid leave from the firm and contribute their skills and services to public interest organizations worldwide.

The firm has named 14 Public Service Fellows since the program's launch. Currently, we have three fellows in the field serving at Committee Encouraging Corporate Philanthropy, Resources for the Future and CARE USA.

The Goldman Sachs Group, Inc. is a leading global financial services firm providing investment banking, securities and investment management services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

Our activities are divided into three segments:

Investment Banking

We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

Investment Banking Net Revenues
(in millions)

Year	Net Revenues
2006	$5,629
2007	$7,555
2008	$5,185

Trading and Principal Investments

We facilitate client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and take proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. In addition, we engage in market-making and specialist activities on equities and options exchanges, and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.

Trading and Principal Investments Net Revenues
(in millions)

Year	Net Revenues
2006	$25,562
2007	$31,226
2008	$9,063

Asset Management and Securities Services

We provide investment advisory and financial planning services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provide prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Asset Management and Securities Services Net Revenues
(in millions)

Year	Net Revenues
2006	$6,474
2007	$7,206
2008	$7,974

Financial Information – Table of Contents

Introduction

The Goldman Sachs Group, Inc. (Group Inc.) is a bank holding company and a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:

- **Investment Banking.** We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.
- **Trading and Principal Investments.** We facilitate client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and take proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. In addition, we engage in market-making and specialist activities on equities and options exchanges, and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.
- **Asset Management and Securities Services.** We provide investment advisory and financial planning services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provide prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Unless specifically stated otherwise, all references to 2008, 2007 and 2006 refer to our fiscal years ended, or the dates, as the context requires, November 28, 2008, November 30, 2007 and November 24, 2006, respectively, and any reference to a future year refers to a fiscal year ending on the last Friday in November of that year.

On December 15, 2008, the Board of Directors of Group Inc. (Board) approved a change in our fiscal year-end from the last Friday of November to the last Friday of December. The change is effective for our 2009 fiscal year. The firm's 2009 fiscal year began December 27, 2008 and will end December 25, 2009, resulting in a one-month transition period that began November 29, 2008 and ended December 26, 2008.

When we use the terms "Goldman Sachs," "the firm," "we," "us" and "our," we mean Group Inc., a Delaware corporation, and its consolidated subsidiaries. References herein to our Annual Report on Form 10-K are to our Annual Report on Form 10-K for the fiscal year ended November 28, 2008.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. These statements include statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, and may also include statements about the objectives and effectiveness of our risk management and liquidity policies, statements about trends in or growth opportunities for our businesses, statements about our future status, activities or reporting under U.S. banking regulation, and statements about our investment banking transaction backlog. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in these forward-looking statements include, among others, those discussed below under "—Certain Risk Factors That May Affect Our Businesses" as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K and "Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995" in Part I, Item 1 of our Annual Report on Form 10-K.

Management's Discussion and Analysis

Executive Overview

Our diluted earnings per common share were $4.47 for 2008, compared with $24.73 for 2007. Return on average tangible common shareholders' equity [1] was 5.5% and return on average common shareholders' equity was 4.9% for 2008. As of November 2008, book value per common share was $98.68, an increase of 9.1% compared with the end of 2007, and our Tier 1 Ratio [2] was 15.6%. During the fourth quarter of 2008, we raised $20.75 billion in equity, comprised of a $5.75 billion public common stock sale, a $5 billion preferred stock and warrant issuance to Berkshire Hathaway Inc. and certain affiliates and a $10 billion preferred stock and warrant issuance under the U.S. Department of the Treasury's (U.S. Treasury) TARP Capital Purchase Program. Total assets were $885 billion at the end of the year, a decrease of 21% compared with the end of 2007. During the fourth quarter of 2008, the firm became a bank holding company regulated by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

Our results for 2008 reflected a particularly difficult operating environment, including significant asset price declines, high levels of volatility and reduced levels of liquidity, particularly in the fourth quarter. In addition, credit markets experienced significant dislocation between prices for cash instruments and the related derivative contracts and between credit indices and underlying single names. Net revenues in Trading and Principal Investments were significantly lower compared with 2007, reflecting significant declines in Fixed Income, Currency and Commodities (FICC), Principal Investments and Equities. The decrease in FICC primarily reflected losses in credit products, which included a loss of approximately $3.1 billion (net of hedges) related to non-investment-grade credit origination activities and losses from investments, including corporate debt and private and public equities. Results in mortgages included net losses of approximately $1.7 billion on residential mortgage loans and securities and approximately $1.4 billion on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced particularly strong results and net revenues were higher compared with 2007. During 2008, although client-driven activity was generally solid, FICC operated in a challenging environment characterized by broad-based declines in asset values, wider mortgage and corporate credit spreads, reduced levels of liquidity and broad-based investor deleveraging, particularly in the second half of the year. The decline in Principal Investments primarily reflected net losses of $2.53 billion from corporate principal investments and $949 million from real estate principal investments, as well as a $446 million loss from our investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC). In Equities, the decrease compared with particularly strong net revenues in 2007 reflected losses in principal strategies, partially offset by higher net revenues in our client franchise businesses. Commissions were particularly strong and were higher than 2007. During 2008, Equities operated in an environment characterized by a significant decline in global equity prices, broad-based investor deleveraging and very high levels of volatility, particularly in the second half of the year.

Net revenues in Investment Banking also declined significantly compared with 2007, reflecting significantly lower net revenues in both Financial Advisory and Underwriting. In Financial Advisory, the decrease compared with particularly strong net revenues in 2007 reflected a decline in industry-wide completed mergers and acquisitions. The decrease in Underwriting primarily reflected significantly lower net revenues in debt underwriting, primarily due to a decline in leveraged finance and mortgage-related activity, reflecting difficult market conditions. Net revenues in equity underwriting were slightly lower compared with 2007, reflecting a decrease in industry-wide equity and equity-related offerings. Our investment banking transaction backlog at the end of 2008 was significantly lower than it was at the end of 2007. [3]

Net revenues in Asset Management and Securities Services increased compared with 2007. Securities Services net revenues were higher, reflecting the impact of changes in the composition of securities lending customer balances, as well as higher total average customer balances. Asset Management net revenues increased slightly compared with 2007. During the year, assets under management decreased $89 billion to $779 billion, due to $123 billion of market depreciation, primarily in equity assets, partially offset by $34 billion of net inflows.

Given the difficult market conditions, and in particular, the challenging liquidity and funding environment during 2008, we focused on reducing concentrated risk positions, including our exposure to leveraged loans and real estate-related loans. We believe that the strength of our capital position will enable us to take advantage of market opportunities as they arise in 2009.

[1] Return on average tangible common shareholders' equity (ROTE) is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity. See "—Results of Operations—Financial Overview" below for further information regarding our calculation of ROTE.

[2] Before we became a bank holding company, we were subject to capital guidelines as a Consolidated Supervised Entity (CSE) that were generally consistent with those set out in the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). We currently compute and report our consolidated capital ratios in accordance with the Basel II requirements, as applicable to us when we were regulated as a CSE, for the purpose of assessing the adequacy of our capital. Under the Basel II framework as it applied to us when we were regulated as a CSE, our Tier 1 Ratio equals Tier 1 Capital divided by Total Risk-Weighted Assets (RWAs). We are currently working with the Federal Reserve Board to put in place the appropriate reporting and compliance mechanisms and methodologies to allow reporting of the Basel I capital ratios as of the end of March 2009. See "—Equity Capital" below for a further discussion of our Tier 1 Ratio.

[3] Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets and economic conditions generally. For a further discussion of the factors that may affect our future operating results, see "—Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Business Environment

Our financial performance is highly dependent on the environment in which our businesses operate. During the first half of 2008, global economic growth slowed as the U.S. entered a recession. Despite the weakness in the U.S. and other major economies, growth in most emerging markets remained solid, which contributed to a dramatic increase in commodity prices as well as increased inflation. However, during the second half of 2008, the downturn in global economic growth became broad-based, which coincided with significant weakness and sharply reduced liquidity across global financial markets. For a further discussion of how market conditions affect our businesses, see "—Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K. A further discussion of the business environment in 2008 is set forth below.

Global. Growth in the global economy weakened substantially over the course of 2008, particularly in the major economies. Economic growth in emerging markets also generally declined in 2008, but remained high relative to the major economies. Fixed income and equity markets experienced high levels of volatility, broad-based declines in asset prices and reduced levels of liquidity, particularly during the fourth quarter of our fiscal year. In addition, mortgage and corporate credit spreads widened and credit markets experienced significant dislocation between prices for cash instruments and the related derivative contracts and between credit indices and underlying single names. The U.S. Federal Reserve lowered its federal funds target rate over the course of our fiscal year, while central banks in the Eurozone, United Kingdom, Japan and China also lowered interest rates towards the end of the year. Oil prices exhibited significant volatility during our fiscal year, rising to over $140 per barrel in July before declining to under $60 per barrel by the end of our fiscal year. In currency markets, the U.S. dollar initially weakened against most major currencies, particularly against the Euro, but subsequently recovered as the pace of decline in global economic growth began to accelerate in the second half of the year. Investment banking activity was generally subdued during our fiscal year, reflecting a significant decline in industry-wide announced and completed mergers and acquisitions and equity and equity-related offerings compared with 2007.

United States. Real gross domestic product growth in the U.S. economy slowed to an estimated 1.2% in calendar year 2008, down from 2.0% in 2007. The economy entered a recession near the beginning of our fiscal year, with the downturn intensifying in our fourth quarter. Much of the slowdown was attributable to weakness in credit markets brought on by the contraction in the housing market and the associated increase in mortgage delinquencies and defaults. Growth in industrial production slowed from 2007 levels, reflecting reduced growth in domestic demand and exports. Both business and consumer confidence declined over the course of the year. Growth in consumer expenditure was supported in the first half of the year by the federal government's stimulus package but declined thereafter, as the housing market continued to weaken and the rate of unemployment rose significantly. The rate of inflation increased during the first half of our fiscal year, as energy and food prices increased significantly, but declined sharply towards the end of the year. Measures of core inflation, which remained elevated in the first half of the year, also declined towards the end of the year as the labor market continued to weaken and capacity utilization decreased. The U.S. Federal Reserve reduced its federal funds target rate by a total of 350 basis points to 1.00% during our fiscal year, its lowest level since 2003. U.S. regulatory agencies have also taken additional measures to address reduced levels of liquidity in credit markets and the U.S. Treasury took measures to strengthen the capital adequacy of financial institutions. The yield on the 10-year U.S. Treasury note declined by 104 basis points to 2.93% during our fiscal year. The Dow Jones Industrial Average, the S&P 500 Index and the NASDAQ Composite Index ended our fiscal year lower by 34%, 39% and 42%, respectively.

Europe. Real gross domestic product growth in the Eurozone economies slowed to an estimated 0.8% in calendar year 2008, down from 2.6% in 2007. Growth in industrial production, fixed investment and consumer expenditure weakened throughout the year. In addition, surveys of business and consumer confidence declined. Although the labor market remained solid in the first half of the year, the unemployment rate began to increase in the second half of the year. The rate of inflation increased during the first three quarters of the year. In response to inflationary pressures, the European Central Bank (ECB) raised interest rates in July, increasing its main refinancing operations rate by 25 basis points to 4.25%. However, during the fourth quarter of our fiscal year, the ECB lowered its main refinancing operations rate by a total of 100 basis points to 3.25%, as financial markets and the outlook for growth weakened considerably and inflationary pressures appeared to decline. In the United Kingdom, real gross domestic product growth fell to an estimated 0.9% for calendar year 2008, down from 3.0% in 2007. The decline in growth accelerated in the second half of the year as credit market conditions deteriorated and the slowdown in the U.K. housing market intensified. The rate of inflation increased during the year, although inflationary pressures appeared to moderate in our fourth quarter. The Bank of England lowered its official bank rate over the course of our fiscal year by a total of 275 basis points to 3.00%. Long-term government bond yields in both the Eurozone and the U.K. ended our fiscal year lower. The Euro and British pound depreciated by 13% and 25%, respectively, against the U.S. dollar during our fiscal year. Major European equity markets ended our fiscal year significantly lower.

Asia. In Japan, real gross domestic product decreased by an estimated 0.2% in calendar year 2008 compared with an increase of 2.4% in 2007. Measures of investment activity in the housing sector and growth in consumption declined during the year. Export growth remained solid in the first half of the year but deteriorated notably towards year-end as the environment outside of Japan worsened. The rate of inflation increased from the near-zero levels seen in recent years, but remained moderate. The Bank of Japan lowered its target overnight call rate by 20 basis points in October, bringing it to 0.30%, while the yield on 10-year Japanese government bonds declined by 23 basis points during our fiscal year. The yen appreciated by 14% against the U.S. dollar. The Nikkei 225 ended our fiscal year down 46%.

In China, real gross domestic product growth declined to an estimated 9.0% in calendar year 2008 from 13.0% in 2007. Export growth and industrial production decelerated rapidly toward the end of the year, while consumer spending softened but remained solid. Rising food prices contributed to a higher rate of inflation in the first half of the year but inflation fell sharply in the second half of the year. The People's Bank of China raised its one-year benchmark lending rate by 18 basis points to 7.47% at the beginning of our fiscal year, but reduced the lending rate by 189 basis points during our fourth quarter and took additional measures to increase liquidity in the financial system. The Chinese government continued to allow the steady appreciation of its currency against the U.S. dollar in the first half of the year, after which the exchange rate remained broadly unchanged. Real gross domestic product growth in India slowed to an estimated 6.7% in calendar year 2008 from 9.0% in 2007. While export growth remained solid for most of the year, growth in consumer expenditure and fixed investment declined. The rate of wholesale inflation increased sharply in the first half of the year and then subsequently declined. The Indian rupee, along with other currencies in the region, generally depreciated against the U.S. dollar. Equity markets experienced substantial declines across the region, with the Shanghai Composite Index down 62%, and markets in Hong Kong, India and South Korea also ending the year significantly lower.

Other Markets. Real gross domestic product growth in Brazil declined to an estimated 5.4% in calendar year 2008 from 5.7% in 2007. For most of the year, growth was supported by strong capital inflows, high demand for commodity exports, and strong domestic demand. Towards the end of the year, however, the economic outlook deteriorated, as the Brazilian currency depreciated against the U.S. dollar and commodity prices fell. In Russia, real gross domestic product growth declined to an estimated 6.2% in calendar year 2008 from 8.1% in 2007. Growth was supported by strong household consumption and increased capital investment, particularly in the first half of the year. However, in the fourth quarter, the pace of growth declined sharply, as capital outflows intensified and the Russian currency depreciated against the U.S. dollar. Brazilian and Russian equity prices ended our fiscal year significantly lower.

Certain Risk Factors That May Affect Our Businesses

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal and regulatory risks. For a discussion of how management seeks to manage some of these risks, see "—Risk Management" below. A summary of the more important factors that could affect our businesses follows below. For a further discussion of these and other important factors that could affect our businesses, see "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Market Conditions and Market Risk. Our financial performance is highly dependent on the environment in which our businesses operate. Overall, during fiscal 2008, the business environment has been extremely adverse for many of our businesses and there can be no assurance that these conditions will improve in the near term.

A favorable business environment is generally characterized by, among other factors, high global gross domestic product growth, transparent, liquid and efficient capital markets, low inflation, high business and investor confidence, stable geopolitical conditions and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation, interest rates, exchange rate volatility, default rates or the price of basic commodities; outbreaks of hostilities or other geopolitical instability; corporate, political or other scandals that reduce investor confidence in capital markets; natural disasters or pandemics; or a combination of these or other factors. Our businesses and profitability have been and may continue to become adversely affected by market conditions in many ways, including the following:

- Many of our businesses, such as our merchant banking businesses, our mortgages, leveraged loan and credit products businesses in our FICC segment, and our equity principal strategies business, have net "long" positions in debt securities, loans, derivatives, mortgages, equities (including private equity) and most other asset classes. In addition, many of our market-making and other businesses in which we act as a principal to facilitate our clients' activities, including our specialist businesses, commit large amounts of capital to maintain trading positions in interest rate and credit products, as well as currencies, commodities and equities. Because nearly all of these investing and trading positions are marked-to-market on a daily basis, declines in asset values directly and immediately impact our earnings, unless we have effectively "hedged" our exposures to such declines. In certain circumstances (particularly in the case of leveraged loans and private equities or other securities that are not freely tradable or lack established and liquid trading markets), it may not be possible or economic to hedge such exposures and to the extent that we do so the hedge may be ineffective or may greatly reduce our ability to profit from increases in the values of the assets. Sudden declines and significant volatility in the prices of assets may substantially curtail or eliminate the trading markets for certain assets, which may make it very difficult to sell, hedge or value such assets. The inability to sell or effectively hedge assets reduces our ability to limit losses in such positions and the difficulty in valuing assets may increase our risk-weighted assets which requires us to maintain additional capital and increases our funding costs.
- Our cost of obtaining long-term unsecured funding is directly related to our credit spreads. Credit spreads are influenced by market perceptions of our creditworthiness. Widening credit spreads, as well as significant declines in the availability of credit, have adversely affected our ability to borrow on a secured and unsecured basis and may continue to do so. We fund ourselves on an unsecured basis by issuing commercial paper, promissory notes and long-term debt, or by obtaining bank loans or lines of credit. We seek to finance many of our assets, including our less liquid assets, on a secured basis, including by entering into repurchase agreements. Disruptions in the credit markets make it harder and more expensive to obtain funding for our businesses. If our available funding is limited or we are forced to fund our operations at a higher cost, these conditions may require us to curtail our business activities and increase our cost of funding, both of which could reduce our profitability, particularly in our businesses that involve investing, lending and taking principal positions, including market making.
- Our investment banking business has been and may continue to be adversely affected by market conditions. Poor economic conditions and other adverse geopolitical conditions can adversely affect and have adversely affected investor and CEO confidence, resulting in significant industry-wide declines in the size and number of underwritings and of financial advisory transactions, which could continue to have an adverse effect on our revenues and our profit margins. In addition, our clients engaging in mergers and acquisitions often rely on access to the secured and unsecured credit markets to finance their transactions. The lack of available credit and the increased cost of credit can adversely affect the size, volume and timing of our clients' merger and acquisition transactions—particularly large transactions. Because a significant portion of our investment banking revenues are derived from our participation in large transactions, a decline in the number of large transactions would adversely affect our investment banking business.

- Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by VaR and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR. Limiting the size of our market-making positions and investing businesses can adversely affect our profitability.
- We receive asset-based management fees based on the value of our clients' portfolios or investment in funds managed by us and, in some cases, we also receive incentive fees based on increases in the value of such investments. Declines in asset values reduce the value of our clients' portfolios or fund assets, which in turn reduce the fees we earn for managing such assets. Market uncertainty, volatility and adverse economic conditions, as well as declines in asset values, may cause our clients to transfer their assets out of our funds or other products or their brokerage accounts or affect our ability to attract new clients or additional assets from existing clients and result in reduced net revenues, principally in our asset management business. To the extent that clients do not withdraw their funds, they may invest them in products that generate less fee income.
- Concentration of risk increases the potential for significant losses in our market-making, proprietary trading, investing, block trading, merchant banking, underwriting and lending businesses. This risk may increase to the extent we expand our proprietary trading and investing businesses or commit capital to facilitate customer-driven business.
- Concerns about financial institution profitability and solvency as a result of general market conditions, particularly in the credit markets, together with the forced merger or failure of a number of major commercial and investment banks have at times caused a number of our clients to reduce the level of business that they do with us, either because of concerns about the safety of their assets held by us or simply arising from a desire to diversify their risk or for other reasons. Some clients have withdrawn some of the funds held at our firm or transferred them from deposits with GS Bank USA to other types of assets (in many cases leaving those assets in their brokerage accounts held with us). Some counterparties have at times refused to enter into certain derivatives and other long-term transactions with us or have requested additional collateral. These instances were more prevalent during periods when the lack of confidence in financial institutions was most widespread and have become significantly less frequent in recent months.

Liquidity Risk. Liquidity is essential to our businesses. Our liquidity may be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries, an inability to sell assets or redeem our investments, or unforeseen outflows of cash or collateral. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk. The ongoing liquidity crisis and the loss of confidence in financial institutions has increased our cost of funding and limited our access to some of our traditional sources of liquidity, including both secured and unsecured borrowings. In particular, in the latter half of 2008, we were unable to raise significant amounts of long-term unsecured debt in the public markets, other than as a result of the issuance of securities guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the FDIC's Temporary Liquidity Guarantee Program (TLGP). It is unclear when we will regain access to the public long-term unsecured debt markets on customary terms or whether any similar program will be available after the TLGP's scheduled June 2009 expiration.

The financial instruments that we hold and the contracts to which we are a party are increasingly complex, as we employ structured products to benefit our clients and ourselves, and these complex structured products often do not have readily available markets to access in times of liquidity stress. Our investing activities may lead to situations where the holdings from these activities represent a significant portion of specific markets, which could restrict liquidity for our positions. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, as is likely to occur in a liquidity or other market crisis. In addition, financial institutions with which we interact may exercise set-off rights or the right to require additional collateral, including in difficult market conditions, which could further impair our access to liquidity.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under these provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. For a discussion of downgrades to our ratings that occurred in

December 2008 and of the potential impact on Goldman Sachs of a further reduction in our credit ratings, see "—Liquidity and Funding Risk—Credit Ratings" below.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), Goldman Sachs Bank USA (GS Bank USA) and Goldman Sachs Bank (Europe) PLC (GS Bank Europe), subject to certain exceptions, and has pledged significant assets to GS Bank USA to support its obligations to GS Bank USA. These guarantees may require Group Inc. to provide substantial funds or assets to its subsidiaries or their creditors or counterparties at a time when Group Inc. is in need of liquidity to fund its own obligations.

Credit Risk. The amount and duration of our credit exposures have been increasing over the past several years, as have the breadth and size of the entities to which we have credit exposures. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. A failure of a significant market participant, or even concerns about a default by such an institution, could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. While in many cases we are permitted to require additional collateral for counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Default rates, downgrades and disputes with counterparties as to the valuation of collateral increase significantly in times of market stress and illiquidity.

As part of our clearing business, we finance our client positions, and we could be held responsible for the defaults or misconduct of our clients. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee, particularly as new business initiatives lead us to transact with a broader array of clients and counterparties and expose us to new asset classes and new markets.

We have experienced, due to competitive factors, pressure to extend and price credit at levels that may not always fully compensate us for the risks we take. In particular, corporate clients sometimes seek to require credit commitments from us in connection with investment banking and other assignments.

Operational Risk. Our businesses are highly dependent on our ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex, across numerous and diverse markets in many currencies. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Despite the resiliency plans and facilities we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, internet, transportation or other services used by us or third parties with which we conduct business.

Industry consolidation, whether among market participants or financial intermediaries, increases the risk of operational failure as disparate complex systems need to be integrated, often on an accelerated basis. Furthermore, the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses increases the risk that an operational failure at one institution may cause an industry-wide operational failure that could materially impact our ability to conduct business.

Legal and Regulatory Risk. We are subject to extensive and evolving regulation in jurisdictions around the world. Several of our subsidiaries are subject to regulatory capital requirements and, as a bank holding company, we are subject to minimum capital standards and a minimum Tier 1 leverage ratio on a consolidated basis. Firms in the financial services industry have been operating in a difficult regulatory environment. Recent market disruptions have led to numerous proposals for significant additional regulation of the financial services industry. These regulations could limit our business activities, increase compliance costs and, to the extent the regulations strictly control the activities of financial services firms, make it more difficult for us to distinguish ourselves from competitors. Substantial legal liability or a significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. As a bank holding company, we will be subject to capital requirements based on Basel I as opposed to the requirements based on Basel II that applied to us as a CSE. Complying with these requirements may require us to liquidate assets or raise capital in a manner that adversely increases our funding costs or otherwise adversely affects our shareholders and creditors. In addition, failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition. Our status as a bank holding company and the operation of our lending and other businesses through GS Bank USA subject us to additional regulation and limitations on our activities, as described in "Regulation — Banking Regulation" in Part I, Item 1 of our Annual Report on Form 10-K, as well as some regulatory uncertainty as we apply banking regulations and practices to many of our businesses. The application of these regulations and practices may present us and our regulators with new or novel issues. We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Our experience has been that legal claims by customers and clients increase in a market downturn. In addition, employment-related claims typically increase in periods when we have reduced the total number of employees. For a discussion of how we account for our legal and regulatory exposures, see "— Use of Estimates" below.

Critical Accounting Policies

Fair Value

The use of fair value to measure financial instruments, with related unrealized gains or losses generally recognized in "Trading and principal investments" in our consolidated statements of earnings, is fundamental to our financial statements and our risk management processes and is our most critical accounting policy. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices.

During the fourth quarter of 2008, both the Financial Accounting Standards Board (FASB) and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. Our fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

Substantially all trading assets and trading liabilities are reflected in our consolidated statements of financial condition at fair value, pursuant principally to:

- Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities;"
- specialized industry accounting for broker-dealers and investment companies;
- SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities;" or
- the fair value option under either SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140," or SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (i.e., the fair value option).

Upon becoming a bank holding company in September 2008, we could no longer apply specialized broker-dealer industry accounting to those subsidiaries not regulated as broker-dealers. Therefore, within our non-broker-dealer subsidiaries, we designated as held for trading those instruments within the scope of SFAS No. 115 (i.e., debt securities and marketable equity securities), and elected the fair value option for other cash instruments (specifically loans, loan commitments and certain private equity and restricted public equity securities) which we historically had carried at fair value. These fair value elections were in addition to previous elections made for certain corporate loans, loan commitments and certificates of deposit issued by GS Bank USA. There was no impact on earnings from these initial elections because all of these instruments were already recorded at fair value in "Trading assets, at fair value" or "Trading liabilities, at fair value" in the consolidated statements of financial condition prior to Group Inc. becoming a bank holding company.

Management's Discussion and Analysis

In determining fair value, we separate our "Trading assets, at fair value" and "Trading liabilities, at fair value" into two categories: cash instruments and derivative contracts, as set forth in the following table:

Trading Instruments by Category

	As of November			
	2008		2007	
(in millions)	Trading Assets, at Fair Value	Trading Liabilities, at Fair Value	Trading Assets, at Fair Value	Trading Liabilities, at Fair Value
Cash trading instruments	**$186,231**	**$ 57,143**	$324,181	$112,018
ICBC	**5,496** [1]	**—**	6,807 [1]	—
SMFG	**1,135**	**1,134** [4]	4,060	3,627 [4]
Other principal investments	**15,126** [2]	**—**	11,933 [2]	—
Principal investments	**21,757**	**1,134**	22,800	3,627
Cash instruments	**207,988**	**58,277**	346,981	115,645
Exchange-traded	**6,164**	**8,347**	13,541	12,280
Over-the-counter	**124,173**	**109,348**	92,073	87,098
Derivative contracts	**130,337** [3]	**117,695** [5]	105,614 [3]	99,378 [5]
Total	**$338,325**	**$175,972**	$452,595	$215,023

(1) Includes interests of $3.48 billion and $4.30 billion as of November 2008 and November 2007, respectively, held by investment funds managed by Goldman Sachs. The fair value of our investment in the ordinary shares of ICBC, which trade on The Stock Exchange of Hong Kong, includes the effect of foreign exchange revaluation for which we maintain an economic currency hedge.

(2) The following table sets forth the principal investments (in addition to our investments in ICBC and Sumitomo Mitsui Financial Group, Inc. (SMFG)) included within the Principal Investments component of our Trading and Principal Investments segment:

	As of November					
	2008			2007		
(in millions)	Corporate	Real Estate	Total	Corporate	Real Estate	Total
Private	**$10,726**	**$2,935**	**$13,661**	$7,297	$2,361	$ 9,658
Public	**1,436**	**29**	**1,465**	2,208	67	2,275
Total	**$12,162**	**$2,964**	**$15,126**	$9,505	$2,428	$11,933

(3) Net of cash received pursuant to credit support agreements of $137.16 billion and $59.05 billion as of November 2008 and November 2007, respectively.

(4) Represents an economic hedge on the shares of common stock underlying our investment in the convertible preferred stock of SMFG.

(5) Net of cash paid pursuant to credit support agreements of $34.01 billion and $27.76 billion as of November 2008 and November 2007, respectively.

Cash Instruments. Cash instruments include cash trading instruments, public principal investments and private principal investments.

- **Cash Trading Instruments.** Our cash trading instruments are generally valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank loans and bridge loans, less liquid listed equities, state, municipal and provincial obligations and certain money market securities and loan commitments.

  Certain cash trading instruments trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, certain bank loans and bridge loans (including certain mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt), less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities (backed by either commercial or residential real estate), and acquired portfolios of distressed loans. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Public Principal Investments.** Our public principal investments held within the Principal Investments component of our Trading and Principal Investments segment tend to be large, concentrated holdings resulting from initial public offerings or other corporate transactions, and are valued based on quoted market prices. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

  Our most significant public principal investment is our investment in the ordinary shares of ICBC. Our investment in ICBC is valued using the quoted market price adjusted for transfer restrictions. The ordinary shares acquired from ICBC are subject to transfer restrictions that, among other things, prohibit any sale, disposition or other transfer until April 28, 2009. From April 28, 2009 to October 20, 2009, we may transfer up to 50% of the aggregate ordinary shares of ICBC that we owned as of October 20, 2006. We may transfer the remaining shares after October 20, 2009. A portion of our interest is held by investment funds managed by Goldman Sachs.

  We also have an investment in the convertible preferred stock of SMFG. This investment is valued using a model that is principally based on SMFG's common stock price. During our second quarter of 2008, we converted one-third of our SMFG preferred stock investment into SMFG common stock, and delivered the common stock to close out one-third of our hedge position. As of November 2008, we remained hedged on the common stock underlying our remaining investment in SMFG.

- **Private Principal Investments.** Our private principal investments held within the Principal Investments component of our Trading and Principal Investments segment include investments in private equity, debt and real estate, primarily held through investment funds. By their nature, these investments have little or no price transparency. We value such instruments initially at transaction price and adjust valuations when evidence is available to support such adjustments. Such evidence includes transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

Derivative Contracts. Derivative contracts can be exchange-traded or over-the-counter (OTC). We generally value exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Where we do not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to initial recognition, we only update valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where we cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See "—Derivatives" below for further information on our OTC derivatives.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Controls Over Valuation of Financial Instruments. A control infrastructure, independent of the trading and investing functions, is fundamental to ensuring that our financial instruments are appropriately valued at market-clearing levels (exit price) and that fair value measurements are reliable and consistently determined.

We employ an oversight structure that includes appropriate segregation of duties. Senior management, independent of the trading and investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies to our Audit Committee. We seek to maintain the necessary resources to ensure that control functions are performed appropriately. We employ procedures for the approval of new transaction types and markets, price verification, review of daily profit and loss, and review of valuation models by personnel with appropriate technical knowledge of relevant products and markets. These procedures are performed by personnel independent of the trading and investing functions. For financial instruments where prices or valuations that require inputs are less observable, we employ, where possible, procedures that include comparisons with similar observable positions, analysis of actual to projected cash flows, comparisons with subsequent sales, reviews of valuations used for collateral management purposes and discussions with senior business leaders. See "—Market Risk" and "—Credit Risk" below for a further discussion of how we manage the risks inherent in our trading and principal investing businesses.

Fair Value Hierarchy – Level 3. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Instruments that trade infrequently and therefore have little or no price transparency are classified within level 3 of the fair value hierarchy. We determine which instruments are classified within level 3 based on the results of our price verification process. This process is performed by personnel independent of our trading and investing functions who corroborate valuations to external market data (e.g., quoted market prices, broker or dealer quotations, third-party pricing vendors, recent trading activity and comparative analyses to similar instruments). When broker or dealer quotations or third-party pricing vendors are used for valuation or price verification, greater priority is given to executable quotes. As part of our price verification process, valuations based on quotes are corroborated by comparison both to other quotes and to recent trading activity in the same or similar instruments. The number of quotes obtained varies by instrument and depends on the liquidity of the particular instrument. See Notes 2 and 3 to the consolidated financial statements for further information regarding SFAS No. 157.

Recent market conditions, particularly in the fourth quarter of 2008 (characterized by dislocations between asset classes, elevated levels of volatility, and reduced price transparency), have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, our valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks.

Valuation Methodologies for Level 3 Assets. Instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. As time passes, transaction price becomes less reliable as an estimate of fair value and accordingly, we use other methodologies to determine fair value, which vary based on the type of instrument, as described below. Regardless of the methodology, valuation inputs and assumptions are only changed when corroborated by substantive evidence. Senior management in control functions, independent of the trading and investing functions, reviews all significant unrealized gains/losses, including the primary drivers of the change in value. Valuations are further corroborated by values realized upon sales of our level 3 assets. An overview of methodologies used to value our level 3 assets subsequent to the transaction date is as follows:

- **Private equity and real estate fund investments.** Investments are generally held at cost for the first year. Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. In the absence of such evidence, valuations are based on third-party independent appraisals, transactions in similar instruments, discounted cash flow techniques, valuation multiples and public comparables. Such evidence includes pending reorganizations (e.g., merger proposals, tender offers or debt restructurings); and significant changes in financial metrics (e.g., operating results as compared to previous projections, industry multiples, credit ratings and balance sheet ratios).

- **Bank loans and bridge loans and Corporate debt securities and other debt obligations.** Valuations are generally based on discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows, market yields for such instruments and recovery assumptions. Inputs are generally determined based on relative value analyses, which incorporate comparisons both to credit default swaps that reference the same underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotes are available.

- **Loans and securities backed by commercial real estate.** Loans and securities backed by commercial real estate are collateralized by specific assets and are generally tranched into varying levels of subordination. Due to the nature of these instruments, valuation techniques vary by instrument. Methodologies include relative value analyses across different tranches, comparisons to transactions in both the underlying collateral and instruments with the same or substantially the same underlying collateral, market indices (such as the CMBX[1]), and credit default swaps, as well as discounted cash flow techniques.

- **Loans and securities backed by residential real estate.** Valuations are based on both proprietary and industry recognized models (including Intex and Bloomberg), discounted cash flow techniques and hypothetical securitization analyses. In the recent market environment, the most significant inputs to the valuation of these instruments are rates of delinquency, default and loss expectations, which are driven in part by housing prices. Inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX[1].

- **Loan portfolios.** Valuations are based on discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows and market yields for such instruments. Inputs are determined based on relative value analyses which incorporate comparisons to recent auction data for other similar loan portfolios.

- **Derivative contracts.** Valuation models are calibrated to initial transaction price. Subsequent changes in valuations are based on observable inputs to the valuation models (e.g., interest rates, credit spreads, volatilities, etc.). Inputs are changed only when corroborated by market data. Valuations of less liquid OTC derivatives are typically based on level 1 or level 2 inputs that can be observed in the market, as well as unobservable inputs, such as correlations and volatilities.

Total level 3 assets were $66.19 billion and $69.15 billion as of November 2008 and November 2007, respectively. The decrease in level 3 assets for the year ended November 2008 primarily reflected (i) unrealized losses on loans and securities backed by commercial real estate, bank loans and bridge loans, and private equity and real estate fund investments, and (ii) sales and paydowns on bank loans and bridge loans and loan portfolios. These decreases were partially offset by transfers to level 3 of certain loans and securities backed by commercial real estate due to reduced price transparency.

[1] The CMBX and ABX are indices that track the performance of commercial mortgage bonds and subprime residential mortgage bonds, respectively.

Management's Discussion and Analysis

The following table sets forth the fair values of financial assets classified as level 3 within the fair value hierarchy:

Level 3 Financial Assets at Fair Value

(in millions) Description	As of November 2008	As of November 2007
Private equity and real estate fund investments [1]	**$16,006**	$18,006
Bank loans and bridge loans [2]	**11,957**	13,334
Corporate debt securities and other debt obligations [3]	**7,596**	6,111
Mortgage and other asset-backed loans and securities		
Loans and securities backed by commercial real estate	**9,340**	7,410
Loans and securities backed by residential real estate	**2,049**	2,484
Loan portfolios [4]	**4,118**	6,106
Cash instruments	**51,066**	53,451
Derivative contracts	**15,124**	15,700
Total level 3 assets at fair value	**66,190**	69,151
Level 3 assets for which we do not bear economic exposure [5]	**(6,616)**	(14,437)
Level 3 assets for which we bear economic exposure	**$59,574**	$54,714

(1) Includes $1.18 billion and $7.06 billion as of November 2008 and November 2007, respectively, of assets for which we do not bear economic exposure. Also includes $2.62 billion and $2.02 billion as of November 2008 and November 2007, respectively, of real estate fund investments.

(2) Includes mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt.

(3) Includes $804 million and $2.49 billion as of November 2008 and November 2007, respectively, of CDOs backed by corporate obligations.

(4) Consists of acquired portfolios of distressed loans, primarily backed by commercial and residential real estate collateral.

(5) We do not bear economic exposure to these level 3 assets as they are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

Loans and securities backed by residential real estate. We securitize, underwrite and make markets in various types of residential mortgages, including prime, Alt-A and subprime. At any point in time, we may use cash instruments as well as derivatives to manage our long or short risk position in residential real estate. The following table sets forth the fair value of our long positions in prime, Alt-A and subprime mortgage cash instruments:

Long Positions in Loans and Securities Backed by Residential Real Estate

(in millions)	As of November 2008	As of November 2007
Prime [1]	**$1,494**	$ 7,135
Alt-A	**1,845**	6,358
Subprime [2]	**1,906**	2,109
Total [3]	**$5,245**	$15,602

(1) Excludes U.S. government agency-issued collateralized mortgage obligations of $4.27 billion and $7.24 billion as of November 2008 and November 2007, respectively. Also excludes U.S. government agency-issued mortgage-pass through certificates.

(2) Includes $228 million and $316 million of CDOs backed by subprime mortgages as of November 2008 and November 2007, respectively.

(3) Includes $2.05 billion and $2.48 billion of financial instruments (primarily loans and investment-grade securities, the majority of which were issued during 2006 and 2007) classified as level 3 under the fair value hierarchy as of November 2008 and November 2007, respectively.

Loans and securities backed by commercial real estate. We originate, securitize and syndicate fixed and floating rate commercial mortgages globally. At any point in time, we may use cash instruments as well as derivatives to manage our risk position in the commercial mortgage market. The following table sets forth the fair value of our long positions in loans and securities backed by commercial real estate by geographic region. The decrease in loans and securities backed by commercial real estate from November 2007 to November 2008 was primarily due to dispositions.

Long Positions in Loans and Securities Backed by Commercial Real Estate by Geographic Region

(in millions)	As of November 2008	As of November 2007
Americas [1]	**$ 7,433**	$12,361
EMEA [2]	**3,304**	6,607
Asia	**157**	52
Total [3]	**$10,894** [4]	$19,020 [5]

(1) Substantially all relates to the U.S.

(2) EMEA (Europe, Middle East and Africa).

(3) Includes $9.34 billion and $7.41 billion of financial instruments classified as level 3 under the fair value hierarchy as of November 2008 and November 2007, respectively.

(4) Comprised of loans of $9.23 billion and commercial mortgage-backed securities of $1.66 billion as of November 2008, of which $9.78 billion was floating rate and $1.11 billion was fixed rate.

(5) Comprised of loans of $16.27 billion and commercial mortgage-backed securities of $2.75 billion as of November 2007, of which $16.52 billion was floating rate and $2.50 billion was fixed rate.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Trading assets, at fair value" and "Trading liabilities, at fair value," we have elected to account for certain of our other financial assets and financial liabilities at fair value under the fair value option. The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations.

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales under SFAS No. 140, debt raised through our William Street program and certain other nonrecourse financings;
- certain unsecured long-term borrowings, including prepaid physical commodity transactions;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of our matched book and certain firm financing activities;
- certain corporate loans, loan commitments and certificates of deposit issued by GS Bank USA as well as securities held by GS Bank USA;
- receivables from customers and counterparties arising from transfers accounted for as secured loans rather than purchases under SFAS No. 140;
- certain insurance and reinsurance contracts; and
- in general, investments acquired after the adoption of SFAS No. 159 where we have significant influence over the investee and would otherwise apply the equity method of accounting. In certain cases, we may apply the equity method of accounting to new investments that are strategic in nature or closely related to our principal business activities, where we have a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant.

Goodwill and Identifiable Intangible Assets

As a result of our acquisitions, principally SLK LLC (SLK) in 2000, The Ayco Company, L.P. (Ayco) in 2003 and our variable annuity and life insurance business in 2006, we have acquired goodwill and identifiable intangible assets. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Goodwill. We test the goodwill in each of our operating segments, which are components one level below our three business segments, for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," by comparing the estimated fair value of each operating segment with its estimated net book value. We derive the fair value of each of our operating segments based on valuation techniques we believe market participants would use for each segment (observable average price-to-earnings multiples of our competitors in these businesses and price-to-book multiples). We derive the net book value of our operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment. Our last annual impairment test was performed during our 2008 fourth quarter and no impairment was identified. Substantially all of our goodwill is in our Equities component of our Trading and Principal Investments segment and in our Asset Management and Securities Services segment. Our Asset Management and Securities Services segment generated record net revenues in 2008 and our Equities component of our Trading and Principal Investments segment had its second best year following its record net revenues in 2007.

During 2008, particularly during the fourth quarter, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. Our stock price, consistent with stock prices in the broader financial services sector, declined significantly during this period of time. During the fourth quarter of 2008, our market capitalization fell below recorded book value, principally during the last five weeks of the quarter. With respect to the testing of our goodwill for impairment, we believe that it is reasonable to consider market capitalization as an indicator of fair value over a reasonable period of time. If the current economic market conditions persist and if there is a prolonged period of weakness in the business environment and financial markets, our businesses may be adversely affected, which could result in an impairment of goodwill in the future.

Management's Discussion and Analysis

The following table sets forth the carrying value of our goodwill by operating segment:

Goodwill by Operating Segment

(in millions)	As of November 2008	2007
Investment Banking		
Underwriting	**$ 125**	$ 125
Trading and Principal Investments		
FICC	**247**	123
Equities [1]	**2,389**	2,381
Principal Investments	**80**	11
Asset Management and Securities Services		
Asset Management [2]	**565**	564
Securities Services	**117**	117
Total	**$3,523**	$3,321

[1] Primarily related to SLK.

[2] Primarily related to Ayco.

Identifiable Intangible Assets. We amortize our identifiable intangible assets over their estimated lives in accordance with SFAS No. 142 or, in the case of insurance contracts, in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," and SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 60 and SFAS No. 97. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The following table sets forth the carrying value and range of remaining lives of our identifiable intangible assets by major asset class:

Identifiable Intangible Assets by Asset Class

	As of November		
	2008		2007
($ in millions)	Carrying Value	Range of Estimated Remaining Lives (in years)	Carrying Value
Customer lists [1]	**$ 724**	**2–17**	$ 732
New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights	**462**	**13**	502
Insurance-related assets [2]	**303**	**7**	372
Exchange-traded fund (ETF) lead market maker rights	**95**	**19**	100
Other [3]	**93**	**1–17**	65
Total	**$1,677**		$1,771

[1] Primarily includes our clearance and execution and NASDAQ customer lists related to SLK and financial counseling customer lists related to Ayco.

[2] Consists of the value of business acquired (VOBA) and deferred acquisition costs (DAC). VOBA represents the present value of estimated future gross profits of acquired variable annuity and life insurance businesses. DAC results from commissions paid by Goldman Sachs to the primary insurer (ceding company) on life and annuity reinsurance agreements as compensation to place the business with us and to cover the ceding company's acquisition expenses. VOBA and DAC are amortized over the estimated life of the underlying contracts based on estimated gross profits, and amortization is adjusted based on actual experience. The seven-year estimated life represents the weighted average remaining amortization period of the underlying contracts (certain of which extend for approximately 30 years).

[3] Primarily includes marketing-related assets and power contracts.

A prolonged period of weakness in global equity markets and the trading of securities in multiple markets and on multiple exchanges could adversely impact our businesses and impair the value of our identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including (i) changes in market structure that could adversely affect our specialist businesses (see discussion below), (ii) an adverse action or assessment by a regulator, or (iii) adverse actual experience on the contracts in our variable annuity and life insurance business.

In October 2008, the SEC approved the NYSE's proposal to create a new market model and redefine the role of NYSE DMMs. This new rule set further aligns the NYSE's model with investor requirements for speed and efficiency of execution and establishes specialists as DMMs. While DMMs still have an obligation to commit capital, they are now able to trade on parity with other market participants. In addition, in November 2008 the NYSE introduced a reserve order type that allows for anonymous trade execution, which is expected to allow the NYSE to recapture liquidity and market share from other venues in which anonymous reserve orders have been available for some time. The new rule set and the launch of the reserve order type, in combination with technology improvements to increase execution speed, are expected to bolster the NYSE's competitive position.

In 2007, we tested our NYSE DMM rights for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, an impairment loss is recognized if the carrying amount of our NYSE DMM rights exceeds the projected undiscounted cash flows of the business over the estimated remaining life of our NYSE DMM rights. Projected undiscounted cash flows exceeded the carrying amount of our NYSE DMM rights, and accordingly we did not record an impairment loss. In projecting the undiscounted cash flows of the business, we made several important assumptions about the potential beneficial effects of the rule and market structure changes described above. Specifically, we assumed that:

- total equity trading volumes in NYSE-listed companies will continue to grow at a rate consistent with recent historical trends;
- the NYSE will be able to recapture approximately one-half of the market share that it lost in 2007; and
- we will increase our market share of the NYSE DMM business and, as a DMM, the profitability of each share traded.

We also assumed that the rule changes would be implemented in our fiscal fourth quarter of 2008 (as noted above, such rule changes were approved in October 2008) and that projected cash flow increases related to the implementation of the rule set would begin in 2009, consistent with the assumptions above.

Subsequently, there have been no events or changes in circumstances indicating that NYSE DMM rights intangible asset may not be recoverable. However, there can be no assurance that the assumptions, rule or structure changes described above will result in sufficient cash flows to avoid impairment of our NYSE DMM rights in the future. We will continue to evaluate the performance of the specialist business under the new market model. As of November 2008, the carrying value of our NYSE DMM rights was $462 million. To the extent that there were to be an impairment in the future, it could result in a significant writedown in the carrying value of these DMM rights.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates and assumptions. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates and assumptions is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." We estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard of FIN 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." See Note 16 to the consolidated financial statements for further information on FIN 48.

Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "—Legal Proceedings" in Part I, Item 3 of our Annual Report on Form 10-K for information on our judicial, regulatory and arbitration proceedings.

Management's Discussion and Analysis

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. See "—Certain Risk Factors That May Affect Our Businesses" above and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a further discussion of the impact of economic and market conditions on our results of operations.

Financial Overview

The following table sets forth an overview of our financial results:

Financial Overview

	Year Ended November		
($ in millions, except per share amounts)	2008	2007	2006
Net revenues	**$22,222**	$45,987	$37,665
Pre-tax earnings	**2,336**	17,604	14,560
Net earnings	**2,322**	11,599	9,537
Net earnings applicable to common shareholders	**2,041**	11,407	9,398
Diluted earnings per common share	**4.47**	24.73	19.69
Return on average common shareholders' equity [1]	**4.9%**	32.7%	32.8%
Return on average tangible common shareholders' equity [2]	**5.5%**	38.2%	39.8%

(1) Return on average common shareholders' equity (ROE) is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity.

(2) Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets, excluding power contracts. Identifiable intangible assets associated with power contracts are not deducted from total shareholders' equity because, unlike other intangible assets, less than 50% of these assets are supported by common shareholders' equity.

We believe that return on average tangible common shareholders' equity (ROTE) is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed internally. ROTE is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity.

The following table sets forth the reconciliation of average total shareholders' equity to average tangible common shareholders' equity:

	Average for the Year Ended November		
(in millions)	2008	2007	2006
Total shareholders' equity	**$47,167**	$37,959	$31,048
Preferred stock	**(5,157)**	(3,100)	(2,400)
Common shareholders' equity	**42,010**	34,859	28,648
Goodwill and identifiable intangible assets, excluding power contracts	**(5,220)**	(4,971)	(5,013)
Tangible common shareholders' equity	**$36,790**	$29,888	$23,635

NET REVENUES

2008 versus 2007. Our net revenues were $22.22 billion in 2008, a decrease of 52% compared with 2007, reflecting a particularly difficult operating environment, including significant asset price declines, high levels of volatility and reduced levels of liquidity, particularly in the fourth quarter. In addition, credit markets experienced significant dislocation between prices for cash instruments and the related derivative contracts and between credit indices and underlying single names. Net revenues in Trading and Principal Investments were significantly lower compared with 2007, reflecting significant declines in FICC, Principal Investments and Equities. The decrease in FICC primarily reflected losses in credit products, which included a loss of approximately $3.1 billion (net of hedges) related to non-investment-grade credit origination activities and losses from investments, including corporate debt and private and public equities. Results in mortgages included net losses of approximately $1.7 billion on residential mortgage loans and securities and approximately $1.4 billion on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced particularly strong results and net revenues were higher compared with 2007. During 2008, although client-driven activity was generally solid, FICC operated in a challenging environment characterized by broad-based declines in asset values, wider mortgage and corporate credit spreads, reduced levels of liquidity and broad-based investor deleveraging, particularly in the second half of the year. The decline in Principal Investments primarily reflected net losses of $2.53 billion from corporate principal investments and

Management's Discussion and Analysis

$949 million from real estate principal investments, as well as a $446 million loss from our investment in the ordinary shares of ICBC. In Equities, the decrease compared with particularly strong net revenues in 2007 reflected losses in principal strategies, partially offset by higher net revenues in our client franchise businesses. Commissions were particularly strong and were higher than 2007. During 2008, Equities operated in an environment characterized by a significant decline in global equity prices, broad-based investor deleveraging and very high levels of volatility, particularly in the second half of the year.

Net revenues in Investment Banking also declined significantly compared with 2007, reflecting significantly lower net revenues in both Financial Advisory and Underwriting. In Financial Advisory, the decrease compared with particularly strong net revenues in 2007 reflected a decline in industry-wide completed mergers and acquisitions. The decrease in Underwriting primarily reflected significantly lower net revenues in debt underwriting, primarily due to a decline in leveraged finance and mortgage-related activity, reflecting difficult market conditions. Net revenues in equity underwriting were slightly lower compared with 2007, reflecting a decrease in industry-wide equity and equity-related offerings.

Net revenues in Asset Management and Securities Services increased compared with 2007. Securities Services net revenues were higher, reflecting the impact of changes in the composition of securities lending customer balances, as well as higher total average customer balances. Asset Management net revenues increased slightly compared with 2007. During the year, assets under management decreased $89 billion to $779 billion, due to $123 billion of market depreciation, primarily in equity assets, partially offset by $34 billion of net inflows.

2007 versus 2006. Our net revenues were $45.99 billion in 2007, an increase of 22% compared with 2006, reflecting significantly higher net revenues in Trading and Principal Investments and Investment Banking, and higher net revenues in Asset Management and Securities Services. The increase in Trading and Principal Investments reflected higher net revenues in Equities, FICC and Principal Investments. Net revenues in Equities increased 33% compared with 2006, reflecting significantly higher net revenues in both our client franchise businesses and principal strategies. During 2007, Equities operated in an environment characterized by strong client-driven activity, generally higher equity prices and higher levels of volatility, particularly during the second half of the year. The increase in FICC reflected significantly higher net revenues in currencies and interest rate products. In addition, net revenues in mortgages were higher despite a significant deterioration in the mortgage market throughout the year, while net revenues in credit products were strong, but slightly lower compared with 2006. Credit products included substantial gains from equity investments, including a gain of approximately $900 million related to the disposition of Horizon Wind Energy L.L.C., as well as a loss of approximately $1 billion (net of hedges) related to non-investment-grade credit origination activities. During 2007, FICC operated in an environment generally characterized by strong client-driven activity and favorable market opportunities. However, during the year, the mortgage market experienced significant deterioration and, in the second half of the year, the broader credit markets were characterized by wider spreads and reduced levels of liquidity. The increase in Principal Investments reflected strong results in both corporate and real estate investing.

The increase in Investment Banking reflected a 64% increase in Financial Advisory net revenues and a strong performance in our Underwriting business. The increase in Financial Advisory primarily reflected growth in industry-wide completed mergers and acquisitions. The increase in Underwriting reflected higher net revenues in debt underwriting, as leveraged finance activity was strong during the first half of our fiscal year, while net revenues in equity underwriting were strong but essentially unchanged from 2006.

Net revenues in Asset Management and Securities Services also increased. The increase in Securities Services primarily reflected significant growth in global customer balances. The increase in Asset Management reflected significantly higher asset management fees, partially offset by significantly lower incentive fees. During the year, assets under management increased $192 billion, or 28%, to $868 billion, including net inflows of $161 billion.

OPERATING EXPENSES

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. A substantial portion of our compensation expense represents discretionary bonuses which are significantly impacted by, among other factors, the level of net revenues, prevailing labor markets, business mix and the structure of our share-based compensation programs. For 2008, our ratio of compensation and benefits (excluding severance costs of approximately $275 million in the fourth quarter of 2008) to net revenues was 48.0%. Our ratio of compensation and benefits to net revenues was 43.9% for 2007.

Management's Discussion and Analysis

The following table sets forth our operating expenses and number of employees:

Operating Expenses and Employees

($ in millions)	Year Ended November 2008	2007	2006
Compensation and benefits [1]	**$10,934**	$20,190	$16,457
Brokerage, clearing, exchange and distribution fees	**2,998**	2,758	1,985
Market development	**485**	601	492
Communications and technology	**759**	665	544
Depreciation and amortization	**1,022**	624	521
Amortization of identifiable intangible assets	**240**	195	173
Occupancy	**960**	975	850
Professional fees	**779**	714	545
Other expenses [2]	**1,709**	1,661	1,538
Total non-compensation expenses	**8,952**	8,193	6,648
Total operating expenses	**$19,886**	$28,383	$23,105
Employees at year-end [3]	**30,067**	30,522	26,467

(1) Compensation and benefits includes $262 million, $168 million and $259 million for the years ended November 2008, November 2007 and November 2006, respectively, attributable to consolidated entities held for investment purposes. Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses.

(2) Beginning in the first quarter of 2008, "Cost of power generation" was reclassified into "Other expenses" in the consolidated statements of earnings. Prior periods have been reclassified to conform to the current presentation.

(3) Excludes 4,671, 4,572 and 3,868 employees as of November 2008, November 2007 and November 2006, respectively, of consolidated entities held for investment purposes (see footnote 1 above).

The following table sets forth non-compensation expenses of consolidated entities held for investment purposes and our remaining non-compensation expenses by line item:

Non-Compensation Expenses

(in millions)	Year Ended November 2008	2007	2006
Non-compensation expenses of consolidated investments [1]	**$ 779**	$ 446	$ 501
Non-compensation expenses excluding consolidated investments			
Brokerage, clearing, exchange and distribution fees	**2,998**	2,758	1,985
Market development	**475**	593	461
Communications and technology	**754**	661	537
Depreciation and amortization	**631**	509	444
Amortization of identifiable intangible assets	**233**	189	169
Occupancy	**861**	892	738
Professional fees	**770**	711	534
Other expenses [2]	**1,451**	1,434	1,279
Subtotal	**8,173**	7,747	6,147
Total non-compensation expenses, as reported	**$8,952**	$8,193	$6,648

(1) Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses. For example, these investments include consolidated entities that hold real estate assets, such as hotels, but exclude investments in entities that primarily hold financial assets. We believe that it is meaningful to review non-compensation expenses excluding expenses related to these consolidated entities in order to evaluate trends in non-compensation expenses related to our principal business activities. Revenues related to such entities are included in "Trading and principal investments" in the consolidated statements of earnings.

(2) Beginning in the first quarter of 2008, "Cost of power generation" was reclassified into "Other expenses" in the consolidated statements of earnings. Prior periods have been reclassified to conform to the current presentation.

2008 versus 2007. Operating expenses were $19.89 billion for 2008, 30% lower than 2007. Compensation and benefits expenses (including salaries, bonuses, amortization of prior year equity awards and other items such as payroll taxes and benefits) of $10.93 billion decreased 46% compared with 2007, reflecting lower levels of discretionary compensation due to lower net revenues. For 2008, our ratio of compensation and benefits (excluding severance costs of approximately $275 million in the fourth quarter of 2008) to net revenues was 48.0%. Our ratio of compensation and benefits to net revenues was 43.9% for 2007. Employment levels decreased 1% compared with November 2007, reflecting an 8% decrease during the fourth quarter.

Non-compensation expenses of $8.95 billion for 2008 increased 9% compared with 2007. Excluding consolidated entities held for investment purposes, non-compensation expenses increased 5% compared with 2007. The majority of this increase was attributable to higher brokerage, clearing, exchange and distribution fees, principally reflecting higher activity levels in Equities and FICC. The increase in non-compensation expenses related to consolidated entities held for investment purposes primarily reflected the impact of impairment on certain real estate assets during 2008.

2007 versus 2006. Operating expenses were $28.38 billion for 2007, 23% higher than 2006. Compensation and benefits expenses of $20.19 billion increased 23% compared with 2006, reflecting increased discretionary compensation and growth in employment levels. The ratio of compensation and benefits to net revenues for 2007 was 43.9% compared with 43.7% for 2006. Employment levels increased 15% compared with November 2006.

Non-compensation expenses of $8.19 billion for 2007 increased 23% compared with 2006, primarily attributable to higher levels of business activity and continued geographic expansion. One-half of this increase was attributable to brokerage, clearing, exchange and distribution fees, principally reflecting higher transaction volumes in Equities. Professional fees, other expenses and communications and technology expenses also increased, primarily due to higher levels of business activity. Occupancy and depreciation and amortization expenses in 2007 included exit costs of $128 million related to our office space.

PROVISION FOR TAXES

The effective income tax rate was approximately 1% for 2008, down from 34.1% for 2007. The decrease in the effective income tax rate was primarily due to an increase in permanent benefits as a percentage of lower earnings and changes in geographic earnings mix. The effective income tax rate was 34.1% for 2007, down from 34.5% for 2006, primarily due to changes in the geographic mix of earnings.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our pre-tax earnings, the level of our tax credits and the effect of tax audits. Certain of these and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 16 to the consolidated financial statements for further information regarding our provision for taxes.

Management's Discussion and Analysis

Segment Operating Results

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

Segment Operating Results

(in millions)		Year Ended November 2008	2007	2006
Investment Banking	Net revenues	**$ 5,185**	$ 7,555	$ 5,629
	Operating expenses	**3,143**	4,985	4,062
	Pre-tax earnings	**$ 2,042**	$ 2,570	$ 1,567
Trading and Principal Investments	Net revenues	**$ 9,063**	$31,226	$25,562
	Operating expenses	**11,808**	17,998	14,962
	Pre-tax earnings/(loss)	**$ (2,745)**	$13,228	$10,600
Asset Management and Securities Services	Net revenues	**$ 7,974**	$ 7,206	$ 6,474
	Operating expenses	**4,939**	5,363	4,036
	Pre-tax earnings	**$ 3,035**	$ 1,843	$ 2,438
Total	Net revenues	**$22,222**	$45,987	$37,665
	Operating expenses [1]	**19,886**	28,383	23,105
	Pre-tax earnings	**$ 2,336**	$17,604	$14,560

[1] Operating expenses include net provisions for a number of litigation and regulatory proceedings of $(4) million, $37 million and $45 million for the years ended November 2008, November 2007 and November 2006, respectively, that have not been allocated to our segments.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 18 to the consolidated financial statements for further information regarding our business segments.

The cost drivers of Goldman Sachs taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of our business segments. Compensation and benefits expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

INVESTMENT BANKING

Our Investment Banking segment is divided into two components:

- **Financial Advisory.** Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.
- **Underwriting.** Underwriting includes public offerings and private placements of a wide range of securities and other financial instruments.

The following table sets forth the operating results of our Investment Banking segment:

Investment Banking Operating Results

(in millions)	Year Ended November 2008	2007	2006
Financial Advisory	**$2,656**	$4,222	$2,580
Equity underwriting	**1,353**	1,382	1,365
Debt underwriting	**1,176**	1,951	1,684
Total Underwriting	**2,529**	3,333	3,049
Total net revenues	**5,185**	7,555	5,629
Operating expenses	**3,143**	4,985	4,062
Pre-tax earnings	**$2,042**	$2,570	$1,567

The following table sets forth our financial advisory and underwriting transaction volumes:

Goldman Sachs Global Investment Banking Volumes [1]

(in billions)	Year Ended November 2008	2007	2006
Announced mergers and acquisitions	**$927**	$1,249	$1,101
Completed mergers and acquisitions	**823**	1,443	863
Equity and equity-related offerings [2]	**61**	66	74
Debt offerings [3]	**185**	345	320

(1) Source: Thomson Reuters. Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period. In addition, transaction volumes for prior periods may vary from amounts previously reported due to the subsequent withdrawal or a change in the value of a previously announced transaction.

(2) Includes Rule 144A and public common stock offerings, convertible offerings and rights offerings.

(3) Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues.

2008 versus 2007. Net revenues in Investment Banking of $5.19 billion for 2008 decreased 31% compared with 2007.

Net revenues in Financial Advisory of $2.66 billion decreased 37% compared with particularly strong net revenues in 2007, primarily reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $2.53 billion decreased 24% compared with 2007, principally due to significantly lower net revenues in debt underwriting. The decrease in debt underwriting was primarily due to a decline in leveraged finance and mortgage-related activity, reflecting difficult market conditions. Net revenues in equity underwriting were slightly lower compared with 2007, reflecting a decrease in industry-wide equity and equity-related offerings. Our investment banking transaction backlog ended the year significantly lower than at the end of 2007. [1]

Operating expenses of $3.14 billion for 2008 decreased 37% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings of $2.04 billion in 2008 decreased 21% compared with 2007.

2007 versus 2006. Net revenues in Investment Banking of $7.56 billion for 2007 increased 34% compared with 2006.

Net revenues in Financial Advisory of $4.22 billion increased 64% compared with 2006, primarily reflecting growth in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $3.33 billion increased 9% compared with 2006, due to higher net revenues in debt underwriting, primarily reflecting strength in leveraged finance during the first half of 2007. Net revenues in equity underwriting were also strong, but essentially unchanged from 2006. Our investment banking transaction backlog at the end of 2007 was higher than at the end of 2006. [1]

Operating expenses of $4.99 billion for 2007 increased 23% compared with 2006, primarily due to increased compensation and benefits expenses, resulting from higher discretionary compensation and growth in employment levels. Pre-tax earnings of $2.57 billion in 2007 increased 64% compared with 2006.

(1) Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

TRADING AND PRINCIPAL INVESTMENTS

Our Trading and Principal Investments segment is divided into three components:

- **FICC.** We make markets in and trade interest rate and credit products, mortgage-related securities and loan products and other asset-backed instruments, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading and investing.
- **Equities.** We make markets in and trade equities and equity-related products, structure and enter into equity derivative transactions and engage in proprietary trading. We generate commissions from executing and clearing client transactions on major stock, options and futures exchanges worldwide through our Equities client franchise and clearing activities. We also engage in specialist and insurance activities.
- **Principal Investments.** We make real estate and corporate principal investments, including our investment in the ordinary shares of ICBC. We generate net revenues from returns on these investments and from the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments over the life of the fund exceeds certain threshold returns (typically referred to as an override).

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments, including those in privately held concerns and in real estate, may fluctuate significantly depending on the revaluation of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

Net revenues from Principal Investments do not include management fees generated from our merchant banking funds. These management fees are included in the net revenues of the Asset Management and Securities Services segment.

The following table sets forth the operating results of our Trading and Principal Investments segment:

Trading and Principal Investments Operating Results

	Year Ended November		
(in millions)	2008	2007	2006
FICC	**$ 3,713**	$16,165	$14,262
Equities trading	**4,208**	6,725	4,965
Equities commissions	**4,998**	4,579	3,518
Total Equities	**9,206**	11,304	8,483
ICBC	**(446)**	495	937
Gross gains	**1,335**	3,728	2,061
Gross losses	**(4,815)**	(943)	(585)
Net other corporate and real estate investments	**(3,480)**	2,785	1,476
Overrides	**70**	477	404
Total Principal Investments	**(3,856)**	3,757	2,817
Total net revenues	**9,063**	31,226	25,562
Operating expenses	**11,808**	17,998	14,962
Pre-tax earnings/(loss)	**$ (2,745)**	$13,228	$10,600

2008 versus 2007. Net revenues in Trading and Principal Investments of $9.06 billion for 2008 decreased 71% compared with 2007.

Net revenues in FICC of $3.71 billion for 2008 decreased 77% compared with 2007, primarily reflecting losses in credit products, which included a loss of approximately $3.1 billion (net of hedges) related to non-investment-grade credit origination activities and losses from investments, including corporate debt and private and public equities. Results in mortgages included net losses of approximately $1.7 billion on residential mortgage loans and securities and approximately $1.4 billion on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced particularly strong results and net revenues were higher compared with 2007. During 2008, although client-driven activity was generally solid, FICC operated in a challenging environment characterized by broad-based declines in asset values, wider mortgage and corporate credit spreads, reduced levels of liquidity and broad-based investor deleveraging, particularly in the second half of the year.

Net revenues in Equities of $9.21 billion for 2008 decreased 19% compared with a particularly strong 2007, reflecting losses in principal strategies, partially offset by higher net revenues in the client franchise businesses. Commissions were particularly strong and were higher than 2007. During 2008, Equities operated in an environment characterized by a significant decline in global equity prices, broad-based investor deleveraging and very high levels of volatility, particularly in the second half of the year.

Principal Investments recorded a net loss of $3.86 billion for 2008. These results included net losses of $2.53 billion from corporate principal investments and $949 million from real estate principal investments, as well as a $446 million loss related to our investment in the ordinary shares of ICBC.

Operating expenses of $11.81 billion for 2008 decreased 34% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. This decrease was partially offset by higher non-compensation expenses. Excluding consolidated entities held for investment purposes, the majority of this increase was attributable to higher brokerage, clearing, exchange and distribution fees, principally reflecting higher activity levels in Equities and FICC. The increase in non-compensation expenses related to consolidated entities held for investment purposes primarily reflected the impact of impairment on certain real estate assets during 2008. Pre-tax loss was $2.75 billion in 2008 compared with pre-tax earnings of $13.23 billion in 2007.

2007 versus 2006. Net revenues in Trading and Principal Investments of $31.23 billion for 2007 increased 22% compared with 2006.

Net revenues in FICC of $16.17 billion for 2007 increased 13% compared with 2006, reflecting significantly higher net revenues in currencies and interest rate products. In addition, net revenues in mortgages were higher despite a significant deterioration in the mortgage market throughout 2007, while net revenues in credit products were strong, but slightly lower compared with 2006. Credit products included substantial gains from equity investments, including a gain of approximately $900 million related to the disposition of Horizon Wind Energy L.L.C., as well as a loss of approximately $1 billion (net of hedges) related to non-investment-grade credit origination activities. Net revenues in commodities were also strong but lower compared with 2006. During 2007, FICC operated in an environment generally characterized by strong client-driven activity and favorable market opportunities. However, during 2007, the mortgage market experienced significant deterioration and, in the second half of the year, the broader credit markets were characterized by wider spreads and reduced levels of liquidity.

Net revenues in Equities of $11.30 billion for 2007 increased 33% compared with 2006, reflecting significantly higher net revenues in both our client franchise businesses and principal strategies. The client franchise businesses benefited from significantly higher commission volumes. During 2007, Equities operated in an environment characterized by strong client-driven activity, generally higher equity prices and higher levels of volatility, particularly during the second half of the year.

Principal Investments recorded net revenues of $3.76 billion for 2007, reflecting gains and overrides from corporate and real estate principal investments. Results in Principal Investments included a $495 million gain related to our investment in the ordinary shares of ICBC and a $129 million loss related to our investment in the convertible preferred stock of SMFG.

Operating expenses of $18.00 billion for 2007 increased 20% compared with 2006, primarily due to increased compensation and benefits expenses, resulting from higher discretionary compensation and growth in employment levels. Non-compensation expenses increased due to the impact of higher levels of business activity and continued geographic expansion. The majority of this increase was in brokerage, clearing, exchange and distribution fees, which primarily reflected higher transaction volumes in Equities. Professional fees also increased, reflecting increased business activity. Pre-tax earnings of $13.23 billion in 2007 increased 25% compared with 2006.

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services segment is divided into two components:

- **Asset Management.** Asset Management provides investment advisory and financial planning services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and primarily generates revenues in the form of management and incentive fees.
- **Securities Services.** Securities Services provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide, and generates revenues primarily in the form of interest rate spreads or fees.

Assets under management typically generate fees as a percentage of asset value, which is affected by investment performance and by inflows and redemptions. The fees that we charge vary by asset class, as do our related expenses. In certain circumstances, we are also entitled to receive incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are recognized when the performance period ends and they are no longer subject to adjustment. We have numerous incentive fee arrangements, many of which have annual performance periods that end on December 31. For that reason, incentive fees have been seasonally weighted to our first quarter.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

Asset Management and Securities Services Operating Results

	Year Ended November		
(in millions)	2008	2007	2006
Management and other fees	**$4,321**	$4,303	$3,332
Incentive fees	**231**	187	962
Total Asset Management	**4,552**	4,490	4,294
Securities Services	**3,422**	2,716	2,180
Total net revenues	**7,974**	7,206	6,474
Operating expenses	**4,939**	5,363	4,036
Pre-tax earnings	**$3,035**	$1,843	$2,438

Assets under management include our mutual funds, alternative investment funds and separately managed accounts for institutional and individual investors. Substantially all assets under management are valued as of calendar month-end. Assets under management do not include:

- assets in brokerage accounts that generate commissions, mark-ups and spreads based on transactional activity;
- our own investments in funds that we manage;
- or non-fee-paying assets, including interest-bearing deposits held through our depository institution subsidiaries.

Management's Discussion and Analysis

The following table sets forth our assets under management by asset class:

Assets Under Management by Asset Class

(in billions)	As of November 30 2008	2007	2006
Alternative investments [1]	**$146**	$151	$145
Equity	**112**	255	215
Fixed income	**248**	256	198
Total non-money market assets	**506**	662	558
Money markets	**273**	206	118
Total assets under management	**$779**	$868	$676

[1] Primarily includes hedge funds, private equity, real estate, currencies, commodities and asset allocation strategies.

The following table sets forth a summary of the changes in our assets under management:

Changes in Assets Under Management

(in billions)	Year Ended November 30 2008	2007	2006
Balance, beginning of year	**$ 868**	$676	$532
Net inflows/(outflows)			
Alternative investments	**8**	9	32
Equity	**(55)**	26	16
Fixed income	**14**	38	29
Total non-money market net inflows/(outflows)	**(33)**	73 [1]	77
Money markets	**67**	88	17 [2]
Total net inflows/(outflows)	**34**	161	94 [3]
Net market appreciation/(depreciation)	**(123)**	31	50
Balance, end of year	**$ 779**	$868	$676

[1] Includes $7 billion in net asset inflows in connection with our acquisition of Macquarie – IMM Investment Management.

[2] Net of the transfer of $8 billion of money market assets under management to interest-bearing deposits at GS Bank USA.

[3] Includes $3 billion of net asset inflows in connection with the acquisition of our variable annuity and life insurance business.

2008 versus 2007. Net revenues in Asset Management and Securities Services of $7.97 billion for 2008 increased 11% compared with 2007.

Asset Management net revenues of $4.55 billion for 2008 increased 1% compared with 2007. During 2008, assets under management decreased $89 billion to $779 billion, due to $123 billion of market depreciation, primarily in equity assets, partially offset by $34 billion of net inflows. Net inflows reflected inflows in money market, fixed income and alternative investment assets, partially offset by outflows in equity assets.

Securities Services net revenues of $3.42 billion for 2008 increased 26% compared with 2007, reflecting the impact of changes in the composition of securities lending customer balances, as well as higher total average customer balances.

Operating expenses of $4.94 billion for 2008 decreased 8% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings of $3.04 billion in 2008 increased 65% compared with 2007.

2007 versus 2006. Net revenues in Asset Management and Securities Services of $7.21 billion for 2007 increased 11% compared with 2006.

Asset Management net revenues of $4.49 billion for 2007 increased 5% compared with 2006, reflecting a 29% increase in management and other fees, partially offset by significantly lower incentive fees. Incentive fees were $187 million for 2007 compared with $962 million for 2006. During 2007, assets under management increased $192 billion, or 28%, to $868 billion, reflecting non-money market net inflows of $73 billion[1], primarily in fixed income and equity assets, money market net inflows of $88 billion, and net market appreciation of $31 billion, reflecting appreciation in fixed income and equity assets, partially offset by depreciation in alternative investment assets.

[1] Includes $7 billion in net asset inflows in connection with our acquisition of Macquarie – IMM Investment Management.

Securities Services net revenues of $2.72 billion for 2007 increased 25% compared with 2006, as our prime brokerage business continued to generate strong results, primarily reflecting significantly higher customer balances in securities lending and margin lending.

Operating expenses of $5.36 billion for 2007 increased 33% compared with 2006, primarily due to increased compensation and benefits expenses, resulting from higher discretionary compensation and growth in employment levels, and higher distribution fees (included in brokerage, clearing, exchange and distribution fees). Pre-tax earnings of $1.84 billion in 2007 decreased 24% compared with 2006.

Geographic Data

See Note 18 to the consolidated financial statements for a summary of our total net revenues, pre-tax earnings and net earnings by geographic region.

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including purchasing or retaining residual and other interests in mortgage-backed and other asset-backed securitization vehicles; holding senior and subordinated debt, interests in limited and general partnerships, and preferred and common stock in other nonconsolidated vehicles; entering into interest rate, foreign currency, equity, commodity and credit derivatives, including total return swaps; entering into operating leases; and providing guarantees, indemnifications, loan commitments, letters of credit and representations and warranties.

We enter into these arrangements for a variety of business purposes, including the securitization of commercial and residential mortgages, home equity and auto loans, government and corporate bonds, and other types of financial assets. Other reasons for entering into these arrangements include underwriting client securitization transactions; providing secondary market liquidity; making investments in performing and nonperforming debt, equity, real estate and other assets; providing investors with credit-linked and asset-repackaged notes; and receiving or providing letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

We engage in transactions with variable interest entities (VIEs) and qualifying special-purpose entities (QSPEs). Such vehicles are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process. Our financial interests in, and derivative transactions with, such nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we apply the equity method of accounting.

We did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of November 2008 or November 2007.

In December 2007, the American Securitization Forum (ASF) issued the "Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans" (ASF Framework). The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention measures for securitized subprime residential mortgages that meet certain criteria. For certain eligible loans as defined in the ASF Framework, servicers may presume default is reasonably foreseeable and apply a fast-track loan modification plan, under which the loan interest rate will be kept at the introductory rate for a period of five years following the upcoming reset date. Mortgage loan modifications of these eligible loans will not affect our accounting treatment for QSPEs that hold the subprime loans.

The following table sets forth where a discussion of off-balance-sheet arrangements may be found in this Annual Report:

Type of Off-Balance-Sheet Arrangement	Disclosure in Annual Report
Retained interests or contingent interests in assets transferred by us to nonconsolidated entities	See Note 4 to the consolidated financial statements.
Leases, letters of credit, and loans and other commitments	See "—Contractual Obligations and Commitments" below and Note 8 to the consolidated financial statements.
Guarantees	See Note 8 to the consolidated financial statements.
Other obligations, including contingent obligations, arising out of variable interests we have in nonconsolidated entities	See Note 4 to the consolidated financial statements.
Derivative contracts	See "—Critical Accounting Policies" above, and "—Risk Management" and "—Derivatives" below and Notes 3 and 7 to the consolidated financial statements.

In addition, see Note 2 to the consolidated financial statements for a discussion of our consolidation policies.

Equity Capital

The level and composition of our equity capital are principally determined by our consolidated regulatory capital requirements but may also be influenced by rating agency guidelines, subsidiary capital requirements, the business environment, conditions in the financial markets and assessments of potential future losses due to extreme and adverse changes in our business and market environments. As of November 2008, our total shareholders' equity was $64.37 billion (consisting of common shareholders' equity of $47.90 billion and preferred stock of $16.47 billion) compared with total shareholders' equity of $42.80 billion as of November 2007 (consisting of common shareholders' equity of $39.70 billion and preferred stock of $3.10 billion). In addition to total shareholders' equity, we consider the $5.00 billion of junior subordinated debt issued to trusts (see discussion below) to be part of our equity capital, as it qualifies as capital for regulatory and certain rating agency purposes.

Consolidated Capital Requirements

We are subject to regulatory capital requirements administered by the U.S. federal banking agencies. Our bank depository institution subsidiaries, including GS Bank USA, are subject to similar capital guidelines. Under the Federal Reserve Board's capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA) that is applicable to GS Bank USA, Goldman Sachs and its bank depository institution subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. Goldman Sachs and its bank depository institution subsidiaries' capital amounts, as well as GS Bank USA's PCA classification, are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. We anticipate reporting capital ratios as follows:

- Before we became a bank holding company, we were subject to capital guidelines by the SEC as a Consolidated Supervised Entity (CSE) that were generally consistent with those set out in the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). We currently compute and report our firmwide capital ratios in accordance with the Basel II requirements as applicable to us when we were regulated as a CSE for the purpose of assessing the adequacy of our capital. Under the Basel II framework as it applied to us when we were regulated as a CSE, we evaluate our Tier 1 Capital and Total Allowable Capital as a percentage of RWAs. As of November 2008, our Total Capital Ratio (Total Allowable Capital as a percentage of RWAs) was 18.9% and our Tier 1 Ratio (Tier 1 Capital as a percentage of RWAs) was 15.6%, in each case calculated under the Basel II framework as it applied to us when we were regulated as a CSE. See "—Consolidated Capital Ratios" below for further information. We expect to continue to report to investors for a period of time our Basel II capital ratios as applicable to us when we were regulated as a CSE.

- The regulatory capital guidelines currently applicable to bank holding companies are based on the Capital Accord of the Basel Committee on Banking Supervision (Basel I), with Basel II to be phased in over time. We are currently working with the Federal Reserve Board to put in place the appropriate reporting and compliance mechanisms and methodologies to allow reporting of the Basel I capital ratios as of the end of March 2009.

- In addition, we are currently working to implement the Basel II framework as applicable to us as a bank holding company (as opposed to as a CSE). U.S. banking regulators have incorporated the Basel II framework into the existing risk-based capital requirements by requiring that internationally active banking organizations, such as Group Inc., transition to Basel II over the next several years.

The Federal Reserve Board also has established minimum leverage ratio guidelines. We were not subject to these guidelines before becoming a bank holding company and, accordingly, we are currently working with the Federal Reserve Board to finalize our methodology for calculating this ratio. The Tier 1 leverage ratio is defined as Tier 1 capital (as applicable to us as a bank holding company) divided by adjusted average total assets (which includes adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum leverage ratio of 4%. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending upon their particular condition, risk profile and growth plans. As of November 2008, our estimated Tier 1 leverage ratio was 6.1%. This ratio represents a preliminary estimate and may be revised in subsequent filings as we continue to work with the Federal Reserve Board to finalize the methodology for the calculation.

CONSOLIDATED CAPITAL RATIOS

The following table sets forth additional information on our capital ratios as of November 2008 calculated in the same manner (generally consistent with Basel II) as when the firm was regulated by the SEC as a CSE:

($ in millions)	As of November 2008
I. Tier 1 and Total Allowable Capital	
Common shareholders' equity	**$ 47,898**
Preferred stock	**16,471**
Junior subordinated debt issued to trusts	**5,000**
Less: Goodwill	**(3,523)**
Less: Disallowable intangible assets	**(1,386)**
Less: Other deductions [1]	**(1,823)**
Tier 1 Capital	**62,637**
Other components of Total Allowable Capital	
Qualifying subordinated debt [2]	**13,703**
Less: Other deductions [1]	**(690)**
Total Allowable Capital	**$ 75,650**
II. Risk-Weighted Assets	
Market risk	**$176,646**
Credit risk	**184,055**
Operational risk	**39,675**
Total Risk-Weighted Assets	**$400,376**
III. Tier 1 Ratio	**15.6%**
IV. Total Capital Ratio	**18.9%**

(1) Principally included investments in regulated insurance entities and certain financial service entities (50% was deducted from both Tier 1 Capital and Total Allowable Capital).

(2) Substantially all of our existing subordinated debt qualified as Total Allowable Capital for CSE purposes.

Our RWAs are driven by the amount of market risk, credit risk and operational risk associated with our business activities in a manner generally consistent with methodologies set out in Basel II. The methodologies used to compute RWAs for each of market risk, credit risk and operational risk are closely aligned with our risk management practices. See "—Market

Risk" and "—Credit Risk" below for a discussion of how we manage risks in our trading and principal investing businesses. Further details on the methodologies used to calculate RWAs are set forth below.

RISK-WEIGHTED ASSETS FOR MARKET RISK

For positions captured in VaR, RWAs are calculated using VaR and other model-based measures, including requirements for incremental default risk and other event risks. VaR is the potential loss in value of trading positions due to adverse market movements over a defined time horizon with a specified confidence level. Market risk RWAs are calculated consistent with the specific conditions set out in the Basel II framework (based on VaR calibrated to a 99% confidence level, over a 10-day holding period, multiplied by a factor). Additional RWAs are calculated with respect to incremental default risk and other event risks, in a manner generally consistent with our internal risk management methodologies.

For positions not included in VaR because VaR is not the most appropriate measure of risk, we calculate RWAs based on alternative methodologies, including sensitivity analyses.

RISK-WEIGHTED ASSETS FOR CREDIT RISK

RWAs for credit risk are calculated for on- and off-balance-sheet exposures that are not captured in our market risk RWAs, with the exception of OTC derivatives for which both market risk and credit risk RWAs are calculated. The calculations are consistent with the Advanced Internal Ratings Based (AIRB) approach and the Internal Models Method (IMM) of Basel II, and were based on Exposure at Default (EAD), which is an estimate of the amount that would be owed to us at the time of a default, multiplied by each counterparty's risk weight.

Under the Basel II AIRB approach, a counterparty's risk weight is generally derived from a combination of the Probability of Default (PD), the Loss Given Default (LGD) and the maturity of the trade or portfolio of trades, where:

- PD is an estimate of the probability that an obligor will default over a one-year horizon. PD is derived from the use of internally determined equivalents of public rating agency ratings.
- LGD is an estimate of the economic loss rate if a default occurs during economic downturn conditions. LGD is determined based on industry data.

For OTC derivatives and funding trades (such as repurchase and reverse repurchase transactions), we use the Basel II IMM approach, which allows EAD to be calculated using model-based measures to determine potential exposure, consistent with models and methodologies that we use for internal risk management purposes. For commitments, EAD is calculated as a percentage of the outstanding notional balance. For other credit exposures, EAD is generally the carrying value of the exposure.

RISK-WEIGHTED ASSETS FOR OPERATIONAL RISK

RWAs for operational risk are calculated using a risk-based methodology consistent with the qualitative and quantitative criteria for the Advanced Measurement Approach (AMA), as defined in Basel II. The methodology incorporates internal loss events, relevant external loss events, results of scenario analyses and management's assessment of our business environment and internal controls. We estimate capital requirements for both expected and unexpected losses, seeking to capture the major drivers of operational risk over a one-year time horizon, at a 99.9% confidence level. Operational risk capital is allocated among our businesses and is regularly reported to senior management and key risk and oversight committees.

Rating Agency Guidelines

The credit rating agencies assign credit ratings to the obligations of Group Inc., which directly issues or guarantees substantially all of the firm's senior unsecured obligations. The level and composition of our equity capital are among the many factors considered in determining our credit ratings. Each agency has its own definition of eligible capital and methodology for evaluating capital adequacy, and assessments are generally based on a combination of factors rather than a single calculation. See "—Liquidity and Funding Risk—Credit Ratings" below for further information regarding our credit ratings.

Subsidiary Capital Requirements

Many of our subsidiaries are subject to separate regulation and capital requirements in the U.S. and/or elsewhere. GS&Co. and Goldman Sachs Execution & Clearing, L.P. are registered U.S. broker-dealers and futures commissions merchants, and are subject to regulatory capital requirements, including those imposed by the SEC, the Commodity Futures Trading Commission, the Chicago Board of Trade, the Financial Industry Regulatory Authority, Inc. (FINRA) and the National Futures Association.

Our depository institution subsidiary, GS Bank USA, a New York State-chartered bank and a member of the Federal Reserve System and the FDIC, is regulated by the Federal Reserve Board and the New York State Banking Department and is subject to minimum capital requirements that (subject to certain exceptions) are similar to those applicable to bank holding companies. GS Bank USA was formed in November 2008 through the merger of our existing Utah industrial bank (named GS Bank USA) into our New York limited purpose trust company, with the surviving company taking the name GS Bank USA. As of November 2007, GS Bank USA's predecessor was a wholly owned industrial bank regulated by the Utah Department of Financial Institutions, was a member of the FDIC and was subject to minimum capital requirements. We compute the capital ratios for GS Bank USA in accordance with the Basel I framework for purposes of assessing the adequacy of its capital. In order to be considered a "well capitalized" depository institution under the Federal Reserve Board guidelines, GS Bank USA must maintain a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10%, and a Tier 1 leverage ratio of at least 5%. In connection with the November 2008 asset transfer described below, GS Bank USA agreed with the Federal Reserve Board to minimum capital ratios in excess of these "well capitalized" levels. Accordingly, for a period of time, GS Bank USA is expected to maintain a Tier 1 capital ratio of at least 8%, a total capital ratio of at least 11% and a Tier 1 leverage ratio of at least 6%. In November 2008, we contributed subsidiaries with an aggregate of $117.16 billion of assets into GS Bank USA (which brought total assets in GS Bank USA to $145.06 billion as of November 2008). As a result, we are currently working with the Federal Reserve Board to finalize our methodology for the Basel I calculations. As of November 2008, under Basel I, GS Bank USA's estimated Tier 1 capital ratio was 8.9% and estimated total capital ratio was 11.6%. In addition, GS Bank USA's estimated Tier 1 leverage ratio was 9.1%.

Group Inc. has guaranteed the payment obligations of GS&Co., GS Bank USA and GS Bank Europe, subject to certain exceptions. In November 2008, as noted above, we contributed subsidiaries, with an aggregate of $117.16 billion of assets, into GS Bank USA and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

GS Bank Europe, our regulated Irish bank, is subject to minimum capital requirements imposed by the Irish Financial Services Regulatory Authority. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, insurance, and other regulators and authorities around the world. Goldman Sachs International (GSI), our regulated U.K. broker-dealer, is subject to minimum capital requirements imposed by the Financial Services Authority (FSA). Goldman Sachs Japan Co., Ltd., our regulated Japanese broker-dealer, is subject to minimum capital requirements imposed by Japan's Financial Services Agency. As of November 2008 and November 2007, these subsidiaries were in compliance with their local capital requirements.

As discussed above, many of our subsidiaries are subject to regulatory capital requirements in jurisdictions throughout the world. Subsidiaries not subject to separate regulation may hold capital to satisfy local tax guidelines, rating agency requirements (for entities with assigned credit ratings) or internal policies, including policies concerning the minimum amount of capital a subsidiary should hold based on its underlying level of risk. See "—Liquidity and Funding Risk—Conservative Liability Structure" below for a discussion of our potential inability to access funds from our subsidiaries.

Equity investments in subsidiaries are generally funded with parent company equity capital. As of November 2008, Group Inc.'s equity investment in subsidiaries was $51.70 billion compared with its total shareholders' equity of $64.37 billion.

Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is managed through a combination of derivative contracts and non-U.S. denominated debt. In addition, we generally manage the non-trading exposure to foreign exchange risk that arises from transactions denominated in currencies other than the transacting entity's functional currency.

See Note 17 to the consolidated financial statements for further information regarding our regulated subsidiaries.

Equity Capital Management

Our objective is to maintain a sufficient level and optimal composition of equity capital. We manage our capital through repurchases of our common stock, as permitted, and issuances of common and preferred stock, junior subordinated debt issued to trusts and other subordinated debt. We manage our capital requirements principally by setting limits on balance sheet assets and/or limits on risk, in each case at both the consolidated and business unit levels. We attribute capital usage to each of our business units based upon our regulatory capital framework and manage the levels of usage based upon the balance sheet and risk limits established.

Share Repurchase Program. Subject to the limitations of the U.S. Treasury's TARP Capital Purchase Program described below under "—Equity Capital—Equity Capital Management—Preferred Stock," we seek to use our share repurchase program to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by our current and projected capital positions (i.e., comparisons of our desired level of capital to our actual level of capital) but which may also be influenced by general market conditions and the prevailing price and trading volumes of our common stock, in each case subject to the limit imposed under the U.S. Treasury's TARP Capital Purchase Program. See "—Equity Capital—Equity Capital Management—Preferred Stock" below for information regarding restrictions on our ability to repurchase common stock.

The following table sets forth the level of share repurchases for the years ended November 2008 and November 2007:

	As of November	
(in millions, except per share amounts)	**2008**	2007
Number of shares repurchased	**10.54**	41.22
Total cost	**$ 2,037**	$ 8,956
Average cost per share	**$193.18**	$217.29

As of November 2008, we were authorized to repurchase up to 60.9 million additional shares of common stock pursuant to our repurchase program. See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of our Annual Report on Form 10-K for additional information on our repurchase program.

Stock Offerings. In September 2008, we completed a public offering of 46.7 million shares of common stock at $123.00 per share for proceeds of $5.75 billion.

In October 2008, we issued to Berkshire Hathaway Inc. and certain affiliates 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock), and a five-year warrant to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share, for aggregate proceeds of $5.00 billion. The allocated carrying values of the warrant and the Series G Preferred Stock on the date of issuance (based on their relative fair values) were $1.14 billion and $3.86 billion, respectively. The warrant is exercisable at any time until October 1, 2013 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

In October 2008, under the U.S. Treasury's TARP Capital Purchase Program, we issued to the U.S. Treasury 10.0 million shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series H (Series H Preferred Stock), and a 10-year warrant to purchase up to 12.2 million shares of common stock at an exercise price of $122.90 per share, for aggregate proceeds of $10.00 billion. The allocated carrying values of the warrant and the Series H Preferred Stock on the date of issuance (based on their relative fair values) were $490 million and $9.51 billion, respectively. Cumulative dividends on the Series H Preferred Stock are payable at 5% per annum through November 14, 2013 and at a rate of 9% per annum thereafter. The Series H Preferred Stock will be accreted to the redemption price of $10.00 billion over five years. The warrant is exercisable at any time until October 28, 2018 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. If, on or prior to December 31, 2009, we receive aggregate gross cash proceeds of at least $10 billion from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise of the warrant will be reduced by one-half of the original number of shares of common stock.

Preferred Stock. As of November 2008, Goldman Sachs had 10.2 million shares of perpetual preferred stock issued and outstanding as set forth in the following table:

Preferred Stock by Series

Series	Dividend Preference	Shares Issued	Shares Authorized	Dividend Rate	Earliest Redemption Date	Redemption Value (in millions)
A	Non-cumulative	30,000	50,000	3 month LIBOR + 0.75%, with floor of 3.75% per annum	April 25, 2010	$ 750
B	Non-cumulative	32,000	50,000	6.20% per annum	October 31, 2010	800
C	Non-cumulative	8,000	25,000	3 month LIBOR + 0.75%, with floor of 4.00% per annum	October 31, 2010	200
D	Non-cumulative	54,000	60,000	3 month LIBOR + 0.67%, with floor of 4.00% per annum	May 24, 2011	1,350
G	Cumulative	50,000	50,000	10.00% per annum	Date of issuance	5,500
H	Cumulative	10,000,000	10,000,000	5.00% per annum through November 14, 2013 and 9.00% per annum thereafter	Date of issuance	10,000
		10,174,000	10,235,000			$18,600

Each share of non-cumulative preferred stock issued and outstanding has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at our option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $25,000 plus declared and unpaid dividends.

Each share of Series G Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $100,000 and is redeemable at our option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $110,000 plus accrued and unpaid dividends.

Each share of Series H Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $1,000 and is redeemable at our option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through November 14, 2011 the Series H Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least $2.5 billion.

All series of preferred stock are pari passu and have a preference over our common stock upon liquidation. Dividends on each series of preferred stock, if declared, are payable quarterly in arrears. Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, our common stock is subject to certain restrictions in the event that we fail to pay or set aside full dividends on our preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury's TARP Capital Purchase Program, until the earliest of October 28, 2011, the redemption of all of the Series H Preferred Stock or transfer by the U.S. Treasury of all of the Series H Preferred Stock to third parties, we must obtain the consent of the U.S. Treasury to raise our common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions (including repurchases of our common stock under our share repurchase program to offset dilution from equity-based compensation). For as long as the Series H Preferred Stock remains outstanding, due to the limitations pursuant to the U.S. Treasury's TARP Capital Purchase Program, we will repurchase our common stock through our share repurchase program only for the purpose of offsetting dilution from equity-based compensation, to the extent permitted.

Junior Subordinated Debt Issued to Trusts in Connection with Normal Automatic Preferred Enhanced Capital Securities. In 2007, we issued $1.75 billion of fixed rate junior subordinated debt to Goldman Sachs Capital II and $500 million of floating rate junior subordinated debt to Goldman Sachs Capital III, Delaware statutory trusts that, in turn, issued $2.25 billion of guaranteed perpetual Automatic Preferred Enhanced Capital Securities (APEX) to third parties and a de minimis amount of common securities to Goldman Sachs. The junior subordinated debt is included in "Unsecured long-term borrowings" in the consolidated statements of financial condition. In connection with the APEX issuance, we entered into stock purchase contracts with Goldman Sachs Capital II and III under which we will be obligated to sell and these entities will be obligated to purchase $2.25 billion of perpetual non-cumulative preferred stock that we will issue in the future. Goldman Sachs Capital II and III are required to remarket the junior subordinated debt in order to fund their purchase of the preferred stock, but in the event that a remarketing is unsuccessful, they will relinquish the subordinated debt to us in exchange for the preferred stock. Because of certain characteristics of the junior subordinated debt (and the associated APEX), including its long-term nature, the future issuance of perpetual non-cumulative preferred stock under the stock purchase contracts, our ability to defer payments due on the debt and the subordinated nature of the debt in our capital structure, it qualifies as Tier 1 and Total Allowable Capital and is included as part of our equity capital.

Junior Subordinated Debt Issued to a Trust in Connection with Trust Preferred Securities. We issued $2.84 billion of junior subordinated debentures in 2004 to Goldman Sachs Capital I, a Delaware statutory trust that, in turn, issued $2.75 billion of guaranteed preferred beneficial interests to third parties and $85 million of common beneficial interests to Goldman Sachs. The junior subordinated debentures are included in "Unsecured long-term borrowings" in the consolidated statements of financial condition. Because of certain characteristics of the junior subordinated debt (and the associated trust preferred securities), including its long-term nature, our ability to defer coupon interest for up to ten consecutive semi-annual periods and the subordinated nature of the debt in our capital structure, it qualifies as Tier 1 and Total Allowable Capital and is included as part of our equity capital.

Subordinated Debt. In addition to junior subordinated debt issued to trusts, we had other subordinated debt outstanding of $14.17 billion as of November 2008. Although not part of our shareholders' equity, substantially all of our subordinated debt qualifies as Total Allowable Capital.

Other Capital Ratios and Metrics

The following table sets forth information on our assets, shareholders' equity, leverage ratios and book value per common share:

($ in millions, except per share amounts)	As of November 2008	2007
Total assets	**$884,547**	$1,119,796
Adjusted assets [1]	**528,161**	745,700
Total shareholders' equity	**64,369**	42,800
Tangible equity capital [2]	**64,186**	42,728
Leverage ratio [3]	**13.7x**	26.2x
Adjusted leverage ratio [4]	**8.2x**	17.5x
Debt to equity ratio [5]	**2.6x**	3.8x
Common shareholders' equity	**$ 47,898**	$ 39,700
Tangible common shareholders' equity [6]	**42,715**	34,628
Book value per common share [7]	**$ 98.68**	$ 90.43
Tangible book value per common share [8]	**88.00**	78.88

(1) Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses and federal funds sold, (ii) cash and securities we segregate for regulatory and other purposes and (iii) goodwill and identifiable intangible assets, excluding power contracts. We do not deduct identifiable intangible assets associated with power contracts from total assets in order to be consistent with the calculation of tangible equity capital and the adjusted leverage ratio (see footnote 2 below).

The following table sets forth the reconciliation of total assets to adjusted assets:

(in millions)	As of November 2008	2007
Total assets	**$ 884,547**	$1,119,796
Deduct: Securities borrowed	**(180,795)**	(277,413)
Securities purchased under agreements to resell, at fair value and federal funds sold	**(122,021)**	(87,317)
Add: Trading liabilities, at fair value	**175,972**	215,023
Less derivative liabilities	**(117,695)**	(99,378)
Subtotal	**58,277**	115,645
Deduct: Cash and securities segregated for regulatory and other purposes	**(106,664)**	(119,939)
Goodwill and identifiable intangible assets, excluding power contracts	**(5,183)**	(5,072)
Adjusted assets	**$ 528,161**	$ 745,700

(2) Tangible equity capital equals total shareholders' equity and junior subordinated debt issued to trusts less goodwill and identifiable intangible assets, excluding power contracts. We do not deduct identifiable intangible assets associated with power contracts from total shareholders' equity because, unlike other intangible assets, less than 50% of these assets are supported by common shareholders' equity. We consider junior subordinated debt issued to trusts to be a component of our tangible equity capital base due to certain characteristics of the debt, including its long-term nature, our ability to defer payments due on the debt and the subordinated nature of the debt in our capital structure.

The following table sets forth the reconciliation of total shareholders' equity to tangible equity capital:

(in millions)	As of November 2008	2007
Total shareholders' equity	**$64,369**	$42,800
Add: Junior subordinated debt issued to trusts	**5,000**	5,000
Deduct: Goodwill and identifiable intangible assets, excluding power contracts	**(5,183)**	(5,072)
Tangible equity capital	**$64,186**	$42,728

(3) The leverage ratio equals total assets divided by total shareholders' equity. This ratio is different from the Tier 1 leverage ratios included in "—Equity Capital—Consolidated Capital Requirements" and "—Equity Capital—Subsidiary Capital Requirements" above.

(4) The adjusted leverage ratio equals adjusted assets divided by tangible equity capital. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses.

(5) The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

(6) Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets, excluding power contracts. We do not deduct identifiable intangible assets associated with power contracts from total shareholders' equity because, unlike other intangible assets, less than 50% of these assets are supported by common shareholders' equity.

The following table sets forth the reconciliation of total shareholders' equity to tangible common shareholders' equity:

(in millions)	As of November 2008	2007
Total shareholders' equity	**$64,369**	$42,800
Deduct: Preferred stock	**(16,471)**	(3,100)
Common shareholders' equity	**47,898**	39,700
Deduct: Goodwill and identifiable intangible assets, excluding power contracts	**(5,183)**	(5,072)
Tangible common shareholders' equity	**$42,715**	$34,628

(7) Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 485.4 million and 439.0 million as of November 2008 and November 2007, respectively.

(8) Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

Contractual Obligations and Commitments

Goldman Sachs has contractual obligations to make future payments related to our unsecured long-term borrowings, secured long-term financings, long-term noncancelable lease agreements and purchase obligations and has commitments under a variety of commercial arrangements.

The following table sets forth our contractual obligations by fiscal maturity date as of November 2008:

Contractual Obligations

(in millions)	2009	2010–2011	2012–2013	2014–Thereafter	Total
Unsecured long-term borrowings [1][2][3]	$ —	$25,122	$38,750	$104,348	$168,220
Secured long-term financings [1][2][4]	—	6,735	4,417	6,306	17,458
Contractual interest payments [5]	8,145	14,681	11,947	34,399	69,172
Insurance liabilities [6]	642	951	791	4,879	7,263
Minimum rental payments	494	800	535	1,664	3,493
Purchase obligations	569	132	21	21	743

(1) Obligations maturing within one year of our financial statement date or redeemable within one year of our financial statement date at the option of the holder are excluded from this table and are treated as short-term obligations. See Note 3 to the consolidated financial statements for further information regarding our secured financings.

(2) Obligations that are repayable prior to maturity at the option of Goldman Sachs are reflected at their contractual maturity dates. Obligations that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

(3) Includes $17.45 billion accounted for at fair value under SFAS No. 155 or SFAS No. 159, primarily consisting of hybrid financial instruments and prepaid physical commodity transactions.

(4) These obligations are reported within "Other secured financings" in the consolidated statements of financial condition and include $7.85 billion accounted for at fair value under SFAS No. 159.

(5) Represents estimated future interest payments related to unsecured long-term borrowings and secured long-term financings based on applicable interest rates as of November 2008. Includes stated coupons, if any, on structured notes.

(6) Represents estimated undiscounted payments related to future benefits and unpaid claims arising from policies associated with our insurance activities, excluding separate accounts and estimated recoveries under reinsurance contracts.

As of November 2008, our unsecured long-term borrowings were $168.22 billion, with maturities extending to 2043, and consisted principally of senior borrowings. See Note 7 to the consolidated financial statements for further information regarding our unsecured long-term borrowings.

As of November 2008, our future minimum rental payments, net of minimum sublease rentals, under noncancelable leases were $3.49 billion. These lease commitments, principally for office space, expire on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. See Note 8 to the consolidated financial statements for further information regarding our leases.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We regularly evaluate our current and future space capacity in relation to current and projected staffing levels. In 2008, we incurred exit costs of $80 million related to our office space (included in "Occupancy" and "Depreciation and Amortization" in the consolidated statement of earnings). We may incur exit costs in the future to the extent we (i) reduce our space capacity or (ii) commit to, or occupy, new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. These exit costs may be material to our results of operations in a given period.

As of November 2008, included in purchase obligations was $483 million of construction-related obligations. Our construction-related obligations include commitments of $388 million related to our new headquarters in New York City, which is expected to cost between $2.1 billion and $2.3 billion. We have partially financed this construction project with $1.65 billion of tax-exempt Liberty Bonds.

Due to the uncertainty of the timing and amounts that will ultimately be paid, our liability for unrecognized tax benefits has been excluded from the above contractual obligations table. See Note 16 to the consolidated financial statements for further information on FIN 48.

Management's Discussion and Analysis

The following table sets forth our commitments as of November 2008:

Commitments

(in millions)	Commitment Amount by Fiscal Period of Expiration 2009	2010–2011	2012–2013	2014–Thereafter	Total
Commitments to extend credit					
Commercial lending:					
Investment-grade	$ 3,587	$ 2,705	$ 1,538	$ 177	$ 8,007
Non-investment-grade	1,188	1,767	5,708	655	9,318
William Street program	3,300	6,715	12,178	417	22,610
Warehouse financing	604	497	–	–	1,101
Total commitments to extend credit [1]	8,679	11,684	19,424	1,249	41,036
Forward starting resale and securities borrowing agreements	61,455	—	—	—	61,455
Forward starting repurchase and securities lending agreements	6,948	—	—	—	6,948
Commitments under letters of credit issued by banks to counterparties	6,953	101	197	—	7,251
Investment commitments	6,398	7,144	101	623	14,266
Underwriting commitments	241	—	—	—	241
Total	$90,674	$18,929	$19,722	$1,872	$131,197

[1] Commitments to extend credit are net of amounts syndicated to third parties.

Our commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. In connection with our lending activities, we had outstanding commitments to extend credit of $41.04 billion as of November 2008. Since these commitments may expire unused or be reduced or cancelled at the counterparty's request, the total commitment amount does not necessarily reflect the actual future cash flow requirements. Our commercial lending commitments are generally extended in connection with contingent acquisition financing and other types of corporate lending as well as commercial real estate financing. We may seek to reduce our credit risk on these commitments by syndicating all or substantial portions of commitments to other investors in the future. In addition, commitments that are extended for contingent acquisition financing are often intended to be short-term in nature, as borrowers often seek to replace them with other funding sources.

Included within non-investment-grade commitments as of November 2008 was $2.07 billion of exposure to leveraged lending capital market transactions, $164 million related to commercial real estate transactions and $7.09 billion arising from other unfunded credit facilities. Including funded loans, our total exposure to leveraged lending capital market transactions was $7.97 billion as of November 2008.

Management's Discussion and Analysis

The following table sets forth our exposure to leveraged lending capital market transactions by geographic region:

Leveraged Lending Capital Market Exposure by Geographic Region

	As of November 2008		
(in millions)	Funded	Unfunded	Total
Americas [1]	$3,036	$1,735	$4,771
EMEA [2]	2,294	259	2,553
Asia	568	73	641
Total	$5,898	$2,067	$7,965

(1) Substantially all relates to the U.S.

(2) EMEA (Europe, Middle East and Africa).

Substantially all of the commitments provided under the William Street credit extension program are to investment-grade corporate borrowers. Commitments under the program are principally extended by William Street Commitment Corporation (Commitment Corp.), a consolidated wholly owned subsidiary of GS Bank USA, and also by William Street Credit Corporation, GS Bank USA or Goldman Sachs Credit Partners L.P. The commitments extended by Commitment Corp. are supported, in part, by funding raised by William Street Funding Corporation (Funding Corp.), another consolidated wholly owned subsidiary of GS Bank USA. The assets and liabilities of Commitment Corp. and Funding Corp. are legally separated from other assets and liabilities of the firm. With respect to most of the William Street commitments, SMFG provides us with credit loss protection that is generally limited to 95% of the first loss we realize on approved loan commitments, up to a maximum of $1.00 billion. In addition, subject to the satisfaction of certain conditions, upon our request, SMFG will provide protection for 70% of additional losses on such commitments, up to a maximum of $1.13 billion, of which $375 million of protection has been provided as of November 2008. We also use other financial instruments to mitigate credit risks related to certain William Street commitments not covered by SMFG.

Our commitments to extend credit also include financing for the warehousing of financial assets. These arrangements are secured by the warehoused assets, primarily consisting of commercial mortgages as of November 2008.

See Note 8 to the consolidated financial statements for further information regarding our commitments, contingencies and guarantees.

Risk Management

Management believes that effective risk management is of primary importance to the success of Goldman Sachs. Accordingly, we have a comprehensive risk management process to monitor, evaluate and manage the principal risks we assume in conducting our activities. These risks include market, credit, liquidity, operational, legal and reputational exposures.

RISK MANAGEMENT STRUCTURE

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and for general oversight of our risk management process, as described further below. These committees (including their subcommittees), meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described below, functions that are independent of the revenue-producing units, such as Compliance, Finance, Legal, Management Controls (Internal Audit) and Operations, perform risk management functions, which include monitoring, analyzing and evaluating risk.

Management Committee. All risk control functions ultimately report to our Management Committee. Through both direct and delegated authority, the Management Committee approves all of our operating activities and trading risk parameters.

Risk Committees. The Firmwide Risk Committee reviews the activities of existing trading businesses, approves new businesses and products, approves firmwide market risk limits, reviews business unit market risk limits, approves market risk limits for selected sovereign markets and business units, approves sovereign credit risk limits and credit risk limits by ratings group, and reviews scenario analyses based on abnormal or "catastrophic" market movements.

The Securities Divisional Risk Committee sets market risk limits for our trading activities subject to overall firmwide risk limits, based on a number of measures, including VaR, stress tests and scenario analyses.

Business unit risk limits are established by the appropriate risk committee and may be further allocated by the business unit managers to individual trading desks. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their respective markets and the instruments available to hedge their exposures.

Market risk limits are monitored by the Finance Division and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and business unit managers and addressed, as necessary. Credit risk limits are also monitored by the Finance Division and reviewed by the appropriate risk committee.

The Asset Management Divisional Risk Committee oversees various risk, valuation and credit issues related to our asset management business.

Business Practices Committee. The Business Practices Committee assists senior management in its oversight of compliance and operational risks and related reputational concerns, seeks to ensure the consistency of our policies, practices and procedures with our Business Principles, and makes recommendations on ways to mitigate potential risks.

Firmwide Capital Committee. The Firmwide Capital Committee reviews and approves transactions involving commitments of our capital. Such capital commitments include, but are not limited to, extensions of credit, alternative liquidity commitments, certain bond underwritings and certain distressed debt and principal finance activities. The Firmwide Capital Committee is also responsible for establishing business and reputational standards for capital commitments and seeking to ensure that they are maintained on a global basis.

Commitments Committee. The Commitments Committee reviews and approves underwriting and distribution activities, primarily with respect to offerings of equity and equity-related securities, and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

Credit Policy Committee. The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

Finance Committee. The Finance Committee establishes and oversees our liquidity policies, sets certain inventory position limits and has oversight responsibility for liquidity risk, the size and composition of our balance sheet and capital base, and our credit ratings. The Finance Committee regularly reviews our funding position and capitalization and makes adjustments in light of current events, risks and exposures.

New Products Committee. The New Products Committee, under the oversight of the Firmwide Risk Committee, is responsible for reviewing and approving new products and businesses globally.

Operational Risk Committee. The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

Structured Products Committee. The Structured Products Committee reviews and approves structured product transactions entered into with our clients that raise legal, regulatory, tax or accounting issues or present reputational risk to Goldman Sachs.

Market Risk

The potential for changes in the market value of our trading and investing positions is referred to as market risk. Such positions result from market-making, proprietary trading, underwriting, specialist and investing activities. Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

We seek to manage these risks by diversifying exposures, controlling position sizes and establishing economic hedges in related securities or derivatives. For example, we may seek to hedge a portfolio of common stocks by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk for "Trading assets, at fair value" and "Trading liabilities, at fair value" in the consolidated statements of financial condition. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- scenario analyses, stress tests and other analytical tools that measure the potential effects on our trading net revenues of various market events, including, but not limited to, a large widening of credit spreads, a substantial decline in equity markets and significant moves in selected emerging markets; and
- inventory position limits for selected business units.

VaR

VaR is the potential loss in value of trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also occur more frequently or accumulate over a longer time horizon such as a number of consecutive trading days.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, there is no standard methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day.

Management's Discussion and Analysis

The following tables set forth the daily VaR:

Average Daily VaR [1]

(in millions)

Risk Categories	Year Ended November 2008	2007	2006
Interest rates	**$ 142**	$ 85	$ 49
Equity prices	**72**	100	72
Currency rates	**30**	23	21
Commodity prices	**44**	26	30
Diversification effect [2]	**(108)**	(96)	(71)
Total	**$ 180**	$138	$101

[1] Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). See "—Other Market Risk Measures" below.

[2] Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our average daily VaR increased to $180 million in 2008 from $138 million in 2007, principally due to increases in the interest rate, commodity price and currency rate categories, partially offset by a decrease in the equity price category. The increase in interest rates was primarily due to higher levels of volatility and wider spreads, partially offset by position reductions, and the increases in commodity prices and currency rates were primarily due to higher levels of volatility. The decrease in equity prices was principally due to position reductions, partially offset by higher levels of volatility.

Our average daily VaR increased to $138 million in 2007 from $101 million in 2006. The increase was primarily due to higher levels of exposure and volatility in interest rates and equity prices.

VaR excludes the impact of changes in counterparty and our own credit spreads on derivatives as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected. The estimated sensitivity of our net revenues to a one basis point increase in credit spreads (counterparty and our own) on derivatives was $1 million as of November 2008. In addition, the estimated sensitivity of our net revenues to a one basis point increase in our own credit spreads on unsecured borrowings for which the fair value option was elected was $1 million (including hedges) as of November 2008.

Daily VaR [1]

(in millions)

	As of November		Year Ended November 2008	
Risk Categories	2008	2007	High	Low
Interest rates	**$228**	$ 105	**$228**	**$ 93**
Equity prices	**38**	82	**234**	**36**
Currency rates	**36**	35	**55**	**17**
Commodity prices	**33**	33	**68**	**25**
Diversification effect [2]	**(91)**	(121)		
Total	**$244**	$ 134	**$246**	**$129**

[1] Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). See "—Other Market Risk Measures" below.

[2] Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our daily VaR increased to $244 million as of November 2008 from $134 million as of November 2007, primarily due to an increase in the interest rate category and a reduction in the diversification benefit across risk categories, partially offset by a decrease in the equity price category. The increase in interest rates was principally due to higher levels of volatility and wider spreads, partially offset by position reductions. The decrease in equity prices was primarily due to position reductions, partially offset by higher levels of volatility.

The following chart presents our daily VaR during 2008:


Daily VaR
($ in millions)
Daily Trading VaR
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
First Quarter 2008
Second Quarter 2008
Third Quarter 2008
Fourth Quarter 2008

TRADING NET REVENUES DISTRIBUTION

The following chart sets forth the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended November 2008:


Daily Trading Net Revenues
($ in millions)
Number of Days
120
100
80
60
40
20
0
36
12
7
14
28
19
17
19
17
90
<(100)
(100)–(75)
(75)–(50)
(50)–(25)
(25)–0
0–25
25–50
50–75
75–100
>100
Daily Trading Net Revenues

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day exceeded our 95% one-day VaR on 13 and 10 occasions during 2008 and 2007, respectively.

Management's Discussion and Analysis

OTHER MARKET RISK MEASURES

Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). The market risk related to our investment in the ordinary shares of ICBC, excluding interests held by investment funds managed by Goldman Sachs, is measured by estimating the potential reduction in net revenues associated with a 10% decline in the ICBC ordinary share price. The market risk related to the remaining positions is measured by estimating the potential reduction in net revenues associated with a 10% decline in asset values.

The sensitivity analyses for equity and debt positions in our trading portfolio and equity, debt (primarily mezzanine instruments) and real estate positions in our non-trading portfolio are measured by the impact of a decline in the asset values (including the impact of leverage in the underlying investments for real estate positions in our non-trading portfolio) of such positions. The fair value of the underlying positions may be impacted by factors such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

The following table sets forth market risk for positions not included in VaR. These measures do not reflect diversification benefits across asset categories and, given the differing likelihood of the potential declines in asset categories, these measures have not been aggregated:

(in millions)

Asset Categories	10% Sensitivity Measure	10% Sensitivity Amount as of November 2008	2007
Trading Risk [1]			
Equity [2]	Underlying asset value	**$ 790**	$1,325
Debt [3]	Underlying asset value	**808**	1,020
Non-trading Risk			
ICBC	ICBC ordinary share price	**202**	250
Other Equity [4]	Underlying asset value	**1,155**	1,054
Debt [5]	Underlying asset value	**694**	500
Real Estate [6]	Underlying asset value	**1,330**	1,108

[1] In addition to the positions in these portfolios, which are accounted for at fair value, we make investments accounted for under the equity method and we also make direct investments in real estate, both of which are included in "Other assets" in the consolidated statements of financial condition. Direct investments in real estate are accounted for at cost less accumulated depreciation. See Note 12 to the consolidated financial statements for information on "Other assets."

[2] Relates to private and restricted public equity securities held within the FICC and Equities components of our Trading and Principal Investments segment.

[3] Relates to acquired portfolios of distressed loans (primarily backed by commercial and residential real estate collateral), bank loans and bridge loans, and loans backed by commercial real estate and held within the FICC component of our Trading and Principal Investments segment.

[4] Primarily relates to interests in our merchant banking funds that invest in corporate equities.

[5] Primarily relates to interests in our merchant banking funds that invest in corporate mezzanine debt instruments.

[6] Primarily relates to interests in our merchant banking funds that invest in real estate. Such funds typically employ leverage as part of the investment strategy. This sensitivity measure is based on our percentage ownership of the underlying asset values in the funds and unfunded commitments to the funds.

The decrease in our 10% sensitivity measures as of November 2008 from November 2007 for equity and debt positions in our trading portfolio was due to dispositions and a decrease in the fair value of the portfolio, partially offset by new investments. The increase in our 10% sensitivity measures as of November 2008 from November 2007 for our non-trading portfolio (excluding ICBC) was due to new investments, partially offset by a decrease in the fair value of the portfolio.

In addition to the positions included in VaR and the other risk measures described above, as of November 2008, we held approximately $10.39 billion of financial instruments in our bank and insurance subsidiaries, primarily consisting of $3.08 billion of U.S. government, federal agency and sovereign obligations, $2.87 billion of corporate debt securities and other debt obligations, $2.86 billion of money market instruments, and $1.22 billion of mortgage and other asset-backed loans and securities. As of November 2007, we held approximately $10.58 billion of financial instruments in our bank and insurance subsidiaries, primarily consisting of $4.70 billion of mortgage and other asset-backed loans and securities, $2.93 billion of corporate debt securities and other debt obligations and $2.77 billion of U.S. government, federal agency and sovereign obligations. In addition, as of November 2008 and November 2007, we held commitments and loans under the William Street credit extension program. See "— Contractual Obligations and Commitments — Commitments" above for information on our William Street program.

Credit Risk

Credit risk represents the loss that we would incur if a counterparty or an issuer of securities or other instruments we hold fails to perform under its contractual obligations to us, or upon a deterioration in the credit quality of third parties whose securities or other instruments, including OTC derivatives, we hold. Our exposure to credit risk principally arises through our trading, investing and financing activities. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by (i) entering into agreements that enable us to obtain collateral from a counterparty on an upfront or contingent basis, (ii) seeking third-party guarantees of the counterparty's obligations, and/or (iii) transferring our credit risk to third parties using credit derivatives and/or other structures and techniques.

To measure and manage our credit exposures, we use a variety of tools, including credit limits referenced to both current exposure and potential exposure. Potential exposure is an estimate of exposure, within a specified confidence level, that could be outstanding over the life of a transaction based on market movements. In addition, as part of our market risk management process, for positions measured by changes in credit spreads, we use VaR and other sensitivity measures. To supplement our primary credit exposure measures, we also use scenario analyses, such as credit spread widening scenarios, stress tests and other quantitative tools.

Our global credit management systems monitor credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates. These systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding credit risk by product, industry sector, country and region.

While our activities expose us to many different industries and counterparties, we routinely execute a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks and investment funds, resulting in significant credit concentration with respect to this industry. In the ordinary course of business, we may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2008 and November 2007, we held $53.98 billion (6% of total assets) and $45.75 billion (4% of total assets), respectively, of U.S. government and federal agency obligations included in "Trading assets, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition. As of November 2008 and November 2007, we held $21.13 billion (2% of total assets) and $31.65 billion (3% of total assets), respectively, of other sovereign obligations, principally consisting of securities issued by the governments of Japan and the United Kingdom. In addition, as of November 2008 and November 2007, $126.27 billion and $144.92 billion of our securities purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of November 2008 and November 2007, $65.37 billion and $41.26 billion of our securities purchased under agreements to resell and securities borrowed, respectively, were collateralized by other sovereign obligations. As of November 2008 and November 2007, we did not have credit exposure to any other counterparty that exceeded 2% of our total assets. However, over the past several years, the amount and duration of our credit exposures with respect to OTC derivatives has been increasing, due to, among other factors, the growth of our OTC derivative activities and market evolution toward longer-dated transactions. A further discussion of our derivative activities follows below.

Derivatives

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Substantially all of our derivative transactions are entered into to facilitate client transactions, to take proprietary positions or as a means of risk management. In addition to derivative transactions entered into for trading purposes, we enter into derivative contracts to manage currency exposure on our net investment in non-U.S. operations and to manage the interest rate and currency exposure on our long-term borrowings and certain short-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to all of the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed together with our nonderivative positions.

Management's Discussion and Analysis

The fair value of our derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in our consolidated statements of financial condition when we believe a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following tables set forth the fair values of our OTC derivative assets and liabilities by product and by remaining contractual maturity:

OTC Derivatives

(in millions)

	As of November 2008				
Assets	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Contract Type					
Interest rates	$16,220	$ 43,864	$35,050	$40,649	$ 135,783
Credit derivatives	10,364	45,596	20,110	13,788	89,858
Currencies	28,056	12,191	5,980	4,137	50,364
Commodities	13,660	12,717	1,175	1,681	29,233
Equities	17,830	4,742	3,927	1,061	27,560
Netting across contract types [1]	(6,238)	(9,160)	(3,515)	(3,802)	(22,715)
Subtotal	$79,892 [4]	$109,950	$62,727	$57,514	$ 310,083
Cross maturity netting [2]					(48,750)
Cash collateral netting [3]					(137,160)
Total					$ 124,173

Liabilities	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Contract Type					
Interest rates	$ 8,004	$16,152	$17,456	$26,399	$ 68,011
Credit derivatives	6,591	20,958	10,301	13,610	51,460
Currencies	29,130	13,755	4,109	2,051	49,045
Commodities	12,685	10,391	1,575	827	25,478
Equities	14,016	4,741	1,751	320	20,828
Netting across contract types [1]	(6,238)	(9,160)	(3,515)	(3,802)	(22,715)
Subtotal	$64,188 [4]	$56,837	$31,677	$39,405	$192,107
Cross maturity netting [2]					(48,750)
Cash collateral netting [3]					(34,009)
Total					$109,348

(1) Represents the netting of receivable balances with payable balances for the same counterparty across contract types within a maturity category, pursuant to credit support agreements.

(2) Represents the netting of receivable balances with payable balances for the same counterparty across maturity categories, pursuant to credit support agreements.

(3) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

(4) Includes fair values of OTC derivative assets and liabilities, maturing within six months, of $56.72 billion and $51.26 billion, respectively.

Management's Discussion and Analysis

OTC Derivatives

(in millions)

Assets	As of November 2007				
	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Contract Type					
Interest rates	$ 8,703	$10,965	$17,176	$28,388	$ 65,232
Credit derivatives	11,168	13,006	6,501	20,163	50,838
Currencies	20,586	9,275	5,106	2,127	37,094
Commodities	6,264	12,064	1,766	899	20,993
Equities	13,845	5,312	4,273	1,603	25,033
Netting across contract types [1]	(3,355)	(5,665)	(3,132)	(2,066)	(14,218)
Subtotal	$57,211 [4]	$44,957	$31,690	$51,114	$184,972
Cross maturity netting [2]					(33,849)
Cash collateral netting [3]					(59,050)
Total					$ 92,073

Liabilities	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Contract Type					
Interest rates	$10,234	$10,802	$ 9,816	$10,287	$ 41,139
Credit derivatives	7,085	11,842	5,084	16,077	40,088
Currencies	16,560	9,815	1,446	1,772	29,593
Commodities	8,752	9,690	2,757	506	21,705
Equities	17,460	7,723	3,833	1,382	30,398
Netting across contract types [1]	(3,355)	(5,665)	(3,132)	(2,066)	(14,218)
Subtotal	$56,736 [4]	$44,207	$19,804	$27,958	$148,705
Cross maturity netting [2]					(33,849)
Cash collateral netting [3]					(27,758)
Total					$ 87,098

(1) Represents the netting of receivable balances with payable balances for the same counterparty across contract types within a maturity category, pursuant to credit support agreements.

(2) Represents the netting of receivable balances with payable balances for the same counterparty across maturity categories, pursuant to credit support agreements.

(3) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

(4) Includes fair values of OTC derivative assets and liabilities, maturing within six months, of $41.80 billion and $41.12 billion, respectively.

In the tables above, for option contracts that require settlement by delivery of an underlying derivative instrument, the remaining contractual maturity is generally classified based upon the maturity date of the underlying derivative instrument. In those instances where the underlying instrument does not have a maturity date or either counterparty has the right to settle in cash, the remaining contractual maturity is generally based upon the option expiration date.

Management's Discussion and Analysis

The following tables set forth the distribution, by credit rating, of our exposure with respect to OTC derivatives by remaining contractual maturity, both before and after consideration of the effect of collateral and netting agreements. The categories shown reflect our internally determined public rating agency equivalents:

OTC Derivative Credit Exposure

(in millions)

	As of November 2008							
Credit Rating Equivalent	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total	Netting [2]	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 5,700	$ 7,000	$ 4,755	$ 2,726	$ 20,181	$ (6,765)	$ 13,416	$12,328
AA/Aa2	26,040	37,378	30,293	18,084	111,795	(78,085)	33,710	29,438
A/A2	22,374	34,796	15,317	20,498	92,985	(58,744)	34,241	28,643
BBB/Baa2	11,844	19,200	7,635	13,302	51,981	(29,791)	22,190	16,155
BB/Ba2 or lower	13,161	10,403	4,035	2,711	30,310	(12,515)	17,795	11,212
Unrated	773	1,173	692	193	2,831	(10)	2,821	1,550
Total	$79,892 [1]	$109,950	$62,727	$57,514	$310,083	$(185,910)	$124,173	$99,326

	As of November 2007							
Credit Rating Equivalent	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total	Netting [2]	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 6,018	$ 3,354	$ 2,893	$ 7,875	$ 20,140	$ (3,600)	$16,540	$14,453
AA/Aa2	19,331	14,339	13,184	22,708	69,562	(40,661)	28,901	24,758
A/A2	14,491	13,380	10,012	15,133	53,016	(32,453)	20,563	16,010
BBB/Baa2	4,059	5,774	1,707	2,777	14,317	(4,437)	9,880	6,542
BB/Ba2 or lower	6,854	5,676	3,347	2,541	18,418	(4,834)	13,584	7,366
Unrated	6,458	2,434	547	80	9,519	(6,914)	2,605	1,280
Total	$57,211 [1]	$44,957	$31,690	$51,114	$184,972	$(92,899)	$92,073	$70,409

(1) Includes fair values of OTC derivative assets, maturing within six months, of $56.72 billion and $41.80 billion as of November 2008 and November 2007, respectively.

(2) Represents the netting of receivable balances with payable balances for the same counterparty across maturity categories and the netting of cash collateral received, pursuant to credit support agreements. Receivable and payable balances with the same counterparty in the same maturity category are netted within such maturity category, where appropriate.

Derivative transactions may also involve legal risks including the risk that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction. In addition, certain derivative transactions (e.g., credit derivative contracts) involve the risk that we may have difficulty obtaining, or be unable to obtain, the underlying security or obligation in order to satisfy any physical settlement requirement.

Liquidity and Funding Risk

Liquidity is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity resulting from adverse circumstances. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both Goldman Sachs-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to generate revenues, even under adverse circumstances.

We have implemented a number of policies according to the following liquidity risk management framework:

- **Excess Liquidity –** We maintain substantial excess liquidity to meet a broad range of potential cash outflows in a stressed environment, including financing obligations.
- **Asset-Liability Management –** We seek to maintain secured and unsecured funding sources that are sufficiently long-term in order to withstand a prolonged or severe liquidity-stressed environment without having to rely on asset sales.
- **Conservative Liability Structure –** We seek to access funding across a diverse range of markets, products and counterparties, emphasize less credit-sensitive sources of funding and conservatively manage the distribution of funding across our entity structure.
- **Crisis Planning –** We base our liquidity and funding management on stress-scenario planning and maintain a crisis plan detailing our response to a liquidity-threatening event.

EXCESS LIQUIDITY

Our most important liquidity policy is to pre-fund what we estimate will be our likely cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity. This "Global Core Excess" is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets. We believe that this pool of excess liquidity provides us with a resilient source of funds and gives us significant flexibility in managing through a difficult funding environment.

Our Global Core Excess reflects the following principles:

- The first days or weeks of a liquidity crisis are the most critical to a company's survival.
- Focus must be maintained on all potential cash and collateral outflows, not just disruptions to financing flows. Goldman Sachs' businesses are diverse, and its cash needs are driven by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.
- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms or availability of other types of secured financing may change.
- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and have larger unsecured debt balances than our businesses would otherwise require. We believe that our liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our unsecured liabilities and our funding costs.

The size of our Global Core Excess is based on an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs. Our liquidity model identifies and estimates cash and collateral outflows over a short-term horizon in a liquidity crisis, including, but not limited to:

- upcoming maturities of unsecured debt and letters of credit;
- potential buybacks of a portion of our outstanding negotiable unsecured debt and potential withdrawals of client deposits;
- adverse changes in the terms or availability of secured funding;
- derivatives and other margin and collateral outflows, including those due to market moves;
- potential cash outflows associated with our prime brokerage business;
- additional collateral that could be called in the event of a two-notch downgrade in our credit ratings;
- draws on our unfunded commitments not supported by William Street Funding Corporation [1]; and
- upcoming cash outflows, such as tax and other large payments.

[1] The Global Core Excess excludes liquid assets of $4.40 billion held separately by William Street Funding Corporation. See "—Contractual Obligations and Commitments" above for a further discussion of the William Street credit extension program.

Management's Discussion and Analysis

The following table sets forth the average loan value (the estimated amount of cash that would be advanced by counterparties against these securities), as well as overnight cash deposits, of our Global Core Excess:

	Year Ended November	
(in millions)	2008	2007
U.S. dollar-denominated	**$78,048**	$52,115
Non-U.S. dollar-denominated	**18,677**	11,928
Total Global Core Excess [1]	**$96,725**	$64,043

[1] Beginning in 2008, our Global Core Excess as presented includes the Global Core Excess of GS Bank USA and GS Bank Europe. The 2007 amounts include $3.48 billion of Global Core Excess at GS Bank USA.

The U.S. dollar-denominated excess is comprised of only unencumbered U.S. government securities, U.S. agency securities and highly liquid U.S. agency mortgage-backed securities, all of which are eligible as collateral in Federal Reserve open market operations, as well as overnight cash deposits. Our non-U.S. dollar-denominated excess is comprised of only unencumbered French, German, United Kingdom and Japanese government bonds and overnight cash deposits in highly liquid currencies. We strictly limit our Global Core Excess to this narrowly defined list of securities and cash because we believe they are highly liquid, even in a difficult funding environment. We do not believe other potential sources of excess liquidity, such as lower-quality unencumbered securities or committed credit facilities, are as reliable in a liquidity crisis.

We maintain our Global Core Excess to enable us to meet current and potential liquidity requirements of our parent company, Group Inc., and all of its subsidiaries. The amount of our Global Core Excess is driven by our assessment of potential cash and collateral outflows, regulatory obligations and the currency and timing requirements of our global business model. In addition, we recognize that our Global Core Excess held in a regulated entity may not be available to our parent company or other subsidiaries and therefore may only be available to meet the potential liquidity requirements of that entity.

In addition to our Global Core Excess, we have a significant amount of other unencumbered securities as a result of our business activities. These assets, which are located in the U.S., Europe and Asia, include other government bonds, high-grade money market securities, corporate bonds and marginable equities. We do not include these securities in our Global Core Excess.

We maintain our Global Core Excess and other unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace at least 110% of our unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the next 12 months. We assume conservative loan values that are based on stress-scenario borrowing capacity and we regularly review these assumptions asset class by asset class. The estimated aggregate loan value of our Global Core Excess, as well as overnight cash deposits, and our other unencumbered assets averaged $163.41 billion and $156.74 billion for the fiscal years ended November 2008 and November 2007, respectively.

ASSET-LIABILITY MANAGEMENT

We seek to maintain a highly liquid balance sheet and substantially all of our inventory is marked-to-market daily. We utilize aged inventory limits for certain financial instruments as a disincentive to our businesses to hold inventory over longer periods of time. We believe that these limits provide a complementary mechanism for ensuring appropriate balance sheet liquidity in addition to our standard position limits. Although our balance sheet fluctuates due to client activity, market conventions and periodic market opportunities in certain of our businesses, our total assets and adjusted assets at financial statement dates are typically not materially different from those occurring within our reporting periods.

We seek to manage the maturity profile of our secured and unsecured funding base such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress. We do not rely on immediate sales of assets (other than our Global Core Excess) to maintain liquidity in a distressed environment, although we recognize orderly asset sales may be prudent or necessary in a severe or persistent liquidity crisis.

In order to avoid reliance on asset sales, our goal is to ensure that we have sufficient total capital (unsecured long-term borrowings plus total shareholders' equity) to fund our balance sheet for at least one year. The target amount of our total capital is based on an internal liquidity model, which incorporates, among other things, the following long-term financing requirements:

- the portion of trading assets that we believe could not be funded on a secured basis in periods of market stress, assuming conservative loan values;
- goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets;
- derivative and other margin and collateral requirements;
- anticipated draws on our unfunded loan commitments; and
- capital or other forms of financing in our regulated subsidiaries that are in excess of their long-term financing requirements. See "—Conservative Liability Structure" below for a further discussion of how we fund our subsidiaries.

Certain financial instruments may be more difficult to fund on a secured basis during times of market stress. Accordingly, we generally hold higher levels of total capital for these assets than more liquid types of financial instruments. The following table sets forth our aggregate holdings in these categories of financial instruments:

	As of November	
(in millions)	2008	2007
Mortgage and other asset-backed loans and securities	**$22,393**	$46,436 [6]
Bank loans and bridge loans [1]	**21,839**	49,154
Emerging market debt securities	**2,827**	3,343
High-yield and other debt obligations	**9,998**	12,807
Private equity and real estate fund investments [2]	**18,171**	16,244
Emerging market equity securities	**2,665**	8,014
ICBC ordinary shares [3]	**5,496**	6,807
SMFG convertible preferred stock [4]	**1,135**	4,060
Other restricted public equity securities	**568**	3,455
Other investments in funds [5]	**2,714**	3,437

[1] Includes funded commitments and inventory held in connection with our origination and secondary trading activities.

[2] Includes interests in our merchant banking funds. Such amounts exclude assets related to consolidated investment funds of $1.16 billion and $8.13 billion as of November 2008 and November 2007, respectively, for which Goldman Sachs does not bear economic exposure.

[3] Includes interests of $3.48 billion and $4.30 billion as of November 2008 and November 2007, respectively, held by investment funds managed by Goldman Sachs.

[4] During our second quarter of 2008, we converted one-third of our SMFG preferred stock investment into SMFG common stock, and delivered the common stock to close out one-third of our hedge position.

[5] Includes interests in other investment funds that we manage.

[6] Excludes $7.64 billion as of November 2007 of mortgage whole loans that were transferred to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS No. 140. We distributed to investors the securities that were issued by the securitization vehicles and therefore did not bear economic exposure to the underlying mortgage whole loans.

A large portion of these assets are funded through secured funding markets or nonrecourse financing. We focus on funding these assets on a secured basis with long contractual maturities to reduce refinancing risk in periods of market stress.

See Note 3 to the consolidated financial statements for further information regarding the financial instruments we hold.

CONSERVATIVE LIABILITY STRUCTURE

We seek to structure our liabilities conservatively to reduce refinancing risk and the risk that we may be required to redeem or repurchase certain of our borrowings prior to their contractual maturity.

We fund a substantial portion of our inventory on a secured basis, which we believe provides Goldman Sachs with a more stable source of liquidity than unsecured financing, as it is less sensitive to changes in our credit due to the underlying collateral. However, we recognize that the terms or availability of secured funding, particularly overnight funding, can deteriorate rapidly in a difficult environment. To help mitigate this risk, we raise the majority of our funding for durations longer than overnight. We seek longer terms for secured funding collateralized by lower-quality assets, as we believe these funding transactions may pose greater refinancing risk. The weighted average life of our secured funding, excluding funding collateralized by highly liquid securities, such as U.S., French, German, United Kingdom and Japanese government bonds, and U.S. agency securities, exceeded 100 days as of November 2008.

Our liquidity also depends to an important degree on the stability of our short-term unsecured financing base. Accordingly, we prefer the use of promissory notes (in which Goldman Sachs does not make a market) over commercial paper, which we may repurchase prior to maturity through the ordinary course of business as a market maker. As of November 2008 and November 2007, our unsecured short-term borrowings, including the current portion of unsecured long-term borrowings, were $52.66 billion and $71.56 billion, respectively. See Note 6 to the consolidated financial statements for further information regarding our unsecured short-term borrowings.

Management's Discussion and Analysis

We issue long-term borrowings as a source of total capital in order to meet our long-term financing requirements. The following table sets forth our quarterly unsecured long-term borrowings maturity profile through 2014:


Unsecured Long-Term Borrowings Maturity Profile
($ in millions)
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Feb 2010
May 2010
Aug 2010
Nov 2010
Feb 2011
May 2011
Aug 2011
Nov 2011
Feb 2012
May 2012
Aug 2012
Nov 2012
Feb 2013
May 2013
Aug 2013
Nov 2013
Feb 2014
May 2014
Aug 2014
Nov 2014
Fiscal Quarters Ended

The weighted average maturity of our unsecured long-term borrowings as of November 2008 was approximately eight years. To mitigate refinancing risk, we seek to limit the principal amount of debt maturing on any one day or during any week or year. We swap a substantial portion of our long-term borrowings into U.S. dollar obligations with short-term floating interest rates in order to minimize our exposure to interest rates and foreign exchange movements.

We issue substantially all of our unsecured debt without provisions that would, based solely upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or stock price, trigger a requirement for an early payment, collateral support, change in terms, acceleration of maturity or the creation of an additional financial obligation.

As of November 2008, our bank depository institution subsidiaries had $27.64 billion in customer deposits, including $19.15 billion of deposits from our bank sweep programs and $8.49 billion of brokered certificates of deposit with a weighted average maturity of three years. In addition, we are pursuing a number of strategies to raise additional deposits as a source of funding for the firm. As of September 2008, GS Bank USA has access to funding through the Federal Reserve Bank discount window. While we do not rely on funding through the Federal Reserve Bank discount window in our liquidity modeling and stress testing, we maintain policies and procedures necessary to access this funding.

We seek to maintain broad and diversified funding sources globally for both secured and unsecured funding. We make extensive use of the repurchase agreement and securities lending markets, as well as other secured funding markets. In addition, we issue debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term note programs, offshore medium-term note offerings and other bond offerings, U.S. and non-U.S. commercial paper and promissory note issuances and other methods. We also arrange for letters of credit to be issued on our behalf.

Management's Discussion and Analysis

We seek to distribute our funding products through our own sales force to a large, diverse global creditor base and we believe that our relationships with our creditors are critical to our liquidity. Our creditors include banks, governments, securities lenders, pension funds, insurance companies, mutual funds and individuals. We access funding in a variety of markets in the Americas, Europe and Asia. We have imposed various internal guidelines on creditor concentration, including the amount of our commercial paper and promissory notes that can be owned and letters of credit that can be issued by any single creditor or group of creditors.

In the latter half of 2008, we were unable to raise significant amounts of long-term unsecured debt in the public markets, other than as a result of the issuance of securities guaranteed by the FDIC under the TLGP. It is unclear when we will regain access to the public long-term unsecured debt markets on customary terms or whether any similar program will be available after the TLGP's scheduled June 2009 expiration. However, we continue to have access to short-term funding and to a number of sources of secured funding, both in the private markets and through various government and central bank sponsored initiatives.

Over the past year, a number of U.S. regulatory agencies have taken steps to enhance the liquidity support available to financial services companies such as Group Inc., GS&Co., GSI and GS Bank USA. Some of these steps include:

- The Federal Reserve Bank of New York established the Primary Dealer Credit Facility in March 2008 to provide overnight funding to primary dealers in exchange for a specified range of collateral. In September 2008, the eligible collateral was expanded to include all collateral eligible in tri-party repurchase arrangements with the major clearing banks, and the facility was made available to GSI. This facility is scheduled to expire on April 30, 2009.
- The Federal Reserve Board introduced a new Term Securities Lending Facility (TSLF) in March 2008, which extended the term for which the Federal Reserve Board will lend Treasury securities to primary dealers from overnight to 28 days and, in September 2008, expanded the types of assets that can be used as collateral under the TSLF to include all investment-grade debt securities (rather than just Treasury, agency and certain AAA-rated asset-backed securities). This facility is scheduled to expire on April 30, 2009.
- In October 2008, the Federal Reserve Board established the Commercial Paper Funding Facility (CPFF) to serve as a funding backstop to facilitate the issuance of term commercial paper by eligible issuers. Through the CPFF, the Federal Reserve Bank of New York will finance the purchase of unsecured and asset-backed highly rated, U.S. dollar-denominated, three-month commercial paper from eligible issuers through its primary dealers. The facility is scheduled to expire on April 30, 2009. Our available funding under the CPFF is approximately $11 billion, of which a de minimis amount was utilized as of January 22, 2009.
- The FDIC's TLGP, which was established in October 2008, provides a guarantee of certain newly issued senior unsecured debt issued by eligible entities, including Group Inc. and GS Bank USA, as well as funds over $250,000 in non-interest-bearing transaction deposit accounts held by FDIC-insured banks (such as GS Bank USA). The debt guarantee is available, subject to limitations, for debt issued through June 30, 2009 and the deposit coverage lasts through December 31, 2009. We are able to have outstanding approximately $35 billion of debt under the TLGP that is issued prior to June 30, 2009. As of November 2008 and January 22, 2009, we had outstanding $4.18 billion of senior unsecured short-term borrowings and $25.54 billion of senior unsecured debt (comprised of $11.57 billion of short-term and $13.97 billion of long-term), respectively, under the TLGP.

See "—Certain Risk Factors That May Affect Our Businesses" above, and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of factors that could impair our ability to access the capital markets.

Subsidiary Funding Policies. Substantially all of our unsecured funding is raised by our parent company, Group Inc. The parent company then lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing and capital requirements. In addition, the parent company provides its regulated subsidiaries with the necessary capital to meet their regulatory requirements. The benefits of this approach to subsidiary funding include enhanced control and greater flexibility to meet the funding requirements of our subsidiaries. Funding is also raised at the subsidiary level through secured funding and deposits.

Our intercompany funding policies are predicated on an assumption that, unless legally provided for, funds or securities are not freely available from a subsidiary to its parent company or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or limit the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations. As such, we assume that capital or other financing provided to our regulated subsidiaries is not available to our parent company or other subsidiaries until the maturity of such financing. In addition, we recognize that the Global Core Excess held in our regulated entities may not be available to our parent company or other subsidiaries and therefore may only be available to meet the potential liquidity requirements of those entities.

We also manage our liquidity risk by requiring senior and subordinated intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party borrowings. In addition, many of our subsidiaries and affiliates maintain unencumbered assets to cover their unsecured intercompany borrowings (other than subordinated debt) in order to mitigate parent company liquidity risk.

Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries; for example, as of November 2008, Group Inc. had $26.01 billion of such equity and subordinated indebtedness invested in GS&Co., its principal U.S. registered broker-dealer; $22.06 billion invested in GSI, a regulated U.K. broker-dealer; $2.48 billion invested in Goldman Sachs Execution & Clearing, L.P., a U.S. registered broker-dealer; $3.79 billion invested in Goldman Sachs Japan Co., Ltd., a regulated Japanese broker-dealer; and $17.32 billion invested in GS Bank USA, a regulated New York State-chartered bank. Group Inc. also had $62.81 billion of unsubordinated loans to these entities as of November 2008, as well as significant amounts of capital invested in and loans to its other regulated subsidiaries.

CRISIS PLANNING

In order to be prepared for a liquidity event, or a period of market stress, we base our liquidity risk management framework and our resulting funding and liquidity policies on conservative stress-scenario assumptions. Our planning incorporates several market-based and operational stress scenarios. We also periodically conduct liquidity crisis drills to test our lines of communication and backup funding procedures.

In addition, we maintain a liquidity crisis plan that specifies an approach for analyzing and responding to a liquidity-threatening event. The plan provides the framework to estimate the likely impact of a liquidity event on Goldman Sachs based on some of the risks identified above and outlines which and to what extent liquidity maintenance activities should be implemented based on the severity of the event.

CREDIT RATINGS

We rely upon the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer-term transactions, including OTC derivatives. We believe our credit ratings are primarily based on the credit rating agencies' assessment of our liquidity, market, credit and operational risk management practices, the level and variability of our earnings, our capital base, our franchise, reputation and management, our corporate governance and the external operating environment. See "—Certain Risk Factors That May Affect Our Businesses" above, and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of the risks associated with a reduction in our credit ratings.

On December 16, 2008, Moody's Investors Service affirmed Group Inc.'s Short-Term Debt rating and lowered Group Inc.'s ratings on Long-Term Debt (from Aa3 to A1), Subordinated Debt (from A1 to A2) and Preferred Stock (from A2 to A3), and retained its outlook of "negative." Also on December 16, 2008, Dominion Bond Rating Service Limited affirmed Group Inc.'s credit ratings but revised its outlook from "negative" to "under review with negative implications." On December 17, 2008, Rating and Investment Information, Inc. affirmed Group Inc.'s Short-Term Debt rating at a-1+, lowered Group Inc.'s Long-Term Debt ratings from AA to AA- and retained its outlook of "negative." On December 19, 2008, Standard & Poor's Ratings Services lowered Group Inc.'s ratings on Short-Term Debt (from A-1+ to A-1), Long-Term Debt (from AA- to A), Subordinated Debt (from A+ to A-) and Preferred Stock (from A to BBB) and retained its outlook of "negative." On January 23, 2009, Dominion Bond Rating Service Limited lowered Group Inc.'s ratings on Long-Term Debt (from AA (low) to A (high)), Subordinated Debt (from A (high) to A) and Preferred Stock (from A to A (low)).

The following table sets forth our unsecured credit ratings as of January 23, 2009:

	Short-Term Debt	Long-Term Debt	Subordinated Debt	Preferred Stock
Dominion Bond Rating Service Limited	**R-1 (middle)**	**A (high)**	**A**	**A (low)**
Fitch, Inc.	**F1+**	**AA-**	**A+**	**A+**
Moody's Investors Service	**P-1**	**A1**	**A2**	**A3**
Standard & Poor's Ratings Services	**A-1**	**A**	**A-**	**BBB**
Rating and Investment Information, Inc.	**a-1+**	**AA-**	**Not Applicable**	**Not Applicable**

Based on our credit ratings as of November 2008, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $1.11 billion and $1.51 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in our long-term credit ratings. Based on our credit ratings reflected in the above table, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $897 million and $2.14 billion would have been required in the event of a one-notch and two-notch reduction, respectively, in our long-term credit ratings as of December 26, 2008. In evaluating our liquidity requirements, we consider additional collateral or termination payments that would be required in the event of a two-notch reduction in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them.

CASH FLOWS

As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets and, consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our business.

Year Ended November 2008. Our cash and cash equivalents increased by $5.46 billion to $15.74 billion at the end of 2008. We raised $9.80 billion in net cash from operating and financing activities, primarily from common and preferred stock issuances and deposits, partially offset by repayments of short-term borrowings. We used net cash of $4.34 billion in our investing activities.

Year Ended November 2007. Our cash and cash equivalents increased by $4.34 billion to $10.28 billion at the end of 2007. We raised $73.79 billion in net cash from financing and investing activities, primarily through the issuance of unsecured borrowings, partially offset by common stock repurchases. We used net cash of $69.45 billion in our operating activities, primarily to capitalize on trading and investing opportunities for our clients and ourselves.

Operational Risk

Operational risk relates to the risk of loss arising from shortcomings or failures in internal processes, people or systems, or from external events. Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents related to, for example, major systems failures. Operational risk may also cause reputational harm. Thus, efforts to identify, manage and mitigate operational risk must be equally sensitive to the risk of reputational damage as well as the risk of financial loss.

We manage operational risk through the application of long-standing, but continuously evolving, firmwide control standards which are supported by the training, supervision and development of our people; the active participation and commitment of senior management in a continuous process of identifying and mitigating key operational risks across Goldman Sachs; and a framework of strong and independent control departments that monitor operational risk on a daily basis. Together, these elements form a strong firmwide control culture that serves as the foundation of our efforts to minimize operational risk exposure.

Operational Risk Management & Analysis, a risk management function independent of our revenue-producing units, is responsible for developing and implementing a formalized framework to identify, measure, monitor, and report operational risks to support active risk management across Goldman Sachs. This framework, which evolves with the changing needs of our businesses and regulatory guidance, incorporates analysis of internal and external operational risk events, business environment and internal control factors, and scenario analysis. The framework also provides regular reporting of our operational risk exposures to our Board, risk committees and senior management. For a further discussion of operational risk see "—Certain Risk Factors That May Affect Our Businesses" above, and "—Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Recent Accounting Developments

EITF Issue No. 06-11. In June 2007, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. We currently account for this tax benefit as a reduction to income tax expense. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF Issue No. 06-11 to have a material effect on our financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 140-3. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and is applicable to new transactions entered into after the date of adoption. Early adoption is prohibited. We do not expect adoption of FSP No. FAS 140-3 to have a material effect on our financial condition and cash flows. Adoption of FSP No. FAS 140-3 will have no effect on our results of operations.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect our financial condition, results of operations or cash flows.

FASB Staff Position No. EITF 03-6-1. In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "Earnings per Share." The FSP requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. The FSP is effective for fiscal years beginning after December 15, 2008; earlier application is not permitted. We do not expect adoption of FSP No. EITF 03-6-1 to have a material effect on our results of operations or earnings per share.

FASB Staff Position No. FAS 133-1 and FIN 45-4. In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN 45-4 did not have an effect on our financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 157-3. In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on our financial condition, results of operations or cash flows.

SFAS No. 141(R). In December 2007, the FASB issued a revision to SFAS No. 141, "Business Combinations." SFAS No. 141(R) requires changes to the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the acquiring company must measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. We will apply the provisions of SFAS No. 141(R) to business combinations occurring after December 26, 2008. Adoption of SFAS No. 141(R) will not affect our financial condition, results of operations or cash flows, but may have an effect on accounting for future business combinations.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS No. 160 requires that ownership interests in consolidated subsidiaries held by parties other than the parent (noncontrolling interests) be accounted for and presented as equity, rather than as a liability or mezzanine equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, but the presentation and disclosure requirements are to be applied retrospectively. We do not expect adoption of the statement to have a material effect on our financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 140-4 and FIN 46(R)-8. In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP will not affect our financial condition, results of operations or cash flows.

EITF Issue No. 07-5. In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock." EITF Issue No. 07-5 provides guidance about whether an instrument (such as our outstanding common stock warrants) should be classified as equity and not marked to market for accounting purposes. EITF Issue No. 07-5 is effective for fiscal years beginning after December 15, 2008. Adoption of EITF Issue No. 07-5 will not affect our financial condition, results of operations or cash flows.

Management's Report on Internal Control over Financial Reporting

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the firm's 2008 fiscal year, management conducted an assessment of the effectiveness of the firm's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of November 28, 2008 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

The firm's internal control over financial reporting as of November 28, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 75, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of November 28, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 28, 2008 and November 30, 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 28, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 74. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, as of the beginning of 2007 the Company adopted SFAS No. 157, "Fair Value Measurements" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
January 22, 2009

Consolidated Statements of Earnings

(in millions, except per share amounts)	Year Ended November 2008	2007	2006
Revenues			
Investment banking	**$ 5,179**	$ 7,555	$ 5,613
Trading and principal investments	**8,095**	29,714	24,027
Asset management and securities services	**4,672**	4,731	4,527
Interest income	**35,633**	45,968	35,186
Total revenues	**53,579**	87,968	69,353
Interest expense	**31,357**	41,981	31,688
Revenues, net of interest expense	**22,222**	45,987	37,665
Operating expenses			
Compensation and benefits	**10,934**	20,190	16,457
Brokerage, clearing, exchange and distribution fees	**2,998**	2,758	1,985
Market development	**485**	601	492
Communications and technology	**759**	665	544
Depreciation and amortization	**1,022**	624	521
Amortization of identifiable intangible assets	**240**	195	173
Occupancy	**960**	975	850
Professional fees	**779**	714	545
Other expenses	**1,709**	1,661	1,538
Total non-compensation expenses	**8,952**	8,193	6,648
Total operating expenses	**19,886**	28,383	23,105
Pre-tax earnings	**2,336**	17,604	14,560
Provision for taxes	**14**	6,005	5,023
Net earnings	**2,322**	11,599	9,537
Preferred stock dividends	**281**	192	139
Net earnings applicable to common shareholders	**$ 2,041**	$11,407	$ 9,398
Earnings per common share			
Basic	**$ 4.67**	$ 26.34	$ 20.93
Diluted	**4.47**	24.73	19.69
Average common shares outstanding			
Basic	**437.0**	433.0	449.0
Diluted	**456.2**	461.2	477.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition

(in millions, except share and per share amounts)	As of November 2008	2007
Assets		
Cash and cash equivalents	**$ 15,740**	$ 10,282
Cash and securities segregated for regulatory and other purposes (includes $78,830 and $94,018 at fair value as of November 2008 and November 2007, respectively)	**106,664**	119,939
Collateralized agreements:		
Securities purchased under agreements to resell, at fair value, and federal funds sold (includes $116,671 and $85,717 at fair value as of November 2008 and November 2007, respectively)	**122,021**	87,317
Securities borrowed (includes $59,810 and $83,277 at fair value as of November 2008 and November 2007, respectively)	**180,795**	277,413
Receivables from brokers, dealers and clearing organizations	**25,899**	19,078
Receivables from customers and counterparties (includes $1,598 and $1,950 at fair value as of November 2008 and November 2007, respectively)	**64,665**	129,105
Trading assets, at fair value (includes $26,313 and $46,138 pledged as collateral as of November 2008 and November 2007, respectively)	**338,325**	452,595
Other assets	**30,438**	24,067
Total assets	**$884,547**	$1,119,796
Liabilities and shareholders' equity		
Deposits (includes $4,224 and $463 at fair value as of November 2008 and November 2007, respectively)	**$ 27,643**	$ 15,370
Collateralized financings:		
Securities sold under agreements to repurchase, at fair value	**62,883**	159,178
Securities loaned (includes $7,872 and $5,449 at fair value as of November 2008 and November 2007, respectively)	**17,060**	28,624
Other secured financings (includes $20,249 and $33,581 at fair value as of November 2008 and November 2007, respectively)	**38,683**	65,710
Payables to brokers, dealers and clearing organizations	**8,585**	8,335
Payables to customers and counterparties	**245,258**	310,118
Trading liabilities, at fair value	**175,972**	215,023
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $23,075 and $48,331 at fair value as of November 2008 and November 2007, respectively)	**52,658**	71,557
Unsecured long-term borrowings (includes $17,446 and $15,928 at fair value as of November 2008 and November 2007, respectively)	**168,220**	164,174
Other liabilities and accrued expenses (includes $978 at fair value as of November 2008)	**23,216**	38,907
Total liabilities	**820,178**	1,076,996
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; aggregate liquidation preference of $18,100 and $3,100 as of November 2008 and November 2007, respectively	**16,471**	3,100
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 680,953,836 and 618,707,032 shares issued as of November 2008 and November 2007, respectively, and 442,537,317 and 390,682,013 shares outstanding as of November 2008 and November 2007, respectively	**7**	6
Restricted stock units and employee stock options	**9,284**	9,302
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	**—**	—
Additional paid-in capital	**31,071**	22,027
Retained earnings	**39,913**	38,642
Accumulated other comprehensive income/(loss)	**(202)**	(118)
Common stock held in treasury, at cost, par value $0.01 per share; 238,416,519 and 228,025,019 shares as of November 2008 and November 2007, respectively	**(32,175)**	(30,159)
Total shareholders' equity	**64,369**	42,800
Total liabilities and shareholders' equity	**$884,547**	$1,119,796

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in millions, except per share amounts)	Year Ended November 2008	2007	2006
Preferred stock			
Balance, beginning of year	**$ 3,100**	$ 3,100	$ 1,750
Issued	**13,367**	—	1,350
Preferred stock accretion	**4**	—	—
Balance, end of year	**16,471**	3,100	3,100
Common stock, par value $0.01 per share			
Balance, beginning of year	**6**	6	6
Issued	**1**	—	—
Balance, end of year	**7**	6	6
Restricted stock units and employee stock options			
Balance, beginning of year	**9,302**	6,290	3,415
Issuance and amortization of restricted stock units and employee stock options	**2,254**	4,684	3,787
Delivery of common stock underlying restricted stock units	**(1,995)**	(1,548)	(781)
Forfeiture of restricted stock units and employee stock options	**(274)**	(113)	(129)
Exercise of employee stock options	**(3)**	(11)	(2)
Balance, end of year	**9,284**	9,302	6,290
Additional paid-in capital			
Balance, beginning of year	**22,027**	19,731	17,159
Issuance of common stock warrants	**1,633**	—	—
Issuance of common stock, including the delivery of common stock underlying restricted stock units and proceeds from the exercise of employee stock options	**8,081**	2,338	2,432
Cancellation of restricted stock units in satisfaction of withholding tax requirements	**(1,314)**	(929)	(375)
Stock purchase contract fee related to automatic preferred enhanced capital securities	**—**	(20)	—
Preferred and common stock issuance costs	**(1)**	—	(1)
Excess net tax benefit related to share-based compensation	**645**	908	653
Cash settlement of share-based compensation	**—**	(1)	(137)
Balance, end of year	**31,071**	22,027	19,731
Retained earnings			
Balance, beginning of year, as previously reported	**38,642**	27,868	19,085
Cumulative effect of adjustment from adoption of FIN 48	**(201)**	—	—
Cumulative effect of adjustment from adoption of SFAS No. 157, net of tax	**—**	51	—
Cumulative effect of adjustment from adoption of SFAS No. 159, net of tax	**—**	(45)	—
Balance, beginning of year, after cumulative effect of adjustments	**38,441**	27,874	19,085
Net earnings	**2,322**	11,599	9,537
Dividends and dividend equivalents declared on common stock and restricted stock units	**(642)**	(639)	(615)
Dividends declared on preferred stock	**(204)**	(192)	(139)
Preferred stock accretion	**(4)**	—	—
Balance, end of year	**39,913**	38,642	27,868
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	**(118)**	21	—
Adjustment from adoption of SFAS No. 158, net of tax	**—**	(194)	—
Currency translation adjustment, net of tax	**(98)**	39	45
Pension and postretirement liability adjustment, net of tax	**69**	38	(27)
Net gains/(losses) on cash flow hedges, net of tax	**—**	(2)	(7)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	**(55)**	(12)	10
Reclassification to retained earnings from adoption of SFAS No. 159, net of tax	**—**	(8)	—
Balance, end of year	**(202)**	(118)	21
Common stock held in treasury, at cost			
Balance, beginning of year	**(30,159)**	(21,230)	(13,413)
Repurchased	**(2,037)**	(8,956)	(7,817)
Reissued	**21**	27	—
Balance, end of year	**(32,175)**	(30,159)	(21,230)
Total shareholders' equity	**$ 64,369**	$ 42,800	$ 35,786

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended November 2008	2007	2006
Cash flows from operating activities			
Net earnings	**$ 2,322**	$ 11,599	$ 9,537
Non-cash items included in net earnings			
Depreciation and amortization	**1,385**	916	749
Amortization of identifiable intangible assets	**240**	251	246
Deferred income taxes	**(1,763)**	129	(1,505)
Share-based compensation	**1,611**	4,465	3,654
Changes in operating assets and liabilities			
Cash and securities segregated for regulatory and other purposes	**12,995**	(39,079)	(21,044)
Net receivables from brokers, dealers and clearing organizations	**(6,587)**	(3,811)	(1,794)
Net payables to customers and counterparties	**(50)**	53,857	9,823
Securities borrowed, net of securities loaned	**85,054**	(51,655)	(28,666)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell and federal funds sold	**(130,999)**	6,845	5,825
Trading assets, at fair value	**97,723**	(118,864)	(48,479)
Trading liabilities, at fair value	**(39,051)**	57,938	6,384
Other, net	**(20,986)**	7,962	12,823
Net cash provided by/(used for) operating activities	**1,894**	(69,447)	(52,447)
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(2,027)**	(2,130)	(1,744)
Proceeds from sales of property, leasehold improvements and equipment	**121**	93	69
Business acquisitions, net of cash acquired	**(2,613)**	(1,900)	(1,661)
Proceeds from sales of investments	**624**	4,294	2,114
Purchase of available-for-sale securities	**(3,851)**	(872)	(12,922)
Proceeds from sales of available-for-sale securities	**3,409**	911	4,396
Net cash provided by/(used for) investing activities	**(4,337)**	396	(9,748)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(19,295)**	12,262	(4,031)
Other secured financings (short-term), net	**(8,727)**	2,780	16,856
Proceeds from issuance of other secured financings (long-term)	**12,509**	21,703	14,451
Repayment of other secured financings (long-term), including the current portion	**(20,653)**	(7,355)	(7,420)
Proceeds from issuance of unsecured long-term borrowings	**37,758**	57,516	48,839
Repayment of unsecured long-term borrowings, including the current portion	**(25,579)**	(14,823)	(13,510)
Derivative contracts with a financing element, net	**781**	4,814	3,494
Deposits, net	**12,273**	4,673	10,697
Common stock repurchased	**(2,034)**	(8,956)	(7,817)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(850)**	(831)	(754)
Proceeds from issuance of common stock	**6,105**	791	1,613
Proceeds from issuance of preferred stock, net of issuance costs	**13,366**	—	1,349
Proceeds from issuance of common stock warrants	**1,633**	—	—
Excess tax benefit related to share-based compensation	**614**	817	464
Cash settlement of share-based compensation	**—**	(1)	(137)
Net cash provided by financing activities	**7,901**	73,390	64,094
Net increase in cash and cash equivalents	**5,458**	4,339	1,899
Cash and cash equivalents, beginning of year	**10,282**	5,943	4,044
Cash and cash equivalents, end of year	**$ 15,740**	$ 10,282	$ 5,943

Supplemental Disclosures:

Cash payments for interest, net of capitalized interest, were $32.37 billion, $40.74 billion and $30.98 billion for the years ended November 2008, November 2007 and November 2006, respectively.

Cash payments for income taxes, net of refunds, were $3.47 billion, $5.78 billion and $4.56 billion for the years ended November 2008, November 2007 and November 2006, respectively.

Non-cash activities:

The firm assumed $790 million, $409 million and $498 million of debt in connection with business acquisitions for the years ended November 2008, November 2007 and November 2006, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended November		
(in millions)	2008	2007	2006
Net earnings	**$2,322**	$11,599	$9,537
Currency translation adjustment, net of tax	**(98)**	39	45
Pension and postretirement liability adjustment, net of tax	**69**	38	(27)
Net gains/(losses) on cash flow hedges, net of tax	**—**	(2)	(7)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	**(55)**	(12)	10
Comprehensive income	**$2,238**	$11,662	$9,558

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, is a bank holding company and, together with its consolidated subsidiaries (collectively, the firm), a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.
- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. In addition, the firm engages in market-making and specialist activities on equities and options exchanges, and the firm clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's merchant banking and other investing activities, the firm makes principal investments directly and through funds that the firm raises and manages.
- **Asset Management and Securities Services.** The firm provides investment advisory and financial planning services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

NOTE 2

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as amended. The usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.
- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) 46-R, "Consolidation of Variable Interest Entities," the firm consolidates VIEs for which it is the primary beneficiary. The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among

other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios. The firm reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the firm is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events as defined in FIN 46-R.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, such as whether a derivative is considered passive and the level of discretion a servicer may exercise, including, for example, determining when default is reasonably foreseeable. In accordance with SFAS No. 140 and FIN 46-R, the firm does not consolidate QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment either in accordance with Accounting Principles Board Opinion (APB) No. 18, "The Equity Method of Accounting for Investments in Common Stock" or at fair value in accordance with SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." In general, the firm accounts for investments acquired subsequent to the adoption of SFAS No. 159 at fair value. In certain cases, the firm may apply the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, where the firm has a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant. See "—Revenue Recognition—Other Financial Assets and Financial Liabilities at Fair Value" below for a discussion of the firm's application of SFAS No. 159.

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value. The firm also has formed numerous nonconsolidated investment funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner for these funds and generally does not hold a majority of the economic interests in these funds. The firm has generally provided the third-party investors with rights to terminate the funds or to remove the firm as the general partner. As a result, the firm does not consolidate these funds. These fund investments are included in "Trading assets, at fair value" in the consolidated statements of financial condition.

Unless otherwise stated herein, all references to 2008, 2007 and 2006 refer to the firm's fiscal years ended, or the dates, as the context requires, November 28, 2008, November 30, 2007 and November 24, 2006, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

Investment Banking. Underwriting revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the consolidated statements of earnings when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

Notes to Consolidated Financial Statements

Trading Assets and Trading Liabilities. Substantially all trading assets and trading liabilities are reflected in the consolidated statements of financial condition at fair value, pursuant principally to:

- SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities;"
- specialized industry accounting for broker-dealers and investment companies;
- SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities;" or
- the fair value option under either SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140," or SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," (i.e., the fair value option).

Related unrealized gains or losses are generally recognized in "Trading and principal investments" in the consolidated statements of earnings.

Upon becoming a bank holding company in September 2008, the firm could no longer apply specialized broker-dealer industry accounting to those subsidiaries not regulated as broker-dealers. Therefore, within the firm's non-broker-dealer subsidiaries, the firm designated as held for trading those instruments within the scope of SFAS No. 115 (i.e., debt securities and marketable equity securities), and elected the fair value option for other cash instruments (specifically loans, loan commitments and certain private equity and restricted public equity securities) which the firm historically had carried at fair value. These fair value elections were in addition to previous elections made for certain corporate loans, loan commitments and certificates of deposit issued by Goldman Sachs Bank USA (GS Bank USA). There was no impact on earnings from these initial elections because all of these instruments were already recorded at fair value in "Trading assets, at fair value" or "Trading liabilities, at fair value" in the consolidated statements of financial condition prior to Group Inc. becoming a bank holding company.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Trading assets, at fair value" and "Trading liabilities, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option. The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations.

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales under SFAS No. 140, debt raised through the firm's William Street program and certain other nonrecourse financings;
- certain unsecured long-term borrowings, including prepaid physical commodity transactions;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of the firm's matched book and certain firm financing activities;
- certain corporate loans, loan commitments and certificates of deposit issued by GS Bank USA as well as securities held by GS Bank USA;
- receivables from customers and counterparties arising from transfers accounted for as secured loans rather than purchases under SFAS No. 140;
- certain insurance and reinsurance contracts; and
- in general, investments acquired after the adoption of SFAS No. 159 where the firm has significant influence over the investee and would otherwise apply the equity method of accounting.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The firm adopted SFAS No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The firm's fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates its "Trading assets, at fair value" and its "Trading liabilities, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. In accordance with SFAS No. 157, the firm does not adjust the quoted price for such instruments, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank loans and bridge loans, less liquid listed equities, state, municipal and provincial obligations and certain money market securities and loan commitments. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, certain bank loans and bridge loans (including certain mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt), less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities (backed by either commercial or

Notes to Consolidated Financial Statements

residential real estate), and acquired portfolios of distressed loans. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Recent market conditions, particularly in the fourth quarter of 2008 (characterized by dislocations between asset classes, elevated levels of volatility, and reduced price transparency), have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the firm's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

  When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings. Interest on collateralized agreements and collateralized financings is recognized in "Interest income" and "Interest expense," respectively, over the life of the transaction.

Notes to Consolidated Financial Statements

- **Resale and Repurchase Agreements.** Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions. The firm receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statements of financial condition at fair value under SFAS No. 159. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Resale and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain firm financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. As noted above, securities borrowed and loaned within Trading and Principal Investments, which are related to the firm's matched book and certain firm financing activities, are recorded at fair value under SFAS No. 159. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. As noted above, the firm has elected to apply SFAS No. 159 to transfers accounted for as financings rather than sales under SFAS No. 140, debt raised through the firm's William Street program and certain other nonrecourse financings, for which the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. These other secured financing transactions are generally valued based on inputs with reasonable levels of price transparency and are generally classified within level 2 of the fair value hierarchy. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest. See Note 3 for further information regarding other secured financings.

Hybrid Financial Instruments. Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives under SFAS No. 133 and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative, it is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedge accounting relationships. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under SFAS No. 155. See Notes 3 and 6 for further information regarding hybrid financial instruments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as collateralized financings, with the related interest expense recognized in net revenues over the life of the transaction.

Commissions. Commission revenues from executing and clearing client transactions on stock, options and futures markets are recognized in "Trading and principal investments" in the consolidated statements of earnings on a trade-date basis.

Insurance Activities. Certain of the firm's insurance and reinsurance contracts are accounted for at fair value under SFAS No. 159, with changes in fair value included in "Trading and principal investments" in the consolidated statements of earnings.

Revenues from variable annuity and life insurance and reinsurance contracts not accounted for at fair value under SFAS No. 159 generally consist of fees assessed on contract holder account balances for mortality charges, policy administration fees and surrender charges, and are recognized within "Trading and principal investments" in the consolidated statements of earnings in the period that services are provided.

Interest credited to variable annuity and life insurance and reinsurance contracts account balances and changes in reserves are recognized in "Other expenses" in the consolidated statements of earnings.

Notes to Consolidated Financial Statements

Premiums earned for underwriting property catastrophe reinsurance are recognized within "Trading and principal investments" in the consolidated statements of earnings over the coverage period, net of premiums ceded for the cost of reinsurance. Expenses for liabilities related to property catastrophe reinsurance claims, including estimates of losses that have been incurred but not reported, are recognized within "Other expenses" in the consolidated statements of earnings.

Merchant Banking Overrides. The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the funds' investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts of override previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Trading and principal investments" in the consolidated statements of earnings.

Asset Management. Management fees are recognized over the period that the related service is provided based upon average net asset values. In certain circumstances, the firm is also entitled to receive incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a 12-month period and are subject to adjustment prior to the end of the measurement period. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

Share-Based Compensation

The firm accounts for share-based compensation in accordance with SFAS No. 123-R, "Share-Based Payment." The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense. In the first quarter of 2006, the firm adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted subsequent to adoption. Share-based awards held by employees that were retirement-eligible on the date of adoption of SFAS No. 123-R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires).

The firm pays cash dividend equivalents on outstanding restricted stock units. Dividend equivalents paid on restricted stock units are generally charged to retained earnings. Dividend equivalents paid on restricted stock units expected to be forfeited are included in compensation expense. The tax benefit related to dividend equivalents paid on restricted stock units is accounted for as a reduction of income tax expense. See "— Recent Accounting Developments" for a discussion of Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards."

In certain cases, primarily related to the death of an employee or conflicted employment (as outlined in the applicable award agreements), the firm may cash settle share-based compensation awards. For awards accounted for as equity instruments, "Additional paid-in capital" is adjusted to the extent of the difference between the current value of the award and the grant-date value of the award.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment. An impairment loss is recognized if the estimated fair value of an operating segment, which is a component one level below the firm's three business segments, is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of customer lists, Designated Market Maker (DMM) rights and the value of business acquired (VOBA) and deferred acquisition costs (DAC) in the firm's insurance subsidiaries, are amortized over their estimated lives in accordance with SFAS No. 142 or, in the case of insurance contracts, in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," and SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 60 and SFAS No. 97. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statements of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include office space held in excess of current requirements. Rent expense relating to space held for growth is included in "Occupancy" in the consolidated statements of earnings. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange for the period. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in the consolidated statements of comprehensive income. The firm seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency-denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates; accordingly, forward points are reflected as a component of the currency translation adjustment in the consolidated statements of comprehensive income. For foreign currency-denominated debt, hedge effectiveness is assessed based on changes in spot rates. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are included in the consolidated statements of earnings.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes."

The firm adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," as of December 1, 2007, and recorded a transition adjustment resulting in a reduction of $201 million to beginning retained earnings. See Note 16 for further information regarding the firm's adoption of FIN 48. A tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interim period accounting and accounting for interest and penalties. Prior to the adoption of FIN 48, contingent liabilities related to income taxes were recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, had been met.

Notes to Consolidated Financial Statements

Earnings Per Common Share (EPS)

Basic EPS is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock warrants and options and to restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. As of November 2008, "Cash and cash equivalents" on the consolidated statements of financial condition included $5.60 billion of cash and due from banks and $10.14 billion of interest-bearing deposits with banks. As of November 2007, "Cash and cash equivalents" on the consolidated statements of financial condition included $4.29 billion of cash and due from banks and $5.99 billion of interest-bearing deposits with banks.

Recent Accounting Developments

EITF Issue No. 06-11. In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. The firm currently accounts for this tax benefit as a reduction to income tax expense. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The firm does not expect the adoption of EITF Issue No. 06-11 to have a material effect on its financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 140-3. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP No. FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, and is applicable to new transactions entered into after the date of adoption. Early adoption is prohibited. The firm does not expect adoption of FSP No. FAS 140-3 to have a material effect on its financial condition and cash flows. Adoption of FSP No. FAS 140-3 will have no effect on the firm's results of operations.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the firm's financial condition, results of operations or cash flows.

FASB Staff Position No. EITF 03-6-1. In June 2008, the FASB issued FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "Earnings per Share." The FSP requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. The FSP is effective for fiscal years beginning after December 15, 2008; earlier application is not permitted. The firm does not expect adoption of FSP No. EITF 03-6-1 to have a material effect on its results of operations or earnings per share.

FASB Staff Position No. FAS 133-1 and FIN 45-4. In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP No. FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP No. FAS 133-1 and FIN 45-4 did not have an effect on the firm's financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 157-3. In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP No. FAS 157-3 clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the firm's financial condition, results of operations or cash flows.

SFAS No. 141(R). In December 2007, the FASB issued a revision to SFAS No. 141, "Business Combinations." SFAS No. 141(R) requires changes to the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the acquiring company must measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. The firm will apply the provisions of SFAS No. 141(R) to business combinations occurring after December 26, 2008. Adoption of SFAS No. 141(R) will not affect the firm's financial condition, results of operations or cash flows, but may have an effect on accounting for future business combinations.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS No. 160 requires that ownership interests in consolidated subsidiaries held by parties other than the parent (noncontrolling interests) be accounted for and presented as equity, rather than as a liability or mezzanine equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, but the presentation and disclosure requirements are to be applied retrospectively. The firm does not expect adoption of the statement to have a material effect on its financial condition, results of operations or cash flows.

FASB Staff Position No. FAS 140-4 and FIN 46(R)-8. In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP will not affect the firm's financial condition, results of operations or cash flows.

EITF Issue No. 07-5. In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock." EITF Issue No. 07-5 provides guidance about whether an instrument (such as the firm's outstanding common stock warrants) should be classified as equity and not marked to market for accounting purposes. EITF Issue No. 07-5 is effective for fiscal years beginning after December 15, 2008. Adoption of EITF Issue No. 07-5 will not affect the firm's financial condition, results of operations or cash flows.

NOTE 3

Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's trading assets, at fair value, including those pledged as collateral, and trading liabilities, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of November			
	2008		2007	
(in millions)	Assets	Liabilities	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 8,662** [1]	**$ —**	$ 8,985 [1]	$ —
U.S. government, federal agency and sovereign obligations	**69,653**	**37,000**	70,774	58,637
Mortgage and other asset-backed loans and securities	**22,393**	**340**	54,073 [6]	—
Bank loans and bridge loans	**21,839**	**3,108** [4]	49,154	3,563 [4]
Corporate debt securities and other debt obligations	**27,879**	**5,711**	39,219	8,280
Equities and convertible debentures	**57,049**	**12,116**	122,205	45,130
Physical commodities	**513**	**2**	2,571	35
Derivative contracts	**130,337** [2]	**117,695** [5]	105,614 [2]	99,378 [5]
Total	**$338,325** [3]	**$175,972**	$452,595 [3]	$215,023

(1) Includes $4.40 billion and $6.17 billion as of November 2008 and November 2007, respectively, of money market instruments held by William Street Funding Corporation (Funding Corp.) to support the William Street credit extension program. See Note 8 for further information regarding the William Street program.

(2) Net of cash received pursuant to credit support agreements of $137.16 billion and $59.05 billion as of November 2008 and November 2007, respectively.

(3) Includes $1.68 billion and $1.17 billion as of November 2008 and November 2007, respectively, of securities held within the firm's insurance subsidiaries which are accounted for as available-for-sale under SFAS No. 115.

(4) Includes the fair value of commitments to extend credit.

(5) Net of cash paid pursuant to credit support agreements of $34.01 billion and $27.76 billion as of November 2008 and November 2007, respectively.

(6) Includes $7.64 billion as of November 2007 of mortgage whole loans that were transferred to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS No. 140. The firm distributed to investors the securities that were issued by the securitization vehicles and therefore did not bear economic exposure to the underlying mortgage whole loans.

Fair Value Hierarchy

The firm's financial assets at fair value classified within level 3 of the fair value hierarchy are summarized below:

	As of November	
($ in millions)	2008	2007
Total level 3 assets	**$ 66,190**	$ 69,151
Level 3 assets for which the firm bears economic exposure [1]	**59,574**	54,714
Total assets	**884,547**	1,119,796
Total financial assets at fair value	**595,234**	717,557
Total level 3 assets as a percentage of Total assets	**7.5%**	6.2%
Level 3 assets for which the firm bears economic exposure as a percentage of Total assets	**6.7**	4.9
Total level 3 assets as a percentage of Total financial assets at fair value	**11.1**	9.6
Level 3 assets for which the firm bears economic exposure as a percentage of Total financial assets at fair value	**10.0**	7.6

(1) Excludes assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

Notes to Consolidated Financial Statements

The following tables set forth by level within the fair value hierarchy "Trading assets, at fair value," "Trading liabilities, at fair value" and other financial assets and financial liabilities accounted for at fair value under SFAS No. 155 and SFAS No. 159 as of November 2008 and November 2007. See Note 2 for further information on the fair value hierarchy. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets at Fair Value as of November 2008				
(in millions)	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 5,205	$ 3,457	$ —	$ —	$ 8,662
U.S. government, federal agency and sovereign obligations	35,069	34,584	—	—	69,653
Mortgage and other asset-backed loans and securities	—	6,886	15,507	—	22,393
Bank loans and bridge loans	—	9,882	11,957	—	21,839
Corporate debt securities and other debt obligations	14	20,269	7,596	—	27,879
Equities and convertible debentures	25,068	15,975	16,006 [6]	—	57,049
Physical commodities	—	513	—	—	513
Cash instruments	65,356	91,566	51,066	—	207,988
Derivative contracts	24	256,412	15,124	(141,223) [7]	130,337
Trading assets, at fair value	65,380	347,978	66,190	(141,223)	338,325
Securities segregated for regulatory and other purposes	20,030 [4]	58,800 [5]	—	—	78,830
Receivables from customers and counterparties [1]	—	1,598	—	—	1,598
Securities borrowed [2]	—	59,810	—	—	59,810
Securities purchased under agreements to resell, at fair value	—	116,671	—	—	116,671
Total financial assets at fair value	$85,410	$584,857	$66,190	$(141,223)	$595,234
Level 3 assets for which the firm does not bear economic exposure [3]			(6,616)		
Level 3 assets for which the firm bears economic exposure			$59,574		

[1] Principally consists of transfers accounted for as secured loans rather than purchases under SFAS No. 140 and prepaid variable share forwards.

[2] Consists of securities borrowed within Trading and Principal Investments. Excludes securities borrowed within Securities Services, which are accounted for based on the amount of cash collateral advanced plus accrued interest.

[3] Consists of level 3 assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

[4] Consists of U.S. Treasury securities and money market instruments as well as insurance separate account assets measured at fair value under AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

[5] Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

[6] Consists of private equity and real estate fund investments.

[7] Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

(in millions)	Financial Liabilities at Fair Value as of November 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government, federal agency and sovereign obligations	$36,385	$ 615	$ —	$ —	$ 37,000
Mortgage and other asset-backed loans and securities	—	320	20	—	340
Bank loans and bridge loans	—	2,278	830	—	3,108
Corporate debt securities and other debt obligations	11	5,185	515	—	5,711
Equities and convertible debentures	11,928	174	14	—	12,116
Physical commodities	2	—	—	—	2
Cash instruments	48,326	8,572	1,379	—	58,277
Derivative contracts	21	145,777	9,968	(38,071) [8]	117,695
Trading liabilities, at fair value	48,347	154,349	11,347	(38,071)	175,972
Unsecured short-term borrowings [1]	—	17,916	5,159	—	23,075
Deposits [2]	—	4,224	—	—	4,224
Securities loaned [3]	—	7,872	—	—	7,872
Securities sold under agreements to repurchase, at fair value	—	62,883	—	—	62,883
Other secured financings [4]	—	16,429	3,820	—	20,249
Other liabilities [5]	—	978	—	—	978
Unsecured long-term borrowings [6]	—	15,886	1,560	—	17,446
Total financial liabilities at fair value	$48,347	$280,537	$21,886 [7]	$(38,071)	$312,699

(1) Consists of promissory notes, commercial paper and hybrid financial instruments.

(2) Consists of certain certificates of deposit issued by GS Bank USA.

(3) Consists of securities loaned within Trading and Principal Investments. Excludes securities loaned within Securities Services, which are accounted for based on the amount of cash collateral received plus accrued interest.

(4) Primarily includes transfers accounted for as financings rather than sales under SFAS No. 140, debt raised through the firm's William Street program and certain other nonrecourse financings.

(5) Consists of liabilities related to insurance contracts.

(6) Primarily includes hybrid financial instruments and prepaid physical commodity transactions.

(7) Level 3 liabilities were 7.0% of Total liabilities at fair value.

(8) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

(in millions)	Financial Assets at Fair Value as of November 2007				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 6,237	$ 2,748	$ —	$ —	$ 8,985
U.S. government, federal agency and sovereign obligations	37,966	32,808	—	—	70,774
Mortgage and other asset-backed loans and securities	—	38,073	16,000	—	54,073
Bank loans and bridge loans	—	35,820	13,334	—	49,154
Corporate debt securities and other debt obligations	915	32,193	6,111	—	39,219
Equities and convertible debentures	68,727	35,472	18,006 [6]	—	122,205
Physical commodities	—	2,571	—	—	2,571
Cash instruments	113,845	179,685	53,451	—	346,981
Derivative contracts	286	153,065	15,700	(63,437) [7]	105,614
Trading assets, at fair value	114,131	332,750	69,151	(63,437)	452,595
Securities segregated for regulatory and other purposes	24,078 [4]	69,940 [5]	—	—	94,018
Receivables from customers and counterparties [1]	—	1,950	—	—	1,950
Securities borrowed [2]	—	83,277	—	—	83,277
Securities purchased under agreements to resell, at fair value	—	85,717	—	—	85,717
Total financial assets at fair value	$138,209	$573,634	$ 69,151	$(63,437)	$717,557
Level 3 assets for which the firm does not bear economic exposure [3]			(14,437)		
Level 3 assets for which the firm bears economic exposure			$ 54,714		

(1) Consists of transfers accounted for as secured loans rather than purchases under SFAS No. 140 and prepaid variable share forwards.

(2) Consists of securities borrowed within Trading and Principal Investments. Excludes securities borrowed within Securities Services, which are accounted for based on the amount of cash collateral advanced plus accrued interest.

(3) Consists of level 3 assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

(4) Consists of U.S. Treasury securities and money market instruments as well as insurance separate account assets measured at fair value under AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

(5) Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(6) Consists of private equity and real estate fund investments.

(7) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

(in millions)	Financial Liabilities at Fair Value as of November 2007				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government, federal agency and sovereign obligations	$ 57,714	$ 923	$ —	$ —	$ 58,637
Bank loans and bridge loans	—	3,525	38	—	3,563
Corporate debt securities and other debt obligations	—	7,764	516	—	8,280
Equities and convertible debentures	44,076	1,054	—	—	45,130
Physical commodities	—	35	—	—	35
Cash instruments	101,790	13,301	554	—	115,645
Derivative contracts	212	117,794	13,644	(32,272) [7]	99,378
Trading liabilities, at fair value	102,002	131,095	14,198	(32,272)	215,023
Unsecured short-term borrowings [1]	—	44,060	4,271	—	48,331
Deposits [2]	—	463	—	—	463
Securities loaned [3]	—	5,449	—	—	5,449
Securities sold under agreements to repurchase, at fair value	—	159,178	—	—	159,178
Other secured financings [4]	—	33,581	—	—	33,581
Unsecured long-term borrowings [5]	—	15,161	767	—	15,928
Total financial liabilities at fair value	$102,002	$388,987	$19,236 [6]	$(32,272)	$477,953

(1) Consists of promissory notes, commercial paper and hybrid financial instruments.

(2) Consists of certain certificates of deposit issued by GS Bank USA.

(3) Consists of securities loaned within Trading and Principal Investments. Excludes securities loaned within Securities Services, which are accounted for based on the amount of cash collateral received plus accrued interest.

(4) Primarily includes transfers accounted for as financings rather than sales under SFAS No. 140, debt raised through the firm's William Street program and certain other nonrecourse financings.

(5) Primarily includes hybrid financial instruments and prepaid physical commodity transactions.

(6) Level 3 liabilities were 4.0% of Total liabilities at fair value.

(7) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Level 3 Unrealized Gains/(Losses)

The table below sets forth a summary of unrealized gains/(losses) on the firm's level 3 financial assets and financial liabilities still held at the reporting date for the years ended November 2008 and November 2007.

(in millions)	Level 3 Unrealized Gains/(Losses) Year Ended November	
	2008	2007
Cash Instruments – Assets	**$(11,485)**	$(2,292)
Cash Instruments – Liabilities	**(871)**	(294)
Net unrealized gains/(losses) on level 3 cash instruments	**(12,356)**	(2,586)
Derivative Contracts – Net	**5,577**	4,543
Unsecured Short-Term Borrowings	**737**	(666)
Other Secured Financings	**838**	—
Unsecured Long-Term Borrowings	**657**	22
Total level 3 unrealized gains/(losses)	**$ (4,547)**	$ 1,313

Cash Instruments

The net unrealized loss on level 3 cash instruments of $12.36 billion for the year ended November 2008 primarily consisted of unrealized losses on loans and securities backed by commercial real estate, certain bank loans and bridge loans, private equity and real estate fund investments. Losses during the year reflected the significant weakness in the global credit and equity markets.

Level 3 cash instruments are frequently economically hedged with instruments classified within level 1 and level 2, and accordingly, gains or losses that have been reported in level 3 can be offset by gains or losses attributable to instruments classified within level 1 or level 2 or by gains or losses on derivative contracts classified in level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements

Derivative Contracts

The net unrealized gain on level 3 derivative contracts of $5.58 billion for the year ended November 2008 was primarily attributable to changes in observable credit spreads (which are level 2 inputs) on the underlying instruments. Level 3 gains and losses on derivative contracts should be considered in the context of the following:

- A derivative contract with level 1 and/or level 2 inputs is classified as a level 3 financial instrument in its entirety if it has at least one significant level 3 input.
- If there is one significant level 3 input, the entire gain or loss from adjusting only observable inputs (i.e., level 1 and level 2) is still classified as level 3.
- Gains or losses that have been reported in level 3 resulting from changes in level 1 or level 2 inputs are frequently offset by gains or losses attributable to instruments classified within level 1 or level 2 or by cash instruments reported in level 3 of the fair value hierarchy.

The tables below set forth a summary of changes in the fair value of the firm's level 3 financial assets and financial liabilities for the years ended November 2008 and November 2007. The tables reflect gains and losses, including gains and losses on financial assets and financial liabilities that were transferred to level 3 during the year, for all financial assets and financial liabilities categorized as level 3 as of November 2008 and November 2007, respectively. The tables do not include gains or losses that were reported in level 3 in prior periods for instruments that were sold or transferred out of level 3 prior to the end of the period presented.

Level 3 Financial Assets and Financial Liabilities Year Ended November 2008

(in millions)	Cash Instruments — Assets	Cash Instruments — Liabilities	Derivative Contracts — Net	Unsecured Short-Term Borrowings	Other Secured Financings	Unsecured Long-Term Borrowings
Balance, beginning of year	**$53,451**	**$ (554)**	**$2,056**	**$(4,271)**	**$ —**	**$ (767)**
Realized gains/(losses)	**1,930** [1]	**28** [3]	**267** [3]	**354** [3]	**87** [3]	**(20)** [3]
Unrealized gains/(losses) relating to instruments still held at the reporting date	**(11,485)** [1]	**(871)** [3]	**5,577** [3][4]	**737** [3]	**838** [3]	**657** [3]
Purchases, issuances and settlements	**3,955**	**55**	**(1,813)**	**(1,353)**	**416**	**(1,314)**
Transfers in and/or out of level 3	**3,215** [2]	**(37)**	**(931)** [5]	**(626)**	**(5,161)** [6]	**(116)**
Balance, end of year	**$51,066**	**$(1,379)**	**$5,156**	**$(5,159)**	**$(3,820)**	**$(1,560)**

Level 3 Financial Assets and Financial Liabilities Year Ended November 2007

(in millions)	Cash Instruments — Assets	Cash Instruments — Liabilities	Derivative Contracts — Net	Unsecured Short-Term Borrowings	Other Secured Financings	Unsecured Long-Term Borrowings
Balance, beginning of year	$29,905	$(223)	$ 580	$(3,253)	$—	$(135)
Realized gains/(losses)	2,232 [1]	(9) [3]	1,713 [3]	167 [3]	—	(7) [3]
Unrealized gains/(losses) relating to instruments still held at the reporting date	(2,292) [1]	(294) [3]	4,543 [3][4]	(666) [3]	—	22 [3]
Purchases, issuances and settlements	22,561	(30)	(1,365)	(1,559)	—	(567)
Transfers in and/or out of level 3	1,045 [7]	2	(3,415) [8]	1,040	—	(80)
Balance, end of year	$53,451	$(554)	$2,056	$(4,271)	$—	$(767)

(1) The aggregate amounts include approximately $(11.54) billion and $1.98 billion reported in "Trading and principal investments" and "Interest income," respectively, in the consolidated statements of earnings for the year ended November 2008. The aggregate amounts include approximately $(1.77) billion and $1.71 billion reported in "Trading and principal investments" and "Interest income," respectively, in the consolidated statements of earnings for the year ended November 2007.

(2) Principally reflects transfers from level 2 within the fair value hierarchy of loans and securities backed by commercial real estate, reflecting reduced price transparency for these financial instruments.

(3) Substantially all is reported in "Trading and principal investments" in the consolidated statements of earnings.

(4) Principally resulted from changes in level 2 inputs.

(5) Principally reflects transfers to level 2 within the fair value hierarchy of mortgage-related derivative assets, as recent trading activity provided improved transparency of correlation inputs. This decrease was partially offset by transfers from level 2 within the fair value hierarchy of credit and equity-linked derivatives due to reduced price transparency.

(6) Consists of transfers from level 2 within the fair value hierarchy.

(7) Principally reflects transfers from level 2 within the fair value hierarchy of loans and securities backed by commercial and residential real estate and certain bank loans and bridge loans, reflecting reduced price transparency for these financial instruments.

(8) Principally reflects transfers from level 2 within the fair value hierarchy of structured credit derivative liabilities, due to reduced transparency of correlation inputs.

Notes to Consolidated Financial Statements

Impact of Credit Spreads

On an ongoing basis, the firm realizes gains or losses relating to changes in credit risk on derivative contracts through changes in credit mitigants or the sale or unwind of the contracts. The net gain/(loss) attributable to the impact of changes in credit exposure and credit spreads on derivative contracts was $(137) million and $86 million for the years ended November 2008 and November 2007, respectively.

The following table sets forth the net gains attributable to the impact of changes in the firm's own credit spreads on unsecured borrowings for which the fair value option was elected. The firm calculates the fair value of unsecured borrowings by discounting future cash flows at a rate which incorporates the firm's observable credit spreads.

	Year Ended November	
(in millions)	2008	2007
Net gains including hedges	**$1,127**	$203
Net gains excluding hedges	**1,196**	216

The impact of changes in instrument-specific credit spreads on loans and loan commitments for which the fair value option was elected was a loss of $4.61 billion for the year ended November 2008 and not material for the year ended November 2007. The firm attributes changes in the fair value of floating rate loans and loan commitments to changes in instrument-specific credit spreads. For fixed rate loans and loan commitments, the firm allocates changes in fair value between interest rate-related changes and credit spread-related changes based on changes in interest rates. See below for additional details regarding the fair value option.

The Fair Value Option

GAINS/LOSSES

The following table sets forth the gains/(losses) included in earnings for the years ended November 2008 and November 2007 as a result of the firm electing to apply the fair value option to certain financial assets and financial liabilities, as described in Note 2. The table excludes gains and losses related to trading assets and trading liabilities, as well as gains and losses that would have been recognized under other generally accepted accounting principles if the firm had not elected the fair value option or that are economically hedged with instruments accounted for at fair value under other generally accepted accounting principles.

	Year Ended November	
(in millions)	2008	2007
Unsecured long-term borrowings [1]	**$ 915**	$202
Other secured financings [2]	**894**	(293)
Unsecured short-term borrowings [3]	**266**	6
Other [4]	**(20)**	18
Total [5]	**$2,055**	$ (67)

(1) Excludes gains of $2.42 billion and losses of $2.18 billion for the years ended November 2008 and November 2007, respectively, related to the derivative component of hybrid financial instruments. Such gains and losses would have been recognized pursuant to SFAS No. 133 if the firm had not elected to account for the entire hybrid instrument at fair value under the fair value option.

(2) Excludes gains of $1.29 billion and $2.19 billion for the years ended November 2008 and November 2007, respectively, related to financings recorded as a result of securitization-related transactions that were accounted for as secured financings rather than sales under SFAS No. 140. Changes in the fair value of these secured financings are offset by changes in the fair value of the related financial instruments included within the firm's "Trading assets, at fair value" in the consolidated statements of financial condition.

(3) Excludes gains of $6.37 billion and losses of $1.07 billion for the years ended November 2008 and November 2007, respectively, related to the derivative component of hybrid financial instruments. Such gains and losses would have been recognized pursuant to SFAS No. 133 if the firm had not elected to account for the entire hybrid instrument at fair value under the fair value option.

(4) Primarily consists of certain insurance and reinsurance contracts, resale and repurchase agreements and securities borrowed and loaned within Trading and Principal Investments.

(5) Reported within "Trading and principal investments" within the consolidated statements of earnings. The amounts exclude contractual interest, which is included in "Interest income" and "Interest expense," for all instruments other than hybrid financial instruments.

All trading assets and trading liabilities are accounted for at fair value either under the fair value option or as required by other accounting pronouncements. Excluding equities commissions of $5.00 billion and $4.58 billion for the years ended November 2008 and November 2007, respectively, and the gains and losses on the instruments accounted for under the fair value option described above, the firm's "Trading and principal investments" revenues in the consolidated statements of earnings primarily represent gains and losses on "Trading assets, at fair value" and "Trading liabilities, at fair value" in the consolidated statements of financial condition.

LOANS AND LOAN COMMITMENTS

As of November 2008, the aggregate contractual principal amount of loans and long-term receivables for which the fair value option was elected exceeded the related fair value by $50.21 billion, including a difference of $37.46 billion related to loans with an aggregate fair value of $3.77 billion that were on nonaccrual status (including loans more than 90 days past due). The aggregate contractual principal exceeds the related fair value primarily because the firm regularly purchases loans, such as distressed loans, at values significantly below contractual principal amounts.

As of November 2008, the fair value of unfunded lending commitments for which the fair value option was elected was a liability of $3.52 billion and the related total contractual amount of these lending commitments was $39.49 billion.

As of November 2007, substantially all of the firm's loans and unfunded lending commitments were recorded at fair value in accordance with specialized industry accounting for broker-dealers, and not pursuant to the fair value option. As a result, the difference between the aggregate fair value and related contractual principal amounts of loans and long-term receivables accounted for under the fair value option was not material as of November 2007. See Note 2 for further information related to fair value option elections made by the firm upon becoming a bank holding company in September 2008.

LONG-TERM DEBT INSTRUMENTS

The aggregate contractual principal amount of long-term debt instruments (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $2.42 billion as of November 2008, while the difference between the fair value and the aggregate contractual principal amount was not material to the carrying value as of November 2007.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment funds and other institutional clients, resulting in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer.

As of November 2008 and November 2007, the firm held $53.98 billion (6% of total assets) and $45.75 billion (4% of total assets), respectively, of U.S. government and federal agency obligations included in "Trading assets, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition. As of November 2008 and November 2007, the firm held $21.13 billion (2% of total assets) and $31.65 billion (3% of total assets), respectively, of other sovereign obligations, principally consisting of securities issued by the governments of Japan and the United Kingdom. In addition, as of November 2008 and November 2007, $126.27 billion and $144.92 billion of the firm's securities purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of November 2008 and November 2007, $65.37 billion and $41.26 billion of the firm's securities purchased under agreements to resell and securities borrowed, respectively, were collateralized by other sovereign obligations. As of November 2008 and November 2007, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the firm's derivatives disclosure, as these contracts may be settled in cash or the assets to be delivered under the contract are readily convertible into cash.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting under SFAS No. 133 to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures, including the firm's net investment in non-U.S. operations. The firm designates certain interest rate swap contracts as fair value hedges. These interest rate swap contracts hedge changes in the relevant benchmark interest rate (e.g., London Interbank Offered Rate (LIBOR)), effectively converting a substantial portion of the firm's unsecured long-term and certain unsecured short-term borrowings into floating rate obligations. See Note 2 for information regarding the firm's accounting policy for foreign currency forward contracts used to hedge its net investment in non-U.S. operations.

The firm applies a long-haul method to all of its hedge accounting relationships to perform an ongoing assessment of the effectiveness of these relationships in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged. The firm utilizes a dollar-offset method, which compares the change in the fair value of the hedging instrument to the change in the fair value of the hedged item, excluding the effect of the passage of time, to prospectively and retrospectively assess hedge effectiveness. The firm's prospective dollar-offset assessment utilizes scenario analyses to test hedge effectiveness via simulations of numerous parallel and slope shifts of the relevant yield curve. Parallel shifts change the interest rate of all maturities by identical amounts. Slope shifts change the curvature of the yield curve. For both the prospective assessment, in response to each of the simulated yield curve shifts, and the retrospective assessment, a hedging relationship is deemed to be effective if the fair value of the hedging instrument and the hedged item change inversely within a range of 80% to 125%.

For fair value hedges, gains or losses on derivative transactions are recognized in "Interest expense" in the consolidated statements of earnings. The change in fair value of the hedged item attributable to the risk being hedged is reported as an adjustment to its carrying value and is subsequently amortized into interest expense over its remaining life. Gains or losses related to hedge ineffectiveness for all hedges are generally included in "Interest expense." These gains or losses and the component of gains or losses on derivative transactions excluded from the assessment of hedge effectiveness (e.g., the effect of the passage of time on fair value hedges of the firm's borrowings) were not material to the firm's results of operations for the years ended November 2008, November 2007 and November 2006. Gains and losses on derivatives used for trading purposes are included in "Trading and principal investments" in the consolidated statements of earnings.

Notes to Consolidated Financial Statements

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, presented in accordance with the firm's netting policy, is set forth below:

	As of November			
	2008		2007	
(in millions)	Assets	Liabilities	Assets	Liabilities
Contract Type				
Forward settlement contracts	**$ 35,997**	**$ 35,778**	$ 22,561	$ 27,138
Swap agreements	**175,153**	**82,189**	104,793	62,697
Option contracts	**81,077**	**58,467**	53,056	53,047
Subtotal	**292,227**	**176,434**	180,410	142,882
Netting across contract types [1]	**(24,730)**	**(24,730)**	(15,746)	(15,746)
Cash collateral netting [2]	**(137,160)**	**(34,009)**	(59,050)	(27,758)
Total	**$130,337**	**$117,695**	$105,614	$ 99,378

(1) Represents the netting of receivable balances with payable balances for the same counterparty across contract types pursuant to legally enforceable netting agreements.

(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

The fair value of derivatives accounted for as qualifying hedges under SFAS No. 133 consisted of $20.40 billion and $5.15 billion in assets as of November 2008 and November 2007, respectively, and $128 million and $355 million in liabilities as of November 2008 and November 2007, respectively.

The firm also has embedded derivatives that have been bifurcated from related borrowings under SFAS No. 133. Such derivatives, which are classified in unsecured short-term and unsecured long-term borrowings, had a carrying value of $(774) million and $463 million (excluding the debt host contract) as of November 2008 and November 2007, respectively. See Notes 6 and 7 for further information regarding the firm's unsecured borrowings.

The firm enters into various derivative transactions that are considered credit derivatives under FSP No. FAS 133-1 and FIN 45-4. The firm's written and purchased credit derivatives include credit default swaps, credit spread options, credit index products and total return swaps. As of November 2008, the firm's written and purchased credit derivatives had total gross notional amounts of $3.78 trillion and $4.03 trillion, respectively, for total net purchased protection of $255.24 billion in notional value.

Notes to Consolidated Financial Statements

The following table sets forth certain information related to the firm's credit derivatives. Fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash paid pursuant to credit support agreements, and therefore are not representative of the firm's net exposure.

	As of November 2008						
	Maximum Payout/Notional Amount by Period of Expiration			Maximum Payout/Notional Amount			
($ in millions)	0-5 Years	5-10 Years	10 Years or Greater	Written Credit Derivatives	Offsetting Purchased Credit Derivatives [1]	Other Purchased Credit Derivatives [2]	Written Credit Derivatives at Fair Value
Credit spread on underlying (basis points) [3]							
0-250	**$1,194,228**	**$ 609,056**	**$ 22,866**	**$1,826,150**	**$1,632,681**	**$347,573**	**$ 77,836**
251-500	**591,813**	**184,763**	**12,494**	**789,070**	**784,149**	**26,316**	**94,278**
501-1,000	**430,801**	**140,782**	**15,886**	**587,469**	**538,251**	**67,958**	**75,079**
Greater than 1,000	**383,626**	**120,866**	**71,690**	**576,182**	**533,816**	**103,362**	**222,346**
Total	**$2,600,468** [4]	**$1,055,467**	**$122,936**	**$3,778,871**	**$3,488,897**	**$545,209**	**$469,539** [5]

(1) Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they hedge written credit derivatives with identical underlyings.

(2) Comprised of purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which the firm has not written protection.

(3) Credit spread on the underlying, together with the period of expiration, are indicators of payment/performance risk. For example, the firm is least likely to pay or otherwise be required to perform where the credit spread on the underlying is "0-250" basis points and the period of expiration is "0-5 Years." The likelihood of payment or performance is generally greater as the credit spread on the underlying and period of expiration increase.

(4) Includes a maximum payout/notional amount for written credit derivatives of $208.44 billion expiring within one year as of November 2008.

(5) This liability excludes the effects of both netting under enforceable netting agreements and netting of cash collateral paid pursuant to credit support agreements. Including the effects of netting receivable balances with payable balances for the same counterparty pursuant to enforceable netting agreements, the firm's net liability related to credit derivatives in the firm's statement of financial condition as of November 2008 was $33.76 billion. This net amount excludes the netting of cash collateral paid pursuant to credit support agreements.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of November 2008 and November 2007, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $578.72 billion and $891.05 billion, respectively, of which the firm delivered or repledged $445.11 billion and $785.62 billion, respectively.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Trading assets pledged to counterparties that have the right to deliver or repledge are included in "Trading assets, at fair value" in the consolidated statements of financial condition and were $26.31 billion and $46.14 billion as of November 2008 and November 2007, respectively. Trading assets, pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties that did not have the right to sell or repledge are included in "Trading assets, at fair value" in the consolidated statements of financial condition and were $80.85 billion and $156.92 billion as of November 2008 and November 2007, respectively. Other assets (primarily real estate and cash) owned and pledged in connection with other secured financings to counterparties that did not have the right to sell or repledge were $9.24 billion and $5.86 billion as of November 2008 and November 2007, respectively.

In addition to repurchase agreements and securities lending agreements, the firm obtains secured funding through the use of other arrangements. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. Other secured financings consist of liabilities related to the firm's William Street program, consolidated VIEs, collateralized central bank financings, transfers of financial assets that are accounted for as financings rather than sales under SFAS No. 140 (primarily pledged bank loans and mortgage whole loans) and other structured financing arrangements.

Notes to Consolidated Financial Statements

Other secured financings by maturity are set forth in the table below:

(in millions)	As of November 2008	2007
Other secured financings (short-term) [1][2]	**$21,225**	$32,410
Other secured financings (long-term):		
2009	**—**	2,903
2010	**2,157**	2,301
2011	**4,578**	2,427
2012	**3,040**	4,973
2013	**1,377**	702
2014–thereafter	**6,306**	19,994
Total other secured financings (long-term) [3][4]	**17,458**	33,300
Total other secured financings [5]	**$38,683**	$65,710

(1) As of November 2008, consists of U.S. dollar-denominated financings of $12.53 billion with a weighted average interest rate of 2.98% and non-U.S. dollar-denominated financings of $8.70 billion with a weighted average interest rate of 0.95%, after giving effect to hedging activities. As of November 2007, consists of U.S. dollar-denominated financings of $18.47 billion with a weighted average interest rate of 5.32% and non-U.S. dollar-denominated financings of $13.94 billion with a weighted average interest rate of 0.91%, after giving effect to hedging activities. The weighted average interest rates as of November 2008 and November 2007 excluded financial instruments accounted for at fair value under SFAS No. 159.

(2) Includes other secured financings maturing within one year of the financial statement date and other secured financings that are redeemable within one year of the financial statement date at the option of the holder.

(3) As of November 2008, consists of U.S. dollar-denominated financings of $9.55 billion with a weighted average interest rate of 4.62% and non-U.S. dollar-denominated financings of $7.91 billion with a weighted average interest rate of 4.39%, after giving effect to hedging activities. As of November 2007, consists of U.S. dollar-denominated financings of $22.13 billion with a weighted average interest rate of 5.73% and non-U.S. dollar-denominated financings of $11.17 billion with a weighted average interest rate of 4.28%, after giving effect to hedging activities. The weighted average interest rates as of November 2008 and November 2007 excluded financial instruments accounted for at fair value under SFAS No. 159.

(4) Secured long-term financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates. Secured long-term financings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

(5) As of November 2008, $31.54 billion of these financings were collateralized by financial instruments and $7.14 billion by other assets (primarily real estate and cash). As of November 2007, $61.34 billion of these financings were collateralized by financial instruments and $4.37 billion by other assets (primarily real estate and cash). Other secured financings include $13.74 billion and $25.37 billion of nonrecourse obligations as of November 2008 and November 2007, respectively.

NOTE 4

Securitization Activities and Variable Interest Entities

Securitization Activities

The firm securitizes commercial and residential mortgages, home equity and auto loans, government and corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations, provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may retain interests in securitized financial assets, primarily in the form of senior or subordinated securities, including residual interests. Retained interests are accounted for at fair value and are included in "Trading assets, at fair value" in the consolidated statements of financial condition.

The following table sets forth the amount of financial assets the firm securitized, as well as cash flows received on retained interests:

(in millions)	Year Ended November 2008	2007
Residential mortgages	**$ 6,671**	$24,954
Commercial mortgages	**773**	19,498
Other financial assets	**7,014** [1]	36,948 [2]
Total	**$14,458**	$81,400
Cash flows received on retained interests	**$ 505**	$ 705

(1) Primarily in connection with collateralized loan obligations (CLOs).

(2) Primarily in connection with CDOs and CLOs.

As of November 2008 and November 2007, the firm held $1.78 billion and $4.57 billion of retained interests, respectively, from securitization activities, including $1.53 billion and $2.72 billion, respectively, held in QSPEs.

Notes to Consolidated Financial Statements

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions:

	As of November 2008		As of November 2007	
	Type of Retained Interests		Type of Retained Interests	
($ in millions)	Mortgage-Backed	CDOs and CLOs[4]	Mortgage-Backed	CDOs and CLOs[4]
Fair value of retained interests	**$1,415**	**$367**	$3,378	$1,188
Weighted average life (years)	**6.0**	**5.1**	6.6	2.7
Constant prepayment rate[1]	**15.5%**	**4.5%**	15.1%	11.9%
Impact of 10% adverse change[1]	**$ (14)**	**$ (6)**	$ (50)	$ (43)
Impact of 20% adverse change[1]	**(27)**	**(12)**	(91)	(98)
Anticipated credit losses[2]	**2.0%**	**N/A**	4.3%	N/A
Impact of 10% adverse change[3]	**$ (1)**	**$ —**	$ (45)	$ —
Impact of 20% adverse change[3]	**(2)**	**—**	(72)	—
Discount rate	**21.1%**	**29.2%**	8.4%	23.1%
Impact of 10% adverse change	**$ (46)**	**$ (25)**	$ (89)	$ (46)
Impact of 20% adverse change	**(89)**	**(45)**	(170)	(92)

(1) Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

(2) Anticipated credit losses are computed only on positions for which expected credit loss is a key assumption in the determination of fair value or positions for which expected credit loss is not reflected within the discount rate.

(3) The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

(4) Includes $192 million and $905 million as of November 2008 and November 2007, respectively, of retained interests related to transfers of securitized assets that were accounted for as secured financings rather than sales under SFAS No. 140.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests were approximately $4 billion and $6 billion as of November 2008 and November 2007, respectively.

As of November 2008 and November 2007, the firm held mortgage servicing rights with a fair value of $147 million and $93 million, respectively. These servicing assets represent the firm's right to receive a future stream of cash flows, such as servicing fees, in excess of the firm's obligation to service residential mortgages. The fair value of mortgage servicing rights will fluctuate in response to changes in certain economic variables, such as discount rates and loan prepayment rates. The firm estimates the fair value of mortgage servicing rights by using valuation models that incorporate these variables in quantifying anticipated cash flows related to servicing activities.

Mortgage servicing rights are included in "Trading assets, at fair value" in the consolidated statements of financial condition and are classified within level 3 of the fair value hierarchy. The following table sets forth changes in the firm's mortgage servicing rights, as well as servicing fees earned:

(in millions)	Year Ended November 2008
Balance, beginning of year	**$ 93**
Purchases[1]	**272**
Servicing assets that resulted from transfers of financial assets	**3**
Changes in fair value due to changes in valuation inputs and assumptions	**(221)**
Balance, end of year[2]	**$147**
Contractually specified servicing fees	**$315**

(1) Primarily related to the acquisition of Litton Loan Servicing LP.

(2) As of November 2008, the fair value was estimated using a weighted average discount rate of approximately 16% and a weighted average prepayment rate of approximately 27%.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, CDOs and CLOs, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real

Notes to Consolidated Financial Statements

estate, power-related and other assets. In addition, the firm utilizes VIEs to provide investors with principal-protected notes, credit-linked notes and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; loan commitments; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles, CDOs and CLOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following tables set forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. The firm has aggregated nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

	As of November 2008					
		Maximum Exposure to Loss in Nonconsolidated VIEs [1]				
(in millions)	VIE Assets	Purchased and Retained Interests	Commitments and Guarantees	Derivatives	Loans and Investments	Total
Mortgage CDOs	**$13,061**	**$242**	**$ —**	**$ 5,616** [4]	**$ —**	**$ 5,858**
Corporate CDOs and CLOs	**8,584**	**161**	**—**	**918** [5]	**—**	**1,079**
Real estate, credit-related and other investing [2]	**26,898**	**—**	**143**	**—**	**3,223**	**3,366**
Municipal bond securitizations	**111**	**—**	**111**	**—**	**—**	**111**
Other asset-backed	**4,355**	**—**	**—**	**1,084**	**—**	**1,084**
Power-related	**844**	**—**	**37**	**—**	**213**	**250**
Principal-protected notes [3]	**4,516**	**—**	**—**	**4,353**	**—**	**4,353**
Total	**$58,369**	**$403**	**$291**	**$11,971**	**$3,436**	**$16,101**

	As of November 2007					
		Maximum Exposure to Loss in Nonconsolidated VIEs [1]				
(in millions)	VIE Assets	Purchased and Retained Interests	Commitments and Guarantees	Derivatives	Loans and Investments	Total
Mortgage CDOs	$18,914	$1,011	$ —	$10,089 [4]	$ —	$11,100
Corporate CDOs and CLOs	10,750	411	—	2,218 [5]	—	2,629
Real estate, credit-related and other investing [2]	17,272	—	107	12	3,141	3,260
Municipal bond securitizations	1,413	—	1,413	—	—	1,413
Other mortgage-backed	3,881	719	—	—	—	719
Other asset-backed	3,771	—	—	1,579	—	1,579
Power-related	438	2	37	—	16	55
Principal-protected notes [3]	5,698	—	—	5,186	—	5,186
Total	$62,137	$2,143	$1,557	$19,084	$3,157	$25,941

(1) Such amounts do not represent the anticipated losses in connection with these transactions as they exclude the effect of offsetting financial instruments that are held to mitigate these risks.

(2) The firm obtains interests in these VIEs in connection with making investments in real estate, distressed loans and other types of debt, mezzanine instruments and equities.

(3) Consists of out-of-the-money written put options that provide principal protection to clients invested in various fund products, with risk to the firm mitigated through portfolio rebalancing.

(4) Primarily consists of written protection on investment-grade, short-term collateral held by VIEs that have issued CDOs.

(5) Primarily consists of total return swaps on CDOs and CLOs. The firm has generally transferred the risks related to the underlying securities through derivatives with non-VIEs.

The following table sets forth the firm's total assets and maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest. The firm has aggregated consolidated VIEs based on principal business activity, as reflected in the first column.

	As of November			
	2008		2007	
(in millions)	VIE Assets [1]	Maximum Exposure to Loss [2]	VIE Assets [1]	Maximum Exposure to Loss [2]
Real estate, credit-related and other investing	**$1,560**	**$ 469**	$2,118	$ 525
Municipal bond securitizations	**985**	**985**	1,959	1,959
CDOs, mortgage-backed and other asset-backed	**32**	**—**	604	109
Foreign exchange and commodities	**652**	**740**	300	329
Principal-protected notes	**215**	**233**	1,119	1,118
Total	**$3,444**	**$2,427**	$6,100	$4,040

(1) Consolidated VIE assets include assets financed on a nonrecourse basis.

(2) Such amounts do not represent the anticipated losses in connection with these transactions as they exclude the effect of offsetting financial instruments that are held to mitigate these risks.

The firm did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of November 2008 or November 2007.

NOTE 5
Deposits

The following table sets forth deposits as of November 2008 and November 2007:

	As of November	
(in millions)	2008	2007
U.S. offices [1]	**$23,018**	$15,272
Non-U.S. offices [2]	**4,625**	98
Total (includes $4,224 and $463 at fair value as of November 2008 and November 2007, respectively)	**$27,643**	$15,370

(1) Substantially all U.S. deposits were interest-bearing and were held at GS Bank USA.

(2) All non-U.S. deposits were interest-bearing and were primarily held at Goldman Sachs Bank (Europe) PLC (GS Bank Europe).

Included in the above table are time deposits of $8.49 billion and $463 million, as of November 2008 and November 2007, respectively. The following table sets forth the maturities of time deposits as of November 2008:

	As of November 2008		
(in millions)	U.S.	Non-U.S.	Total
2009	**$3,583**	**$ —**	**$3,583**
2010	**937**	**30**	**967**
2011	**661**	**—**	**661**
2012	**286**	**—**	**286**
2013	**1,431**	**25**	**1,456**
2014–thereafter	**1,532**	**—**	**1,532**
Total	**$8,430**	**$55**	**$8,485**

NOTE 6

Short-Term Borrowings

As of November 2008, short-term borrowings were $73.89 billion, comprised of $21.23 billion included in "Other secured financings" in the consolidated statement of financial condition and $52.66 billion of unsecured short-term borrowings. As of November 2007, short-term borrowings were $103.97 billion, comprised of $32.41 billion included in "Other secured financings" in the consolidated statement of financial condition and $71.56 billion of unsecured short-term borrowings. See Note 3 for information on other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder. The firm accounts for promissory notes, commercial paper and certain hybrid financial instruments at fair value under SFAS No. 155 or SFAS No. 159. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Unsecured short-term borrowings are set forth below:

(in millions)	As of November 2008	As of November 2007
Current portion of unsecured long-term borrowings [1]	**$26,281**	$22,740
Hybrid financial instruments	**12,086**	22,318
Promissory notes [2]	**6,944**	13,251
Commercial paper [3]	**1,125**	4,343
Other short-term borrowings	**6,222**	8,905
Total [4]	**$52,658**	$71,557

(1) Includes $25.12 billion and $21.24 billion as of November 2008 and November 2007, respectively, issued by Group Inc.

(2) Includes $3.42 billion as of November 2008 guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program (TLGP).

(3) Includes $751 million as of November 2008 guaranteed by the FDIC under the TLGP.

(4) The weighted average interest rates for these borrowings, after giving effect to hedging activities, were 3.37% and 4.77% as of November 2008 and November 2007, respectively. The weighted average interest rates as of November 2008 and November 2007 excluded financial instruments accounted for at fair value under SFAS No. 155 or SFAS No. 159.

Notes to Consolidated Financial Statements

NOTE 7

Long-Term Borrowings

As of November 2008, long-term borrowings were $185.68 billion, comprised of $17.46 billion included in "Other secured financings" in the consolidated statements of financial condition and $168.22 billion of unsecured long-term borrowings. As of November 2007, long-term borrowings were $197.47 billion, comprised of $33.30 billion included in "Other secured financings" in the consolidated statements of financial condition and $164.17 billion of unsecured long-term borrowings. See Note 3 for information on other secured financings.

The firm's unsecured long-term borrowings extend through 2043 and consist principally of senior borrowings.

Unsecured long-term borrowings issued by Group Inc. and its subsidiaries are set forth below:

(in millions)	As of November 2008	As of November 2007
Fixed rate obligations [1]		
Group Inc.	**$101,454**	$ 82,276
Subsidiaries	**2,371**	2,144
Floating rate obligations [2]		
Group Inc.	**57,018**	73,075
Subsidiaries	**7,377**	6,679
Total [3]	**$168,220**	$164,174

[1] As of November 2008 and November 2007, $70.08 billion and $55.28 billion, respectively, of the firm's fixed rate debt obligations were denominated in U.S. dollars and interest rates ranged from 3.87% to 10.04% and from 3.88% to 10.04%, respectively. As of November 2008 and November 2007, $33.75 billion and $29.14 billion, respectively, of the firm's fixed rate debt obligations were denominated in non-U.S. dollars and interest rates ranged from 0.67% to 8.88% for both periods.

[2] As of November 2008 and November 2007, $32.41 billion and $47.31 billion, respectively, of the firm's floating rate debt obligations were denominated in U.S. dollars. As of November 2008 and November 2007, $31.99 billion and $32.44 billion, respectively, of the firm's floating rate debt obligations were denominated in non-U.S. dollars. Floating interest rates generally are based on LIBOR or the federal funds target rate. Equity-linked and indexed instruments are included in floating rate obligations.

[3] Includes $3.36 billion and $3.05 billion as of November 2008 and November 2007, respectively, of foreign currency-denominated debt designated as hedges of net investments in non-U.S. subsidiaries under SFAS No. 133.

Unsecured long-term borrowings by maturity date are set forth below:

	As of November					
	2008 [1][2]			2007 [1][2]		
(in millions)	Group Inc.	Subsidiaries	Total	Group Inc.	Subsidiaries	Total
2009	**$ –**	**$ –**	**$ –**	$ 22,695	$ 487	$ 23,182
2010	**13,967**	**276**	**14,243**	13,433	270	13,703
2011	**10,377**	**502**	**10,879**	10,572	115	10,687
2012	**16,806**	**66**	**16,872**	18,487	121	18,608
2013	**21,627**	**251**	**21,878**	15,501	315	15,816
2014–thereafter	**95,695**	**8,653**	**104,348**	74,663	7,515	82,178
Total	**$158,472**	**$9,748**	**$168,220**	$155,351	$8,823	$164,174

[1] Unsecured long-term borrowings maturing within one year of the financial statement date and certain unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder are included as unsecured short-term borrowings in the consolidated statements of financial condition.

[2] Unsecured long-term borrowings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates. Unsecured long-term borrowings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

The firm enters into derivative contracts to effectively convert a substantial portion of its unsecured long-term borrowings which are not accounted for at fair value into U.S. dollar-based floating rate obligations. Accordingly, excluding the cumulative impact of changes in the firm's credit spreads, the carrying value of unsecured long-term borrowings approximated fair value as of November 2008 and November 2007. For unsecured long-term borrowings for which the firm did not elect the fair value option, the cumulative impact due to the widening of the firm's own credit spreads was a reduction in the fair value of total unsecured long-term borrowings of approximately 9% and 1% as of November 2008 and November 2007, respectively.

Notes to Consolidated Financial Statements

The effective weighted average interest rates for unsecured long-term borrowings are set forth below:

	As of November			
	2008		2007	
($ in millions)	Amount	Rate	Amount	Rate
Fixed rate obligations				
Group Inc.	**$ 1,863**	**5.71%**	$ 1,858	5.69%
Subsidiaries	**2,152**	**4.32**	1,929	4.88
Floating rate obligations [1][2]				
Group Inc.	**156,609**	**2.66**	153,493	5.20
Subsidiaries	**7,596**	**4.23**	6,894	4.43
Total [2]	**$168,220**	**2.73%**	$164,174	5.19%

(1) Includes fixed rate obligations that have been converted into floating rate obligations through derivative contracts.

(2) The weighted average interest rates as of November 2008 and November 2007 excluded financial instruments accounted for at fair value under SFAS No. 155 or SFAS No. 159.

Subordinated Borrowings

As of November 2008, unsecured long-term borrowings were comprised of subordinated borrowings with outstanding principal amounts of $19.26 billion as set forth below, of which $18.79 billion has been issued by Group Inc. As of November 2007, unsecured long-term borrowings were comprised of subordinated borrowings with outstanding principal amounts of $16.32 billion as set forth below, of which $16.00 billion has been issued by Group Inc.

Junior Subordinated Debt Issued to Trusts in Connection with Fixed-to-Floating and Floating Rate Normal Automatic Preferred Enhanced Capital Securities. In 2007, Group Inc. issued a total of $2.25 billion of remarketable junior subordinated debt to Goldman Sachs Capital II and Goldman Sachs Capital III (APEX Trusts), Delaware statutory trusts that, in turn, issued $2.25 billion of guaranteed perpetual Automatic Preferred Enhanced Capital Securities (APEX) to third parties and a de minimis amount of common securities to Group Inc. Group Inc. also entered into contracts with the APEX Trusts to sell $2.25 billion of perpetual non-cumulative preferred stock to be issued by Group Inc. (the stock purchase contracts). The APEX Trusts are wholly owned finance subsidiaries of the firm for regulatory and legal purposes but are not consolidated for accounting purposes.

The firm pays interest semi-annually on $1.75 billion of junior subordinated debt issued to Goldman Sachs Capital II at a fixed annual rate of 5.59% and the debt matures on June 1, 2043. The firm pays interest quarterly on $500 million of junior subordinated debt issued to Goldman Sachs Capital III at a rate per annum equal to three-month LIBOR plus 0.57% and the debt matures on September 1, 2043. In addition, the firm makes contract payments at a rate of 0.20% per annum on the stock purchase contracts held by the APEX Trusts. The firm has the right to defer payments on the junior subordinated debt and the stock purchase contracts, subject to limitations, and therefore cause payment on the APEX to be deferred. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common or preferred stock. The junior subordinated debt is junior in right of payment to all of Group Inc.'s senior indebtedness and all of Group Inc.'s other subordinated borrowings.

In connection with the APEX issuance, the firm covenanted in favor of certain of its debtholders, who are initially the holders of Group Inc.'s 6.345% Junior Subordinated Debentures due February 15, 2034, that, subject to certain exceptions, the firm would not redeem or purchase (i) Group Inc.'s junior subordinated debt issued to the APEX Trusts prior to the applicable stock purchase date or (ii) APEX or shares of Group Inc.'s Series E or Series F Preferred Stock prior to the date that is ten years after the applicable stock purchase date, unless the applicable redemption or purchase price does not exceed a maximum amount determined by reference to the aggregate amount of net cash proceeds that the firm has received from the sale of qualifying equity securities during the 180-day period preceding the redemption or purchase.

The firm has accounted for the stock purchase contracts as equity instruments under EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and, accordingly, recorded the cost of the stock purchase contracts as a reduction to additional paid-in capital. See Note 9 for information on the preferred stock that Group Inc. will issue in connection with the stock purchase contracts.

Notes to Consolidated Financial Statements

Junior Subordinated Debt Issued to a Trust in Connection with Trust Preferred Securities. Group Inc. issued $2.84 billion of junior subordinated debentures in 2004 to Goldman Sachs Capital I (Trust), a Delaware statutory trust that, in turn, issued $2.75 billion of guaranteed preferred beneficial interests to third parties and $85 million of common beneficial interests to Group Inc. and invested the proceeds from the sale in junior subordinated debentures issued by Group Inc. The Trust is a wholly owned finance subsidiary of the firm for regulatory and legal purposes but is not consolidated for accounting purposes.

The firm pays interest semi-annually on these debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and the payment dates applicable to the beneficial interests are the same as the interest rate and payment dates applicable to the debentures. The firm has the right, from time to time, to defer payment of interest on the debentures, and, therefore, cause payment on the Trust's preferred beneficial interests to be deferred, in each case up to ten consecutive semi-annual periods. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by Group Inc. unless all dividends payable on the preferred beneficial interests have been paid in full. These debentures are junior in right of payment to all of Group Inc.'s senior indebtedness and all of Group Inc.'s subordinated borrowings, other than the junior subordinated debt issued in connection with the Normal Automatic Preferred Enhanced Capital Securities.

Subordinated Debt. As of November 2008, the firm had $14.17 billion of other subordinated debt outstanding, of which $13.70 billion has been issued by Group Inc., with maturities ranging from fiscal 2009 to 2038. The effective weighted average interest rate on this debt was 1.99%, after giving effect to derivative contracts used to convert fixed rate obligations into floating rate obligations. As of November 2007, the firm had $11.23 billion of other subordinated debt outstanding, of which $10.91 billion has been issued by Group Inc., with maturities ranging from fiscal 2009 to 2037. The effective weighted average interest rate on this debt was 5.75%, after giving effect to derivative contracts used to convert fixed rate obligations into floating rate obligations. This debt is junior in right of payment to all of the firm's senior indebtedness.

NOTE 8

Commitments, Contingencies and Guarantees

Commitments

Forward Starting Collateralized Agreements and Financings. The firm had forward starting resale agreements and securities borrowing agreements of $61.46 billion and $28.14 billion as of November 2008 and November 2007, respectively. The firm had forward starting repurchase agreements and securities lending agreements of $6.95 billion and $15.39 billion as of November 2008 and November 2007, respectively.

Commitments to Extend Credit. In connection with its lending activities, the firm had outstanding commitments to extend credit of $41.04 billion and $82.75 billion as of November 2008 and November 2007, respectively. The firm's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. Since these commitments may expire unused or be reduced or cancelled at the counterparty's request, the total commitment amount does not necessarily reflect the actual future cash flow requirements. The firm accounts for these commitments at fair value. To the extent that the firm recognizes losses on these commitments, such losses are recorded within the firm's Trading and Principal Investments segment net of any related underwriting fees.

The following table summarizes the firm's commitments to extend credit, net of amounts syndicated to third parties, as of November 2008 and November 2007:

	Year Ended November	
(in millions)	2008	2007
Commercial lending commitments		
Investment-grade	**$ 8,007**	$11,719
Non-investment-grade	**9,318**	41,930
William Street program	**22,610**	24,488
Warehouse financing	**1,101**	4,610
Total commitments to extend credit	**$41,036**	$82,747

Notes to Consolidated Financial Statements

- **Commercial lending commitments.** The firm's commercial lending commitments are generally extended in connection with contingent acquisition financing and other types of corporate lending as well as commercial real estate financing. The total commitment amount does not necessarily reflect the actual future cash flow requirements, as the firm may syndicate all or substantial portions of these commitments in the future, the commitments may expire unused, or the commitments may be cancelled or reduced at the request of the counterparty. In addition, commitments that are extended for contingent acquisition financing are often intended to be short-term in nature, as borrowers often seek to replace them with other funding sources.

  Included within non-investment-grade commitments as of November 2008 was $2.07 billion of exposure to leveraged lending capital market transactions, $164 million related to commercial real estate transactions and $7.09 billion arising from other unfunded credit facilities. Included within the non-investment-grade amount as of November 2007 was $26.09 billion of exposure to leveraged lending capital market transactions, $3.50 billion related to commercial real estate transactions and $12.34 billion arising from other unfunded credit facilities. Including funded loans, the firm's total exposure to leveraged lending capital market transactions was $7.97 billion and $43.06 billion as of November 2008 and November 2007, respectively.

- **William Street program.** Substantially all of the commitments provided under the William Street credit extension program are to investment-grade corporate borrowers. Commitments under the program are principally extended by William Street Commitment Corporation (Commitment Corp.), a consolidated wholly owned subsidiary of GS Bank USA, and also by William Street Credit Corporation, GS Bank USA or Goldman Sachs Credit Partners L.P. The commitments extended by Commitment Corp. are supported, in part, by funding raised by William Street Funding Corporation (Funding Corp.), another consolidated wholly owned subsidiary of GS Bank USA. The assets and liabilities of Commitment Corp. and Funding Corp. are legally separated from other assets and liabilities of the firm. The assets of Commitment Corp. and of Funding Corp. will not be available to their respective shareholders until the claims of their respective creditors have been paid. In addition, no affiliate of either Commitment Corp. or Funding Corp., except in limited cases as expressly agreed in writing, is responsible for any obligation of either entity. With respect to most of the William Street commitments, Sumitomo Mitsui Financial Group, Inc. (SMFG) provides the firm with credit loss protection that is generally limited to 95% of the first loss the firm realizes on approved loan commitments, up to a maximum of $1.00 billion. In addition, subject to the satisfaction of certain conditions, upon the firm's request, SMFG will provide protection for 70% of additional losses on such commitments, up to a maximum of $1.13 billion, of which $375 million of protection has been provided as of November 2008. The firm also uses other financial instruments to mitigate credit risks related to certain William Street commitments not covered by SMFG.

- **Warehouse financing.** The firm provides financing for the warehousing of financial assets. These arrangements are secured by the warehoused assets, primarily consisting of commercial mortgages as of November 2008 and corporate bank loans and commercial mortgages as of November 2007.

Letters of Credit. The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $7.25 billion and $8.75 billion as of November 2008 and November 2007, respectively.

Investment Commitments. In connection with its merchant banking and other investing activities, the firm invests in private equity, real estate and other assets directly and through funds that it raises and manages. In connection with these activities, the firm had commitments to invest up to $14.27 billion and $17.76 billion as of November 2008 and November 2007, respectively, including $12.25 billion and $12.32 billion, respectively, of commitments to invest in funds managed by the firm.

Construction-Related Commitments. As of November 2008 and November 2007, the firm had construction-related commitments of $483 million and $769 million, respectively, including commitments of $388 million and $642 million as of November 2008 and November 2007, respectively, related to the firm's new headquarters in New York City, which is expected to cost between $2.1 billion and $2.3 billion. The firm has partially financed this construction project with $1.65 billion of tax-exempt Liberty Bonds.

Underwriting Commitments. As of November 2008 and November 2007, the firm had commitments to purchase $241 million and $88 million, respectively, of securities in connection with its underwriting activities.

Notes to Consolidated Financial Statements

Other. The firm had other purchase commitments of $260 million as of November 2008 and $1.76 billion (including a $1.34 billion commitment for the acquisition of Litton Loan Servicing LP) as of November 2007.

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals are set forth below (in millions):

Minimum rental payments	
2009	$ 494
2010	458
2011	342
2012	276
2013	259
2014–thereafter	1,664
Total	$3,493

Rent charged to operating expense is set forth below (in millions):

Net rent expense	
2006	$404
2007	412
2008	**438**

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

In connection with its insurance business, the firm is contingently liable to provide guaranteed minimum death and income benefits to certain contract holders and has established a reserve related to $6.13 billion and $10.84 billion of contract holder account balances as of November 2008 and November 2007, respectively, for such benefits. The weighted average attained age of these contract holders was 68 years and 67 years as of November 2008 and November 2007, respectively. The net amount at risk, representing guaranteed minimum death and income benefits in excess of contract holder account balances, was $2.96 billion and $1.04 billion as of November 2008 and November 2007, respectively. See Note 12 for more information on the firm's insurance liabilities.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," as amended by FSP No. FAS 133-1 and FIN 45-4.

FIN 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the tables below.

The firm, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., performance bonds, standby letters of credit and other guarantees to enable clients to complete transactions and merchant banking fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

Notes to Consolidated Financial Statements

As of November 2008 and November 2007, derivative contracts that meet the definition of a guarantee include written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. As of November 2007, prior to the adoption of FSP No. FAS 133-1 and FIN 45-4, derivative contracts that met the definition of a guarantee also included credit derivatives, such as credit default swaps, credit spread options, credit index products and total return swaps. See "—Recent Accounting Developments" for further information on FSP No. FAS 133-1 and FIN 45-4 and Note 3 for additional information on the firm's credit derivatives as of November 2008. The following tables set forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2008 and November 2007:

	As of November 2008					
		Maximum Payout/Notional Amount by Period of Expiration [1]				
(in millions)	Carrying Value	2009	2010–2011	2012–2013	2014–Thereafter	Total
Derivatives [2]	**$17,462**	**$114,863**	**$ 73,224**	**$30,312**	**$90,643**	**$309,042**
Securities lending indemnifications [3]	**—**	**19,306**	**—**	**—**	**—**	**19,306**
Other financial guarantees	**235**	**203**	**477**	**458**	**238**	**1,376**

	As of November 2007					
		Maximum Payout/Notional Amount by Period of Expiration [1]				
(in millions)	Carrying Value	2008	2009–2010	2011–2012	2013–Thereafter	Total
Derivatives [2][4]	$33,098	$580,769	$492,563	$457,511	$514,498	$2,045,341
Securities lending indemnifications [3]	—	26,673	—	—	—	26,673
Performance bond [5]	—	2,046	—	—	—	2,046
Other financial guarantees	43	381	121	258	46	806

(1) Such amounts do not represent the anticipated losses in connection with these contracts.

(2) Because derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash paid pursuant to credit support agreements. These derivative contracts are risk managed together with derivative contracts that are not considered guarantees under FIN 45 and, therefore, these amounts do not reflect the firm's overall risk related to its derivative activities.

(3) Collateral held by the lenders in connection with securities lending indemnifications was $19.95 billion and $27.49 billion as of November 2008 and November 2007, respectively. Because the contractual nature of these arrangements requires the firm to obtain collateral with a market value that exceeds the value of the securities on loan from the borrower, there is minimal performance risk associated with these guarantees.

(4) Includes credit derivatives that meet the definition of a guarantee as of November 2007.

(5) Excludes cash collateral of $2.05 billion related to this obligation.

Notes to Consolidated Financial Statements

The firm has established trusts, including Goldman Sachs Capital I, II and III, and other entities for the limited purpose of issuing securities to third parties, lending the proceeds to the firm and entering into contractual arrangements with the firm and third parties related to this purpose. See Note 7 for information regarding the transactions involving Goldman Sachs Capital I, II and III. The firm effectively provides for the full and unconditional guarantee of the securities issued by these entities, which are not consolidated for accounting purposes. Timely payment by the firm of amounts due to these entities under the borrowing, preferred stock and related contractual arrangements will be sufficient to cover payments due on the securities issued by these entities. Management believes that it is unlikely that any circumstances will occur, such as nonperformance on the part of paying agents or other service providers, that would make it necessary for the firm to make payments related to these entities other than those required under the terms of the borrowing, preferred stock and related contractual arrangements and in connection with certain expenses incurred by these entities.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of November 2008 and November 2007.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of November 2008 and November 2007.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), GS Bank USA and GS Bank Europe, subject to certain exceptions. In November 2008, the firm contributed subsidiaries with an aggregate of $117.16 billion of assets into GS Bank USA (which brought total assets in GS Bank USA to $145.06 billion as of November 2008) and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets. In addition, Group Inc. guarantees many of the obligations of its other consolidated subsidiaries on a transaction-by-transaction basis, as negotiated with counterparties. Group Inc. is unable to develop an estimate of the maximum payout under its subsidiary guarantees; however, because these guaranteed obligations are also obligations of consolidated subsidiaries included in the tables above, Group Inc.'s liabilities as guarantor are not separately disclosed.

NOTE 9
Shareholders' Equity

Common and Preferred Equity

In September 2008, Group Inc. completed a public offering of 46.7 million shares of common stock at $123.00 per share for proceeds of $5.75 billion.

In October 2008, Group Inc. issued to Berkshire Hathaway Inc. and certain affiliates 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock), and a five-year warrant to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share, for aggregate proceeds of $5.00 billion. The allocated carrying values of the warrant and the Series G Preferred Stock on the date of issuance (based on their relative fair values) were $1.14 billion and $3.86 billion, respectively. The warrant is exercisable at any time until October 1, 2013 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

In October 2008, under the U.S. Department of the Treasury's (U.S. Treasury) TARP Capital Purchase Program, Group Inc. issued to the U.S. Treasury 10.0 million shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series H (Series H Preferred Stock), and a 10-year warrant to purchase up to 12.2 million shares of common stock at an exercise price of $122.90 per share, for aggregate proceeds of $10.00 billion. The allocated carrying values of the warrant and the Series H Preferred Stock on the date of issuance (based on their relative fair values) were $490 million and $9.51 billion, respectively. Cumulative dividends on the Series H Preferred Stock are payable at 5% per annum through November 14, 2013 and at a rate of 9% per annum thereafter. The Series H Preferred Stock will be accreted to the redemption price of $10.00 billion over five years. The warrant is exercisable at any time until October 28, 2018 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events. If, on or prior to December 31, 2009, the firm receives aggregate gross cash proceeds of at least $10 billion from sales of Tier 1 qualifying perpetual preferred stock or common stock, the number of shares of common stock issuable upon exercise of the warrant will be reduced by one-half of the original number of shares of common stock.

Dividends declared per common share were $1.40 in 2008, $1.40 in 2007, and $1.30 in 2006. On December 15, 2008, the Board of Directors of Group Inc. (Board) declared a dividend of $0.4666666 per common share to be paid on March 26, 2009 to common shareholders of record on February 24, 2009. The dividend of $0.4666666 per common share is reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end. See Note 21 for further information regarding the change in the firm's fiscal year-end. See below for information regarding restrictions on the firm's ability to raise its common stock dividend.

During 2008 and 2007, the firm repurchased 10.5 million and 41.2 million shares of its common stock at an average cost per share of $193.18 and $217.29, for a total cost of $2.04 billion and $8.96 billion, respectively. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of common stock underlying restricted stock units, the firm cancelled 6.7 million and 4.7 million of restricted stock units with a total value of $1.31 billion and $929 million in 2008 and 2007, respectively.

The firm's share repurchase program is intended to help maintain the appropriate level of common equity and to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by the firm's current and projected capital positions (i.e., comparisons of the firm's desired level of capital to its actual level of capital) but which may also be influenced by general market conditions and the prevailing price and trading volumes of the firm's common stock, in each case subject to the limit imposed under the U.S. Treasury's TARP Capital Purchase Program. See below for information regarding current restrictions on the firm's ability to repurchase common stock.

As of November 2008, the firm had 10.2 million shares of perpetual preferred stock issued and outstanding as set forth in the following table:

Series	Dividend Preference	Shares Issued	Shares Authorized	Dividend Rate	Earliest Redemption Date	Redemption Value (in millions)
A	Non-cumulative	30,000	50,000	3 month LIBOR + 0.75%, with floor of 3.75% per annum	April 25, 2010	$ 750
B	Non-cumulative	32,000	50,000	6.20% per annum	October 31, 2010	800
C	Non-cumulative	8,000	25,000	3 month LIBOR + 0.75%, with floor of 4.00% per annum	October 31, 2010	200
D	Non-cumulative	54,000	60,000	3 month LIBOR + 0.67%, with floor of 4.00% per annum	May 24, 2011	1,350
G	Cumulative	50,000	50,000	10.00% per annum	Date of issuance	5,500
H	Cumulative	10,000,000	10,000,000	5.00% per annum through November 14, 2013 and 9.00% per annum thereafter	Date of issuance	10,000
		10,174,000	10,235,000			$18,600

Each share of non-cumulative preferred stock issued and outstanding has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option, subject to the approval of the Board of Governors of the Federal Reserve System (Federal Reserve Board), at a redemption price equal to $25,000 plus declared and unpaid dividends.

Each share of Series G Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $100,000 and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $110,000 plus accrued and unpaid dividends.

Each share of Series H Preferred Stock issued and outstanding has a par value of $0.01, has a liquidation preference of $1,000 and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $1,000 plus accrued and unpaid dividends, provided that through November 14, 2011 the Series H Preferred Stock is redeemable only in an amount up to the aggregate net cash proceeds received from sales of Tier 1 qualifying perpetual preferred stock or common stock, and only once such sales have resulted in aggregate gross proceeds of at least $2.5 billion.

All series of preferred stock are pari passu and have a preference over the firm's common stock upon liquidation. Dividends on each series of preferred stock, if declared, are payable quarterly in arrears. The firm's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the firm fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. In addition, pursuant to the U.S. Treasury's TARP Capital Purchase Program, until the earliest of October 28, 2011, the redemption of all of the Series H Preferred Stock or transfer by the U.S. Treasury of all of the Series H Preferred Stock to third parties, the firm must obtain the consent of the U.S. Treasury to raise the firm's common stock dividend or to repurchase any shares of common stock or other preferred stock, with certain exceptions (including repurchases of shares of common stock under the firm's share repurchase program to offset dilution from equity-based compensation). For as long as the Series H Preferred Stock remains outstanding, due to the limitations pursuant to the U.S. Treasury's TARP Capital Purchase Program, the firm will repurchase shares of common stock through its share repurchase program only for the purpose of offsetting dilution from equity-based compensation, to the extent permitted.

Notes to Consolidated Financial Statements

In 2007, the Board authorized 17,500.1 shares of perpetual Non-Cumulative Preferred Stock, Series E, and 5,000.1 shares of perpetual Non-Cumulative Preferred Stock, Series F, in connection with the APEX issuance. See Note 7 for further information on the APEX issuance. Under the stock purchase contracts, Group Inc. will issue on the relevant stock purchase dates (on or before June 1, 2013 and September 1, 2013 for Series E and Series F preferred stock, respectively) one share of Series E and Series F preferred stock to Goldman Sachs Capital II and III, respectively, for each $100,000 principal amount of subordinated debt held by these trusts. When issued, each share of Series E and Series F preferred stock will have a par value of $0.01 and a liquidation preference of $100,000 per share. Dividends on Series E preferred stock, if declared, will be payable semi-annually at a fixed annual rate of 5.79% if the stock is issued prior to June 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%. Dividends on Series F preferred stock, if declared, will be payable quarterly at a rate per annum equal to three-month LIBOR plus 0.77% if the stock is issued prior to September 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%. The preferred stock may be redeemed at the option of the firm on the stock purchase dates or any day thereafter, subject to regulatory approval and certain covenant restrictions governing the firm's ability to redeem or purchase the preferred stock without issuing common stock or other instruments with equity-like characteristics.

Preferred dividends declared are set forth below:

	Year Ended November			
	2008		2007	
	(per share)	(in millions)	(per share)	(in millions)
Series A	**$1,068.86**	**$ 32**	$1,563.51	$ 47
Series B	**1,550.00**	**50**	1,550.00	50
Series C	**1,110.18**	**9**	1,563.51	12
Series D	**1,105.18**	**59**	1,543.06	83
Series G	**1,083.33**	**54**	—	—
Total		**$204**		$192

On December 15, 2008, the Board declared a dividend per preferred share of $239.58, $387.50, $255.56, $255.56 and $2,500 for Series A, Series B, Series C, Series D and Series G preferred stock, respectively, to be paid on February 10, 2009 to preferred shareholders of record on January 26, 2009. Also on December 15, 2008, the Board declared a dividend of $14.8611111 per share of Series H preferred stock to be paid on February 17, 2009 to preferred shareholders of record on January 31, 2009. The total amount of preferred stock dividends declared on December 15, 2008 was $309 million.

Notes to Consolidated Financial Statements

Other Comprehensive Income

The following table sets forth the firm's accumulated other comprehensive income/(loss) by type:

(in millions)	As of November 2008	As of November 2007
Adjustment from adoption of SFAS No. 158, net of tax	**$(194)**	$(194)
Currency translation adjustment, net of tax	**(30)**	68
Pension and postretirement liability adjustment, net of tax	**69**	—
Net unrealized gains/(losses) on available-for-sale securities, net of tax [1]	**(47)**	8
Total accumulated other comprehensive income/(loss), net of tax	**$(202)**	$(118)

[1] Consists of net unrealized losses of $55 million on available-for-sale securities held by the firm's insurance subsidiaries and net unrealized gains of $8 million on available-for-sale securities held by investees accounted for under the equity method as of November 2008. Consists of net unrealized gains of $9 million on available-for-sale securities held by investees accounted for under the equity method and net unrealized losses of $1 million on available-for-sale securities held by the firm's insurance subsidiaries as of November 2007.

NOTE 10

Earnings Per Common Share

The computations of basic and diluted earnings per common share are set forth below:

(in millions, except per share amounts)	Year Ended November 2008	2007	2006
Numerator for basic and diluted EPS—net earnings applicable to common shareholders	**$2,041**	$11,407	$9,398
Denominator for basic EPS—weighted average number of common shares	**437.0**	433.0	449.0
Effect of dilutive securities [1]			
Restricted stock units	**10.2**	13.6	13.6
Stock options	**9.0**	14.6	14.8
Dilutive potential common shares	**19.2**	28.2	28.4
Denominator for diluted EPS—weighted average number of common shares and dilutive potential common shares	**456.2**	461.2	477.4
Basic EPS	**$ 4.67**	$ 26.34	$20.93
Diluted EPS	**4.47**	24.73	19.69

[1] The diluted EPS computations do not include the antidilutive effect of restricted stock units (RSUs), stock options and warrants as follows:

(in millions)	As of November 2008	2007	2006
Number of antidilutive RSUs and common shares underlying antidilutive stock options and warrants	**60.5**	—	—

NOTE 11

Goodwill and Identifiable Intangible Assets

Goodwill

The following table sets forth the carrying value of the firm's goodwill by operating segment, which is included in "Other assets" in the consolidated statements of financial condition:

(in millions)	As of November 2008	As of November 2007
Investment Banking		
Underwriting	**$ 125**	$ 125
Trading and Principal Investments		
FICC	**247**	123
Equities [1]	**2,389**	2,381
Principal Investments	**80**	11
Asset Management and Securities Services		
Asset Management [2]	**565**	564
Securities Services	**117**	117
Total	**$3,523**	$3,321

[1] Primarily related to SLK LLC (SLK).

[2] Primarily related to The Ayco Company, L.P. (Ayco).

Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of the firm's identifiable intangible assets:

(in millions)		As of November 2008	As of November 2007
Customer lists [1]	Gross carrying amount	**$1,160**	$1,086
	Accumulated amortization	**(436)**	(354)
	Net carrying amount	**$ 724**	$ 732
New York Stock Exchange (NYSE) DMM rights	Gross carrying amount	**$ 714**	$ 714
	Accumulated amortization	**(252)**	(212)
	Net carrying amount	**$ 462**	$ 502
Insurance-related assets [2]	Gross carrying amount	**$ 448**	$ 461
	Accumulated amortization	**(145)**	(89)
	Net carrying amount	**$ 303**	$ 372
Exchange-traded fund (ETF) lead market maker rights	Gross carrying amount	**$ 138**	$ 138
	Accumulated amortization	**(43)**	(38)
	Net carrying amount	**$ 95**	$ 100
Other [3]	Gross carrying amount	**$ 178**	$ 360
	Accumulated amortization	**(85)**	(295)
	Net carrying amount	**$ 93**	$ 65
Total	Gross carrying amount	**$2,638**	$2,759
	Accumulated amortization	**(961)**	(988)
	Net carrying amount	**$1,677**	$1,771

[1] Primarily includes the firm's clearance and execution and NASDAQ customer lists related to SLK and financial counseling customer lists related to Ayco.

[2] Consists of VOBA and DAC. VOBA represents the present value of estimated future gross profits of acquired variable annuity and life insurance businesses. DAC results from commissions paid by the firm to the primary insurer (ceding company) on life and annuity reinsurance agreements as compensation to place the business with the firm and to cover the ceding company's acquisition expenses. VOBA and DAC are amortized over the estimated life of the underlying contracts based on estimated gross profits, and amortization is adjusted based on actual experience. The weighted average remaining amortization period for VOBA and DAC is seven years as of November 2008.

[3] Primarily includes marketing-related assets and power contracts.

Notes to Consolidated Financial Statements

Substantially all of the firm's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives. The weighted average remaining life of the firm's identifiable intangibles is approximately 11 years.

The estimated future amortization for existing identifiable intangible assets through 2013 is set forth below (in millions):

2009	$172
2010	155
2011	150
2012	142
2013	129

NOTE 12

Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the firm's other assets by type:

	As of November	
(in millions)	2008	2007
Property, leasehold improvements and equipment [1]	**$10,793**	$ 8,975
Goodwill and identifiable intangible assets [2]	**5,200**	5,092
Income tax-related assets	**8,359**	4,177
Equity-method investments [3]	**1,454**	2,014
Miscellaneous receivables and other	**4,632**	3,809
Total	**$30,438**	$24,067

[1] Net of accumulated depreciation and amortization of $6.55 billion and $5.88 billion as of November 2008 and November 2007, respectively.

[2] See Note 11 for further information regarding the firm's goodwill and identifiable intangible assets.

[3] Excludes investments of $3.45 billion and $2.25 billion accounted for at fair value under SFAS No. 159 as of November 2008 and November 2007, respectively, which are included in "Trading assets, at fair value" in the consolidated statements of financial condition.

Other Liabilities

The following table sets forth the firm's other liabilities and accrued expenses by type:

	As of November	
(in millions)	2008	2007
Compensation and benefits	**$ 4,646**	$11,816
Insurance-related liabilities [1]	**9,673**	10,344
Minority interest [2]	**1,643**	7,265
Income tax-related liabilities	**2,865**	2,546
Employee interests in consolidated funds	**517**	2,187
Accrued expenses and other payables	**3,872**	4,749
Total	**$23,216**	$38,907

[1] Insurance-related liabilities are set forth in the table below:

	As of November	
(in millions)	2008	2007
Separate account liabilities	**$3,628**	$ 7,039
Liabilities for future benefits and unpaid claims	**4,778**	2,142
Contract holder account balances	**899**	937
Reserves for guaranteed minimum death and income benefits	**368**	226
Total insurance-related liabilities	**$9,673**	$10,344

Separate account liabilities are supported by separate account assets, representing segregated contract holder funds under variable annuity and life insurance contracts. Separate account assets are included in "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition.

Liabilities for future benefits and unpaid claims include liabilities arising from reinsurance provided by the firm to other insurers. The firm had a receivable for $1.30 billion as of both November 2008 and November 2007, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties" in the consolidated statements of financial condition. In addition, the firm has ceded risks to reinsurers related to certain of its liabilities for future benefits and unpaid claims and had a receivable of $1.20 billion and $785 million as of November 2008 and November 2007, respectively, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties" in the consolidated statements of financial condition. Contracts to cede risks to reinsurers do not relieve the firm from its obligations to contract holders. Liabilities for future benefits and unpaid claims include $978 million carried at fair value under SFAS No. 159.

Reserves for guaranteed minimum death and income benefits represent a liability for the expected value of guaranteed benefits in excess of projected annuity account balances. These reserves are computed in accordance with AICPA SOP 03-1 and are based on total payments expected to be made less total fees expected to be assessed over the life of the contract.

[2] Includes $784 million and $5.95 billion related to consolidated investment funds as of November 2008 and November 2007, respectively.

NOTE 13

Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. The firm maintains a defined benefit pension plan for most U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants.

The firm also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

On November 30, 2007, the firm adopted SFAS No. 158 which requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Upon adoption, SFAS No. 158 requires an entity to recognize previously unrecognized actuarial gains and losses, prior service costs, and transition obligations and assets within "Accumulated other comprehensive income/(loss)" in the consolidated statements of changes in shareholders' equity. Additional minimum pension liabilities are derecognized upon adoption of the new standard.

As a result of adopting SFAS No. 158, the firm recorded increases of $59 million and $253 million to "Other assets" and "Other liabilities and accrued expenses," respectively, and a $194 million loss, net of taxes, within "Accumulated other comprehensive income/(loss)."

Notes to Consolidated Financial Statements

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for November 2008 and November 2007 and a statement of the funded status of the plans as of November 2008 and November 2007:

	As of or for the Year Ended November					
	2008			2007		
(in millions)	U.S. Pension	Non-U.S. Pension	Postretirement	U.S. Pension	Non-U.S. Pension	Postretirement
Benefit obligation						
Balance, beginning of year	**$ 399**	**$ 748**	**$ 445**	$395	$ 673	$ 372
Service cost	**—**	**84**	**26**	—	78	21
Interest cost	**24**	**41**	**31**	22	34	23
Plan amendments	**—**	**—**	**(61)**	—	(1)	—
Actuarial loss/(gain)	**(50)**	**(261)**	**10**	(11)	(79)	36
Benefits paid	**(8)**	**(2)**	**(10)**	(7)	(1)	(7)
Effect of foreign exchange rates	**—**	**(154)**	**—**	—	44	—
Balance, end of year	**$ 365**	**$ 456**	**$ 441**	$399	$ 748	$ 445
Fair value of plan assets						
Balance, beginning of year	**$ 450**	**$ 614**	**$ —**	$423	$ 506	$ —
Actual return on plan assets	**(151)**	**(77)**	**—**	34	36	—
Firm contributions	**—**	**184**	**9**	—	38	7
Employee contributions	**—**	**1**	**—**	—	1	—
Benefits paid	**(8)**	**(1)**	**(9)**	(7)	(1)	(7)
Effect of foreign exchange rates	**—**	**(170)**	**—**	—	34	—
Balance, end of year	**$ 291**	**$ 551**	**$ —**	$450	$ 614	$ —
Funded status of plans	**$ (74)**	**$ 95**	**$(441)**	$ 51	$(134)	$(445)
Amounts recognized in the Consolidated Statements of Financial Condition consist of:						
Other assets	**$ —**	**$ 129**	**$ —**	$ 51	$ —	$ —
Other liabilities and accrued expenses	**(74)**	**(34)**	**(441)**	—	(134)	(445)
Net amount recognized	**$ (74)**	**$ 95**	**$(441)**	$ 51	$(134)	$(445)
Amounts recognized in Accumulated other comprehensive income/(loss) consist of:						
Actuarial loss/(gain)	**$ 195**	**$ (59)**	**$ 129**	$ 60	$ 79	$ 130
Prior service cost/(credit)	**—**	**3**	**(39)**	—	3	34
Transition obligation/(asset)	**(11)**	**3**	**—**	(14)	4	1
Total amount recognized—Pre-tax	**$ 184**	**$ (53)**	**$ 90**	$ 46	$ 86	$ 165

Notes to Consolidated Financial Statements

The accumulated benefit obligation for all defined benefit pension plans was $769 million and $1.05 billion as of November 2008 and November 2007, respectively.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $426 million and $413 million, respectively, as of November 2008, and $722 million and $636 million, respectively, as of November 2007. The fair value of plan assets for each of these plans was $317 million and $590 million as of November 2008 and November 2007, respectively.

The components of pension expense/(income) and postretirement expense are set forth below:

	Year Ended November		
(in millions)	2008	2007	2006
U.S. pension			
Interest cost	**$ 24**	$ 22	$ 21
Expected return on plan assets	**(33)**	(32)	(26)
Net amortization	**(1)**	1	7
Total	**$(10)**	$ (9)	$ 2
Non-U.S. pension			
Service cost	**$ 84**	$ 78	$ 58
Interest cost	**41**	34	25
Expected return on plan assets	**(41)**	(36)	(29)
Net amortization	**2**	10	11
Total	**$ 86**	$ 86	$ 65
Postretirement			
Service cost	**$ 26**	$ 21	$ 19
Interest cost	**31**	23	19
Net amortization	**23**	19	18
Total	**$ 80**	$ 63	$ 56

Estimated 2009 amortization from Accumulated other comprehensive income:

Actuarial loss/(gain)	$26
Prior service cost/(credit)	8
Transition obligation/(asset)	(2)
Total	$32

Notes to Consolidated Financial Statements

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension cost are set forth below. These assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	Year Ended November		
	2008	2007	2006
Defined benefit pension plans			
U.S. pension—projected benefit obligation			
Discount rate	**6.75%**	6.00%	5.50%
Rate of increase in future compensation levels	**N/A**	N/A	N/A
U.S. pension—net periodic benefit cost			
Discount rate	**6.00**	5.50	5.25
Rate of increase in future compensation levels	**N/A**	N/A	N/A
Expected long-term rate of return on plan assets	**7.50**	7.50	7.50
Non-U.S. pension—projected benefit obligation			
Discount rate	**6.79**	5.91	4.85
Rate of increase in future compensation levels	**3.85**	5.38	4.98
Non-U.S. pension—net periodic benefit cost			
Discount rate	**5.91**	4.85	4.81
Rate of increase in future compensation levels	**5.38**	4.98	4.75
Expected long-term rate of return on plan assets	**5.89**	6.84	6.93
Postretirement plans—benefit obligation			
Discount rate	**6.75%**	6.00%	5.50%
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Postretirement plans—net periodic benefit cost			
Discount rate	**6.00**	5.50	5.25
Rate of increase in future compensation levels	**5.00**	5.00	5.00

Generally, the firm determined the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

The firm's approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 9.30% was assumed for the year ending November 2009. The rate was assumed to decrease ratably to 5.00% for the year ending November 2015 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% Increase		1% Decrease	
(in millions)	**2008**	2007	**2008**	2007
Service plus interest costs	**$11**	$12	**$ (9)**	$ (9)
Obligation	**90**	94	**(70)**	(72)

Notes to Consolidated Financial Statements

The following table sets forth the composition of plan assets for the U.S. and non-U.S. defined benefit pension plans by asset category:

	As of November			
	2008		2007	
	U.S. Pension	Non-U.S. Pension	U.S. Pension	Non-U.S. Pension
Equity securities	**69%**	**28%**	63%	45%
Debt securities	**29**	**7**	23	8
Other	**2**	**65**	14	47
Total	**100%**	**100%**	100%	100%

The investment approach of the firm's U.S. and major non-U.S. defined benefit pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment programs. The plans employ a total return on investment approach, whereby a mix, which is broadly similar to the actual asset allocation as of November 2008, of equity securities, debt securities and other assets, is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is measured and monitored on an ongoing basis by the firm's Retirement Committee through periodic portfolio reviews, meetings with investment managers and annual liability measurements.

The firm expects to contribute a minimum of $73 million to its pension plans and $13 million to its postretirement plans in 2009.

The following table sets forth benefits projected to be paid from the firm's U.S. and non-U.S. defined benefit pension and postretirement plans (net of Medicare subsidy receipts) and reflects expected future service costs, where appropriate:

(in millions)	U.S. Pension	Non-U.S. Pension	Post-retirement
2009	$ 9	$ 7	$ 13
2010	10	8	15
2011	10	8	17
2012	11	8	18
2013	13	8	19
2014–2018	81	47	108

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $208 million, $258 million and $230 million for the years ended November 2008, November 2007 and November 2006, respectively.

NOTE 14

Employee Incentive Plans

Stock Incentive Plan

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, awards with performance conditions and other share-based awards. In the second quarter of 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003.

The total number of shares of common stock that may be issued under the Amended SIP through 2008 may not exceed 250 million shares and, in each year thereafter, may not exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding year, increased by the number of shares available for awards in previous years but not covered by awards granted in such years. As of November 2008 and November 2007, 162.4 million and 160.6 million shares, respectively, were available for grant under the Amended SIP.

Other Compensation Arrangements

The firm has maintained deferred compensation plans for eligible employees. In general, under the plans, participants were able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants were able to notionally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. Beginning with the 2008 year, these deferred compensation plans were frozen with respect to new contributions and the plans were terminated. Participants generally will receive distributions of their benefits in 2009 except that no payments will be accelerated for certain senior executives. The firm has recognized compensation expense for the amounts deferred under these plans. As of November 2008 and November 2007, $220 million and $281 million, respectively, related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statements of financial condition.

The firm has a discount stock program through which Participating Managing Directors may be permitted to acquire restricted stock units at an effective 25% discount (for 2008 year-end compensation, the program was suspended, and no individual was permitted to acquire discounted restricted stock units thereunder). In prior years, the 25% discount was effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units were 100% vested when granted, but the shares underlying them generally were subject to certain transfer restrictions (which were waived in December 2008 except for certain senior executives). The shares underlying the restricted stock units that were granted to effect the 25% discount generally vest in equal installments on the second and third anniversaries following the grant date and were not transferable before the third anniversary of the grant date (transfer restrictions on vested awards were waived in December 2008 except for certain senior executives). Compensation expense related to these restricted stock units is recognized over the vesting period. The total value of restricted stock units granted for 2007 in order to effect the 25% discount was $66 million.

Notes to Consolidated Financial Statements

Restricted Stock Units

The firm issues restricted stock units to employees under the Amended SIP, primarily in connection with year-end compensation and acquisitions. Restricted stock units are valued based on the closing price of the underlying shares at the date of grant. Year-end restricted stock units generally vest and deliver as outlined in the applicable restricted stock unit agreements. All employee restricted stock unit agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. Of the total restricted stock units outstanding as of November 2008 and November 2007, (i) 12.0 million units and 22.0 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 43.9 million units and 51.6 million units, respectively, did not require future service. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. When delivering the underlying shares to employees, the firm generally issues new shares of common stock. The activity related to these restricted stock units is set forth below:

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, November 2007 [1]	22,025,347	51,565,557	$180.98	$164.94
Granted [2][3]	**1,787,746**	**103,474**	**154.32**	**154.13**
Forfeited	**(898,950)**	**(649,694)**	**184.67**	**171.40**
Delivered [4]	**—**	**(18,086,395)**	**—**	**112.27**
Vested [3]	**(10,950,279)**	**10,950,279**	**152.06**	**152.06**
Outstanding, November 2008	**11,963,864**	**43,883,221**	**$203.19**	**$183.31**

[1] Includes restricted stock units granted to employees in December 2007 as part of compensation for fiscal 2007.

[2] The weighted average grant-date fair value of restricted stock units granted during the years ended November 2008, November 2007 and November 2006 was $154.31, $224.13 and $196.99, respectively.

[3] The aggregate fair value of awards vested during the years ended November 2008, November 2007 and November 2006 was $1.03 billion, $5.63 billion and $4.40 billion, respectively.

[4] Includes restricted stock units that were cash settled.

Notes to Consolidated Financial Statements

Stock Options

Stock options granted to employees generally vest as outlined in the applicable stock option agreement and generally first become exercisable on or after the third anniversary of the grant date. Other than the options granted in December 2007 related to 2007 compensation, no options were granted during fiscal 2008. Year-end stock options for 2007 become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise prior to January 2013 for year-end 2007 options cannot be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding—Diluted" on the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Life (years)
Outstanding, November 2007 [1]	39,229,629	$106.63		
Granted	—	—		
Exercised	**(4,743,181)**	**74.55**		
Forfeited	**(847,316)**	**173.21**		
Outstanding, November 2008	**33,639,132**	**$109.47**	**$34**	**4.23**
Exercisable, November 2008	**24,866,508**	**$ 84.67**	**$34**	**2.87**

[1] Includes stock options granted to employees in December 2007 as part of compensation for fiscal 2007, for which no future service was required.

The total intrinsic value of options exercised during the years ended November 2008, November 2007 and November 2006 was $433 million, $1.32 billion and $1.52 billion, respectively.

The options outstanding as of November 2008 are set forth below:

Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
$ 45.00–$ 59.99	**1,285,788**	**$ 52.97**	**0.50**
60.00– 74.99	—	—	—
75.00– 89.99	**11,898,382**	**81.03**	**2.93**
90.00– 104.99	**11,682,338**	**91.86**	**3.07**
105.00– 119.99	—	—	—
120.00– 134.99	**2,791,500**	**131.64**	**7.00**
135.00– 194.99	—	—	—
195.00– 209.99	**5,981,124**	**202.27**	**8.56**
Outstanding, November 2008	**33,639,132**		

Notes to Consolidated Financial Statements

The weighted average fair value of options granted for 2007 and 2006 was $51.04 and $49.96 per option, respectively. Fair value was estimated as of the grant date based on a Black-Scholes option-pricing model principally using the following weighted average assumptions:

	Year Ended November		
	2008 [1]	2007	2006
Risk-free interest rate	**N/A**	4.0%	4.6%
Expected volatility	**N/A**	35.0	27.5
Dividend yield	**N/A**	0.7	0.7
Expected life	**N/A**	7.5 years	7.5 years

[1] There were no options granted during fiscal 2008 other than those related to 2007 compensation and included in the 2007 disclosures above.

The common stock underlying the options granted for 2007 and 2006 is subject to transfer restrictions for a period of 2 years and 1 year, respectively, from the date the options become exercisable. The value of the common stock underlying the options granted for 2007 and 2006 reflects a liquidity discount of 24.0% and 17.5%, respectively, as a result of these transfer restrictions. The liquidity discount was based on the firm's pre-determined written liquidity discount policies. The 7.5 years expected life of the options reflects the estimated impact of these sales restrictions on the life of the awards.

The following table sets forth share-based compensation and the related tax benefit:

	Year Ended November		
(in millions)	**2008**	2007	2006
Share-based compensation	**$1,587**	$4,549	$3,669
Excess tax benefit related to options exercised	**144**	469	542
Excess tax benefit related to share-based compensation [1]	**645**	908	653

[1] Represents the tax benefit, recognized in additional paid-in capital, on stock options exercised and the delivery of common stock underlying restricted stock units.

As of November 2008, there was $1.25 billion of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.84 years.

On December 17, 2008 the firm granted 20.6 million restricted stock units and 36.0 million stock options to its employees. The restricted stock units and options require future service and are subject to additional vesting conditions as outlined in the award agreements. Generally shares underlying RSUs are delivered and stock options become exercisable shortly after vesting, but are subject to certain transfer restrictions. These grants are not included in the above tables.

NOTE 15

Transactions with Affiliated Funds

The firm has formed numerous nonconsolidated investment funds with third-party investors. The firm generally acts as the investment manager for these funds and, as such, is entitled to receive management fees and, in certain cases, advisory fees, incentive fees or overrides from these funds. These fees amounted to $3.14 billion, $3.62 billion and $3.37 billion for the years ended November 2008, November 2007 and November 2006, respectively. As of November 2008 and November 2007, the fees receivable from these funds were $861 million and $596 million, respectively. Additionally, the firm may invest alongside the third-party investors in certain funds. The aggregate carrying value of the firm's interests in these funds was $14.45 billion and $12.90 billion as of November 2008 and November 2007, respectively. In the ordinary course of business, the firm may also engage in other activities with these funds, including, among others, securities lending, trade execution, trading, custody, and acquisition and bridge financing. See Note 8 for the firm's commitments related to these funds.

Notes to Consolidated Financial Statements

NOTE 16

Income Taxes

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

(in millions)	Year Ended November		
	2008	2007	2006
Current taxes			
U.S. federal	**$ (278)**	$2,934	$3,736
State and local	**91**	388	627
Non-U.S.	**1,964**	2,554	2,165
Total current tax expense	**1,777**	5,876	6,528
Deferred taxes			
U.S. federal	**(880)**	118	(635)
State and local	**(92)**	100	(262)
Non-U.S.	**(791)**	(89)	(608)
Total deferred tax (benefit)/expense	**(1,763)**	129	(1,505)
Net tax expense	**$ 14**	$6,005	$5,023

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

(in millions)	As of November	
	2008	2007
Deferred tax assets		
Compensation and benefits	**$3,732**	$3,869
FIN 48 asset	**625**	—
Foreign tax credits	**334**	—
Unrealized losses	**94**	—
Other, net	**1,481**	997
	6,266	4,866
Valuation allowance [1]	**(93)**	(112)
Total deferred tax assets [2]	**$6,173**	$4,754
Deferred tax liabilities		
Depreciation and amortization	**$1,558**	$1,208
Unrealized gains	**—**	1,279
Total deferred tax liabilities [2]	**$1,558**	$2,487

[1] Relates primarily to the ability to utilize losses in various tax jurisdictions.

[2] Before netting within tax jurisdictions.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of November 2008, this policy resulted in an unrecognized net deferred tax liability of $1.1 billion attributable to reinvested earnings of $11.6 billion.

During 2008, the valuation allowance was decreased by $19 million, primarily due to the utilization of net operating losses previously considered more likely than not to expire unused. Net operating loss carryforwards were $2.77 billion and $2.12 billion as of November 2008 and November 2007, respectively.

Notes to Consolidated Financial Statements

The firm had federal net operating loss carryforwards, primarily resulting from acquisitions, of $172 million and $139 million as of November 2008 and November 2007, respectively. The firm recorded a related net deferred income tax asset of $56 million and $44 million as of November 2008 and November 2007, respectively. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2016.

The firm had state and local net operating loss carryforwards, primarily resulting from acquisitions, of $2.59 billion and $1.62 billion as of November 2008 and November 2007, respectively. The firm recorded a related net deferred income tax asset of $97 million and $21 million as of November 2008 and November 2007, respectively. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2012.

The firm had foreign net operating loss carryforwards of $5 million and $306 million as of November 2008 and November 2007, respectively. The firm recorded a related net deferred income tax asset of $84 million as of November 2007. These carryforwards are subject to limitation on utilization and can be carried forward indefinitely.

The firm had foreign tax credit carryforwards of $334 million as of November 2008. These carryforwards are subject to limitation on utilization and will begin to expire in 2018.

The firm adopted the provisions of FIN 48 as of December 1, 2007 and recorded a transition adjustment resulting in a reduction of $201 million to beginning retained earnings.

The following table sets forth the changes in the firm's unrecognized tax benefits from December 1, 2007 to November 28, 2008 (in millions):

Balance at December 1, 2007	$1,042
Increases based on tax positions related to the current year	**172**
Increases based on tax positions related to prior years	**264**
Decreases related to tax positions of prior years	**(67)**
Decreases related to settlements	**(38)**
Balance at November 2008	**$1,373**

As of November 2008, the firm's liability for unrecognized tax benefits reported in "Other liabilities and accrued expenses" in the consolidated statement of financial condition was $1.4 billion. The firm reported a related deferred tax asset of $625 million in "Other assets" in the consolidated statement of financial condition. If recognized, the net tax benefit of $748 million would reduce the firm's effective income tax rate. As of November 2008, the firm's accrued liability for interest expense related to income tax matters and income tax penalties was $110.9 million. The firm reports interest expense related to income tax matters in "Provision for taxes" in the consolidated statements of earnings and income tax penalties in "Other expenses" in the consolidated statements of earnings. The firm recognized $36.7 million of interest and income tax penalties for the year ended November 2008. The firm does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to November 28, 2008.

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as the United Kingdom, Japan, Hong Kong, Korea and various states, such as New York. The tax years under examination vary by jurisdiction. The firm does not expect that potential additional assessments from these examinations will be material to its results of operations.

Below is a table of the earliest tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Earliest Tax Year Subject to Examination
U.S. Federal	2005 [1]
New York State and City	2004 [2]
United Kingdom	2005
Japan	2005
Hong Kong	2002
Korea	2003

(1) IRS examination of fiscal 2005, 2006 and 2007 began during 2008.

(2) New York State and City examination of fiscal 2004, 2005 and 2006 began in 2008.

Notes to Consolidated Financial Statements

All years subsequent to the above years remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments. The resolution of tax matters is not expected to have a material effect on the firm's financial condition but may be material to the firm's operating results for a particular period, depending, in part, upon the operating results for that period.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	Year Ended November		
	2008	2007	2006
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	**—**	1.8	1.6
Tax credits	**(4.3)**	(0.5)	(0.6)
Foreign operations	**(29.8)**	(1.6)	(1.3)
Tax-exempt income, including dividends	**(5.9)**	(0.4)	(0.4)
Other	**5.6** (1)	(0.2) (2)	0.2
Effective income tax rate	**0.6%**	34.1%	34.5%

(1) Primarily includes the effect of FIN 48 liability increase.

(2) Primarily includes the effect of audit settlements.

Tax benefits of approximately $645 million in November 2008, $908 million in November 2007 and $653 million in November 2006, related to the delivery of common stock underlying restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 17

Regulation

On September 21, 2008, Group Inc. became a bank holding company under the U.S. Bank Holding Company Act of 1956. As of that date, the Federal Reserve Board became the primary U.S. regulator of Group Inc., as a consolidated entity. Prior to September 21, 2008, Group Inc. was subject to regulation by the SEC as a Consolidated Supervised Entity (CSE) and was subject to group-wide supervision and examination by the SEC and to minimum capital standards on a consolidated basis. On September 26, 2008, the SEC announced that it was ending the CSE program. The firm's principal U.S. broker-dealer, GS&Co., remains subject to regulation by the SEC.

The firm is subject to regulatory capital requirements administered by the U.S. federal banking agencies. The firm's bank depository institution subsidiaries, including GS Bank USA, are subject to similar capital guidelines. Under the Federal Reserve Board's capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA) that is applicable to GS Bank USA, the firm and its bank depository institution subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. The firm and its bank depository institution subsidiaries' capital amounts, as well as GS Bank USA's PCA classification, are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The firm anticipates reporting capital ratios as follows:

- Before Group Inc. became a bank holding company, it was subject to capital guidelines by the SEC as a CSE that were generally consistent with those set out in the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II). The firm currently computes and reports its firmwide capital ratios in accordance with the Basel II requirements as applicable to the firm when it was regulated as a CSE for the purpose of assessing the adequacy of its capital. Under the Basel II framework as it applied to the firm when it was regulated as a CSE, the firm evaluates its Tier 1 Capital and Total Allowable Capital as a percentage of Risk-Weighted Assets (RWAs). As of November 2008, the firm's Total Capital Ratio (Total Allowable Capital as a percentage of RWAs) was 18.9% and the firm's Tier 1 Ratio (Tier 1 Capital as a percentage of RWAs) was 15.6%, in each case calculated under the Basel II framework as it applied to the firm when it was regulated as a CSE. The firm expects to continue to report to investors for a period of time its Basel II capital ratios as applicable to it when it was regulated as a CSE.

Notes to Consolidated Financial Statements

- The regulatory capital guidelines currently applicable to bank holding companies are based on the Capital Accord of the Basel Committee on Banking Supervision (Basel I), with Basel II to be phased in over time. The firm is currently working with the Federal Reserve Board to put in place the appropriate reporting and compliance mechanisms and methodologies to allow reporting of the Basel I capital ratios as of the end of March 2009.
- In addition, the firm is currently working to implement the Basel II framework as applicable to it as a bank holding company (as opposed to as a CSE). U.S. banking regulators have incorporated the Basel II framework into the existing risk-based capital requirements by requiring that internationally active banking organizations, such as Group Inc., transition to Basel II over the next several years.

The Federal Reserve Board also has established minimum leverage ratio guidelines. The firm was not subject to these guidelines before becoming a bank holding company and, accordingly, is currently working with the Federal Reserve Board to finalize its methodology for calculating this ratio. The Tier 1 leverage ratio is defined as Tier 1 capital (as applicable to the firm as a bank holding company) divided by adjusted average total assets (which includes adjustments for disallowed goodwill and certain intangible assets). The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending upon their particular condition, risk profile and growth plans. As of November 2008, the firm's estimated Tier 1 leverage ratio was 6.1%. This ratio represents a preliminary estimate and may be revised in subsequent filings as the firm continues to work with the Federal Reserve Board to finalize the methodology for the calculation.

The firm's U.S. regulated broker-dealer subsidiaries include GS&Co. and Goldman Sachs Execution & Clearing, L.P. (GSEC). GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. and GSEC have elected to compute their minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2008, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $10.92 billion, which exceeded the amounts required by $8.87 billion. As of November 2008, GSEC had regulatory net capital, as defined by Rule 15c3-1, of $1.38 billion, which exceeded the amounts required by $1.29 billion. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 2008 and November 2007, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

As of November 2008, GS Bank USA, a New York State-chartered bank and a member of the Federal Reserve System and the FDIC, is regulated by the Federal Reserve Board and the New York State Banking Department and is subject to minimum capital requirements that (subject to certain exceptions) are similar to those applicable to bank holding companies. GS Bank USA was formed in November 2008 through the merger of the firm's existing Utah industrial bank (named GS Bank USA) into the firm's New York limited purpose trust company, with the surviving company taking the name GS Bank USA. As of November 2007, GS Bank USA's predecessor was a wholly owned industrial bank regulated by the Utah Department of Financial Institutions, was a member of the FDIC and was subject to minimum capital requirements. The firm computes the capital ratios for GS Bank USA in accordance with the Basel I framework for purposes of assessing the adequacy of its capital. In order to be considered a "well capitalized" depository institution under the Federal Reserve Board guidelines, GS Bank USA must maintain a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a Tier 1 leverage ratio of at least 5%. In connection with the November 2008 asset transfer described below, GS Bank USA agreed with the Federal Reserve Board to minimum capital ratios in excess of these "well capitalized" levels. Accordingly, for a period of time, GS Bank USA is expected to maintain a Tier 1 capital ratio of at least 8%, a total capital ratio of at least 11% and a Tier 1 leverage ratio of at least 6%. In November 2008, the firm contributed subsidiaries with an aggregate of $117.16 billion in assets into GS Bank USA (which brought total assets in GS Bank USA to $145.06 billion as of November 2008). As a result, the firm is currently working with the Federal Reserve Board to finalize its methodology for the Basel I calculations. As of November 2008, under Basel I, GS Bank USA's estimated Tier 1 capital ratio was 8.9% and estimated total capital ratio was 11.6%. In addition, GS Bank USA's estimated Tier 1 leverage ratio was 9.1%.

The deposits of GS Bank USA are insured by the FDIC to the extent provided by law. The Federal Reserve Board requires depository institutions to maintain cash reserves with a Federal Reserve Bank. The reserve balance deposited by the firm's depository institution subsidiaries held at the Federal Reserve Bank was approximately $94 million and $32 million as of

November 2008 and November 2007, respectively. GS Bank Europe, a wholly owned credit institution, is regulated by the Irish Financial Services Regulatory Authority and is subject to minimum capital requirements. As of November 2008, GS Bank USA and GS Bank Europe were both in compliance with all regulatory capital requirements.

Transactions between GS Bank USA and Group Inc. and its subsidiaries and affiliates (other than, generally, subsidiaries of GS Bank USA) are regulated by the Federal Reserve Board. These regulations generally limit the types and amounts of transactions (including loans to and borrowings from GS Bank USA) that may take place and generally require those transactions to be on an arms-length basis.

The firm has U.S. insurance subsidiaries that are subject to state insurance regulation and oversight in the states in which they are domiciled and in the other states in which they are licensed. In addition, certain of the firm's insurance subsidiaries outside of the U.S. are regulated by the Bermuda Monetary Authority and by Lloyd's (which is, in turn, regulated by the U.K.'s Financial Services Authority (FSA)). The firm's insurance subsidiaries were in compliance with all regulatory capital requirements as of November 2008 and November 2007.

The firm's principal non-U.S. regulated subsidiaries include Goldman Sachs International (GSI) and Goldman Sachs Japan Co., Ltd. (GSJCL). GSI, the firm's regulated U.K. broker-dealer, is subject to the capital requirements of the FSA. GSJCL, the firm's regulated Japanese broker-dealer, is subject to the capital requirements imposed by Japan's Financial Services Agency. As of November 2008 and November 2007, GSI and GSJCL were in compliance with their local capital adequacy requirements. Certain other non-U.S. subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2008 and November 2007, these subsidiaries were in compliance with their local capital adequacy requirements.

The regulatory requirements referred to above restrict Group Inc.'s ability to withdraw capital from its regulated subsidiaries. As of November 2008 and November 2007, approximately $26.92 billion and $18.10 billion, respectively, of net assets of regulated subsidiaries were restricted as to the payment of dividends to Group Inc. In addition to limitations on the payment of dividends imposed by federal and state laws, the Federal Reserve Board and the FDIC have authority to prohibit or to limit the payment of dividends by the banking organizations they supervise (including GS Bank USA) if, in the Federal Reserve Board's opinion, payment of a dividend would constitute an unsafe or unsound practice in the light of the financial condition of the banking organization. As of November 2008, GS Bank USA was not able to declare dividends to Group Inc. without regulatory approval.

NOTE 18

Business Segments

In reporting to management, the firm's operating results are categorized into the following three business segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of the firm's business segments. Compensation and benefits expenses within the firm's segments reflect, among other factors, the overall performance of the firm as well as the performance of individual business units. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the three business segments. Due to the integrated nature of these segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

Notes to Consolidated Financial Statements

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(in millions)		As of or for the Year Ended November 2008	2007	2006
Investment Banking	Net revenues	**$ 5,185**	$ 7,555	$ 5,629
	Operating expenses	**3,143**	4,985	4,062
	Pre-tax earnings	**$ 2,042**	$ 2,570	$ 1,567
	Segment assets	**$ 1,948**	$ 5,526	$ 4,967
Trading and Principal Investments	Net revenues	**$ 9,063**	$ 31,226	$ 25,562
	Operating expenses	**11,808**	17,998	14,962
	Pre-tax earnings/(loss)	**$ (2,745)**	$ 13,228	$ 10,600
	Segment assets	**$645,267**	$ 744,647	$566,499
Asset Management and Securities Services	Net revenues	**$ 7,974**	$ 7,206	$ 6,474
	Operating expenses	**4,939**	5,363	4,036
	Pre-tax earnings	**$ 3,035**	$ 1,843	$ 2,438
	Segment assets	**$237,332**	$ 369,623	$266,735
Total	Net revenues [1][2]	**$ 22,222**	$ 45,987	$ 37,665
	Operating expenses [3]	**19,886**	28,383	23,105
	Pre-tax earnings [4]	**$ 2,336**	$ 17,604	$ 14,560
	Total assets	**$884,547**	$1,119,796	$838,201

[1] Net revenues include net interest as set forth in the table below:

(in millions)	Year Ended November 2008	2007	2006
Investment Banking	**$ 6**	$ —	$ 16
Trading and Principal Investments	**968**	1,512	1,535
Asset Management and Securities Services	**3,302**	2,475	1,947
Total net interest	**$4,276**	$3,987	$3,498

[2] Net revenues includes non-interest income as set forth in the table below:

(in millions)	Year Ended November 2008	2007	2006
Investment banking fees	**$ 5,179**	$ 7,555	$ 5,613
Equities commissions	**4,998**	4,579	3,518
Asset management and other fees	**4,672**	4,731	4,527
Trading and principal investments revenues	**3,097**	25,135	20,509
Total non-interest income	**$17,946**	$42,000	$34,167

Trading and principal investments revenues include $(61) million, $6 million and $(7) million for the years ended November 2008, November 2007 and November 2006, respectively, of realized gains/(losses) on securities held within the firm's insurance subsidiaries which are accounted for as available-for-sale under SFAS No. 115.

[3] Operating expenses include net provisions for a number of litigation and regulatory proceedings of $(4) million, $37 million and $45 million for the years ended November 2008, November 2007 and November 2006, respectively, that have not been allocated to the firm's segments.

[4] Pre-tax earnings include total depreciation and amortization as set forth in the table below:

(in millions)	Year Ended November 2008	2007	2006
Investment Banking	**$ 187**	$ 137	$119
Trading and Principal Investments	**1,161**	845	725
Asset Management and Securities Services	**277**	185	151
Total depreciation and amortization	**$1,625**	$1,167	$995

Notes to Consolidated Financial Statements

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Since a significant portion of the firm's activities require cross-border coordination in order to facilitate the needs of the firm's clients, the methodology for allocating the firm's profitability to geographic regions is dependent on the judgment of management.

Geographic results are generally allocated as follows:

- Investment Banking: location of the client and investment banking team.
- Fixed Income, Currency and Commodities, and Equities: location of the trading desk.
- Principal Investments: location of the investment.
- Asset Management: location of the sales team.
- Securities Services: location of the primary market for the underlying security.

The following table sets forth the total net revenues, pre-tax earnings and net earnings of the firm and its consolidated subsidiaries by geographic region allocated on the methodology described above, as well as the percentage of total net revenues, pre-tax earnings and net earnings for each geographic region:

	Year Ended November					
($ in millions)	2008		2007		2006	
Net revenues						
Americas [1]	**$15,485**	**70%**	$23,412	51%	$20,361	54%
EMEA [2]	**5,910**	**26**	13,538	29	9,354	25
Asia	**827**	**4**	9,037	20	7,950	21
Total net revenues	**$22,222**	**100%**	$45,987	100%	$37,665	100%
Pre-tax earnings						
Americas [1]	**$ 4,879**	**N.M.%**	$ 7,673	43%	$ 7,515	52%
EMEA [2]	**169**	**N.M.**	5,458	31	3,075	21
Asia	**(2,716)**	**N.M.**	4,510	26	4,015	27
Corporate [3]	**4**	**—**	(37)	—	(45)	—
Total pre-tax earnings	**$ 2,336**	**100%**	$17,604	100%	$14,560	100%
Net earnings						
Americas [1]	**$ 3,371**	**N.M.%**	$ 4,981	43%	$ 4,855	51%
EMEA [2]	**694**	**N.M.**	3,735	32	2,117	22
Asia	**(1,746)**	**N.M.**	2,907	25	2,594	27
Corporate [3]	**3**	**—**	(24)	—	(29)	—
Total net earnings	**$ 2,322**	**100%**	$11,599	100%	$ 9,537	100%

[1] Substantially all relates to the U.S.

[2] EMEA (Europe, Middle East and Africa).

[3] Consists of net provisions for a number of litigation and regulatory proceedings.

Notes to Consolidated Financial Statements

NOTE 19

Interest Income and Interest Expense

The following table sets forth the details of the firm's interest income and interest expense:

(in millions)	Year Ended November 2008	2007	2006
Interest income[1]			
Deposits with banks	**$ 188**	$ 119	$ 159
Securities borrowed, securities purchased under agreements to resell, at fair value, and federal funds sold	**11,746**	18,013	9,850
Trading assets	**13,150**	13,120	10,717
Other interest[2]	**10,549**	14,716	14,460
Total interest income	**$35,633**	$45,968	$35,186
Interest expense			
Deposits	**$ 756**	$ 677	$ 146
Securities loaned and securities sold under agreements to repurchase, at fair value	**7,414**	12,612	9,525
Trading liabilities	**2,789**	3,866	3,125
Short-term borrowings[3]	**1,864**	3,398	2,905
Long-term borrowings[4]	**13,687**	14,147	9,777
Other interest[5]	**4,847**	7,281	6,210
Total interest expense	**$31,357**	$41,981	$31,688
Net interest income	**$ 4,276**	$ 3,987	$ 3,498

(1) Interest income is recorded on an accrual basis based on contractual interest rates.

(2) Primarily includes interest income on customer debit balances, securities borrowed and other interest-earning assets.

(3) Includes interest on unsecured short-term borrowings and short-term other secured financings.

(4) Includes interest on unsecured long-term borrowings and long-term other secured financings.

(5) Primarily includes interest expense on customer credit balances, securities loaned and other interest-bearing liabilities.

Notes to Consolidated Financial Statements

NOTE 20

Parent Company

Group Inc. — Condensed Statements of Earnings

(in millions)	Year ended November 2008	2007	2006
Revenues			
Dividends from bank subsidiary [1]	**$ 2,922**	$ 18	$ 285
Dividends from nonbank subsidiaries	**3,716**	4,273	5,076
Undistributed earnings/(loss) of subsidiaries	**(3,971)**	6,708	4,516
Principal investments [2]	**(2,886)**	2,062	1,951
Interest income [2]	**7,167**	9,049	7,231
Total revenues	**6,948**	22,110	19,059
Interest expense [2]	**8,229**	8,914	6,760
Revenues, net of interest expense	**(1,281)**	13,196	12,299
Operating expenses			
Compensation and benefits	**122**	780	407
Other expenses [2]	**471**	281	177
Total operating expenses	**593**	1,061	584
Pre-tax earnings/(loss)	**(1,874)**	12,135	11,715
Provision/(benefit) for taxes	**(4,196)**	536	2,178
Net earnings	**2,322**	11,599	9,537
Preferred stock dividends	**281**	192	139
Net earnings applicable to common shareholders	**$ 2,041**	$11,407	$ 9,398

Group Inc. — Condensed Statements of Financial Condition

(in millions)	As of November 2008	2007
Assets		
Cash and cash equivalents	**$ 1,035**	$ 62
Loans to and receivables from subsidiaries [2]		
Bank subsidiary [1]	**19,247**	1,626
Nonbank subsidiaries	**157,086**	174,589
Investments in subsidiaries and associates [2]		
Bank subsidiary [1]	**13,322**	4,028
Nonbank subsidiaries	**38,375**	36,333
Trading assets, at fair value	**40,171**	35,614
Other assets [2]	**10,414**	6,929
Total assets	**$279,650**	$259,181
Liabilities and shareholders' equity		
Unsecured short-term borrowings [3]		
With third parties	**$ 37,941**	$ 46,577
With subsidiaries	**7,462**	5,137
Payables to subsidiaries	**754**	392
Trading liabilities, at fair value	**3,530**	1,971
Other liabilities	**5,247**	5,038
Unsecured long-term borrowings [4]		
With third parties [2]	**158,472**	155,351
With subsidiaries [2][5]	**1,875**	1,915
Total liabilities	**215,281**	216,381
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock	**16,471**	3,100
Common stock	**7**	6
Restricted stock units and employee stock options	**9,284**	9,302
Additional paid-in capital	**31,071**	22,027
Retained earnings	**39,913**	38,642
Accumulated other comprehensive income/(loss)	**(202)**	(118)
Common stock held in treasury, at cost	**(32,175)**	(30,159)
Total shareholders' equity	**64,369**	42,800
Total liabilities and shareholders' equity	**$279,650**	$259,181

Group Inc. — Condensed Statements of Cash Flows

(in millions)	Year ended November 2008	2007	2006
Cash flows from operating activities			
Net earnings	**$ 2,322**	$ 11,599	$ 9,537
Non-cash items included in net earnings			
Undistributed (earnings)/loss of subsidiaries [2]	**3,971**	(6,708)	(4,516)
Depreciation and amortization	**1**	11	7
Deferred income taxes	**(2,178)**	377	228
Share-based compensation	**40**	459	451
Changes in operating assets and liabilities			
Trading assets, at fair value	**(4,661)**	(17,795)	(7,763)
Trading liabilities, at fair value	**1,559**	86	(85)
Net receivables from subsidiaries	**(12,177)**	2,396	1,883
Other, net	**(6,588)**	5,448	4,187
Net cash provided by/(used for) operating activities	**(17,711)**	(3,627)	3,929
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	**(49)**	(29)	—
Proceeds from sales of property, leasehold improvements and equipment	**—**	11	30
Issuance of short-term loans to subsidiaries, net of repayments	**3,701**	(22,668)	(12,953)
Issuance of term loans to subsidiaries	**(14,242)**	(48,299)	(12,362)
Repayments of term loans by subsidiaries	**24,925**	41,143	3,967
Dividends received [2]	**6,638**	4,291	5,361
Capital contributions to subsidiaries, net [2]	**(22,245)**	(4,517)	(7,898)
Net cash used for investing activities	**(1,272)**	(30,068)	(23,855)
Cash flows from financing activities			
Unsecured short-term borrowings, net	**(10,564)**	3,255	(6,621)
Other secured financing (short-term), net	**—**	(380)	380
Proceeds from issuance of long-term borrowings	**35,645**	53,041	44,043
Repayment of long-term borrowings, including the current portion	**(23,959)**	(13,984)	(12,590)
Common stock repurchased	**(2,034)**	(8,956)	(7,817)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	**(850)**	(831)	(754)
Proceeds from issuance of common stock	**6,105**	791	1,613
Proceeds from issuance of preferred stock, net of issuance costs	**13,366**	—	1,349
Proceeds from issuance of common stock warrants	**1,633**	—	—
Excess tax benefit related to share-based compensation	**614**	817	464
Cash settlement of share-based compensation	**—**	(1)	(137)
Net cash provided by financing activities	**19,956**	33,752	19,930
Net increase in cash and cash equivalents	**973**	57	4
Cash and cash equivalents, beginning of year	**62**	5	1
Cash and cash equivalents, end of year	**$ 1,035**	$ 62	$ 5

Supplemental Disclosures:

Cash payments for third-party interest, net of capitalized interest, were $7.18 billion, $7.78 billion and $6.11 billion for the years ended November 2008, November 2007 and November 2006, respectively.

Cash payments for income taxes, net of refunds, were $99 million, $3.27 billion and $2.86 billion for the years ended November 2008, November 2007 and November 2006, respectively.

(1) GS Bank USA. For purposes of identifying bank subsidiaries, the reorganization described in Note 17 is given effect as of the earliest reporting period in this disclosure.

(2) Prior periods have been reclassified to conform to the current presentation.

(3) Includes $11.67 billion and $28.69 billion at fair value as of November 2008 and November 2007, respectively.

(4) Includes $10.90 billion and $10.29 billion at fair value as of November 2008 and November 2007, respectively.

(5) As of November 2008, unsecured long-term borrowings with subsidiaries by maturity date are $506 million in 2009, $512 million in 2010, $184 million in 2011, $126 million in 2012, $142 million in 2013 and $405 million in 2014–thereafter.

NOTE 21

Subsequent Events

On December 15, 2008, the Board approved a change in the firm's fiscal year-end from the last Friday of November to the last Friday of December. The change is effective for the firm's 2009 fiscal year. The firm's 2009 fiscal year began December 27, 2008 and will end December 25, 2009, resulting in a one-month transition period that began November 29, 2008 and ended December 26, 2008.

In December 2008, there was continued deterioration in the credit of LyondellBasell Finance Company, to which the firm had provided bridge loan financing. On January 6, 2009, certain legal entities within the LyondellBasell Industries AF S.C.A. group filed for bankruptcy. As a result, the firm incurred a loss of approximately $850 million in December 2008 from marking the bridge and bank loan facilities held in LyondellBasell Finance Company to expected recovery levels.

Supplemental Financial Information

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for 2008 and 2007. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	2008 Quarter			
(in millions, except per share data)	First	Second	Third	Fourth
Total revenues	**$18,629**	**$17,643**	**$13,625**	**$ 3,682**
Interest expense	**10,294**	**8,221**	**7,582**	**5,260**
Revenues, net of interest expense	**8,335**	**9,422**	**6,043**	**(1,578)**
Operating expenses [1]	**6,192**	**6,590**	**5,083**	**2,021**
Pre-tax earnings/(loss)	**2,143**	**2,832**	**960**	**(3,599)**
Provision/(benefit) for taxes	**632**	**745**	**115**	**(1,478)**
Net earnings/(loss)	**1,511**	**2,087**	**845**	**(2,121)**
Preferred stock dividends	**44**	**36**	**35**	**166**
Net earnings/(loss) applicable to common shareholders	**$ 1,467**	**$ 2,051**	**$ 810**	**$ (2,287)**
Earnings/(loss) per common share				
Basic	**$ 3.39**	**$ 4.80**	**$ 1.89**	**$ (4.97)**
Diluted	**3.23**	**4.58**	**1.81**	**(4.97)**
Dividends declared and paid per common share	**0.35**	**0.35**	**0.35**	**0.35**

	2007 Quarter			
(in millions, except per share data)	First	Second	Third	Fourth
Total revenues	$22,280	$20,351	$23,803	$21,534
Interest expense	9,550	10,169	11,469	10,793
Revenues, net of interest expense	12,730	10,182	12,334	10,741
Operating expenses [1]	7,871	6,751	8,075	5,686
Pre-tax earnings	4,859	3,431	4,259	5,055
Provision for taxes	1,662	1,098	1,405	1,840
Net earnings	3,197	2,333	2,854	3,215
Preferred stock dividends	49	46	48	49
Net earnings applicable to common shareholders	$ 3,148	$ 2,287	$ 2,806	$ 3,166
Earnings per common share				
Basic	$ 7.08	$ 5.25	$ 6.54	$ 7.49
Diluted	6.67	4.93	6.13	7.01
Dividends declared and paid per common share	0.35	0.35	0.35	0.35

[1] The timing and magnitude of changes in the firm's bonus accruals can have a significant effect on results in a given quarter.

Supplemental Financial Information

Common Stock Price Range

The following table sets forth, for the quarters indicated, the high and low sales prices per share of the firm's common stock.

	Sales Price					
	2008		2007		2006	
	High	Low	High	Low	High	Low
First quarter	**$229.35**	**$169.00**	$222.75	$191.50	$146.35	$124.23
Second quarter	**203.39**	**140.27**	232.41	189.85	169.31	139.18
Third quarter	**190.04**	**152.25**	233.97	157.38	157.00	136.79
Fourth quarter	**172.45**	**47.41**	250.70	175.00	203.35	145.66

As of January 16, 2009, there were 9,909 holders of record of the firm's common stock.

On January 16, 2009, the last reported sales price for the firm's common stock on the New York Stock Exchange was $73.05 per share.

Common Stock Price Performance

The following graph compares the performance of an investment in the firm's common stock from November 28, 2003 through November 28, 2008, with the S&P 500 Index and the S&P 500 Financial Index. The graph assumes $100 was invested on November 28, 2003 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financial Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


$300
$250
$200
$150
$100
$ 50
$ 0
Nov-03
Nov-04
Nov-05
Nov-06
Nov-07
Nov-08
The Goldman Sachs Group, Inc.
S&P 500 Index
S&P 500 Financial Index

The table below shows the cumulative total returns in dollars of the firm's common stock, the S&P 500 Index and the S&P 500 Financial Index for Goldman Sachs' last five fiscal year ends, assuming $100 was invested on November 28, 2003 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financial Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the table represents past performance and should not be considered an indication of future performance.

	11/28/03	11/26/04	11/25/05	11/24/06	11/30/07	11/28/08
The Goldman Sachs Group, Inc.	$100.00	$110.23	$142.30	$215.65	$244.11	**$86.05**
S&P 500 Index	100.00	111.76	119.85	132.39	139.97	**84.69**
S&P 500 Financial Index	100.00	109.48	119.87	133.23	114.63	**46.84**

Supplemental Financial Information

Selected Financial Data

	As of or for the Year Ended November				
	2008	2007	2006	2005	2004
Income statement data (in millions)					
Total revenues	**$ 53,579**	$ 87,968	$ 69,353	$ 43,391	$ 29,839
Interest expense	**31,357**	41,981	31,688	18,153	8,888
Revenues, net of interest expense	**22,222**	45,987	37,665	25,238	20,951
Compensation and benefits	**10,934**	20,190	16,457	11,758	9,681
Other operating expenses	**8,952**	8,193	6,648	5,207	4,594
Pre-tax earnings	**$ 2,336**	$ 17,604	$ 14,560	$ 8,273	$ 6,676
Balance sheet data (in millions)					
Total assets	**$884,547**	$1,119,796	$838,201	$706,804	$531,379
Other secured financings (long-term)	**17,458**	33,300	26,134	15,669	12,087
Unsecured long-term borrowings	**168,220**	164,174	122,842	84,338	68,609
Total liabilities	**820,178**	1,076,996	802,415	678,802	506,300
Total shareholders' equity	**64,369**	42,800	35,786	28,002	25,079
Common share data (in millions, except per share amounts)					
Earnings per common share					
Basic	**$ 4.67**	$ 26.34	$ 20.93	$ 11.73	$ 9.30
Diluted	**4.47**	24.73	19.69	11.21	8.92
Dividends declared and paid per common share	**1.40**	1.40	1.30	1.00	1.00
Book value per common share [1]	**98.68**	90.43	72.62	57.02	50.77
Average common shares outstanding					
Basic	**437.0**	433.0	449.0	478.1	489.5
Diluted	**456.2**	461.2	477.4	500.2	510.5
Selected data (unaudited)					
Employees					
Americas	**17,276**	17,383	15,477	14,466	13,846
Non-Americas	**12,791**	13,139	10,990	9,157	7,890
Total employees [2]	**30,067**	30,522	26,467	23,623	21,736
Assets under management (in billions) [3]					
Asset class					
Alternative investments [4]	**$ 146**	$ 151	$ 145	$ 110	$ 95
Equity	**112**	255	215	167	133
Fixed income	**248**	256	198	154	134
Total non-money market assets	**506**	662	558	431	362
Money markets	**273**	206	118	101	90
Total assets under management	**$ 779**	$ 868	$ 676	$ 532	$ 452

(1) Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 485.4 million, 439.0 million, 450.1 million, 460.4 million and 494.0 million as of November 2008, November 2007, November 2006, November 2005 and November 2004, respectively.

(2) Excludes 4,671, 4,572, 3,868, 7,382 and 485 employees as of November 2008, November 2007, November 2006, November 2005 and November 2004, respectively, of consolidated entities held for investment purposes.

(3) Substantially all assets under management are valued as of calendar month-end.

(4) Primarily includes hedge funds, private equity, real estate, currencies, commodities and asset allocation strategies.

Supplemental Financial Information

Statistical Disclosures

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth a summary of consolidated average balances and interest rates for the years ended November 2008, November 2007 and November 2006.

	For the Year Ended November								
	2008			2007			2006		
(in millions, except rates)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets									
Deposits with banks	$ 5,887	$ 188	3.19%	$ 3,516	$ 119	3.38%	$ 3,728	$ 159	4.27%
U.S.	1,541	41	2.66	741	23	3.10	1,351	36	2.66
Non-U.S.	4,346	147	3.38	2,775	96	3.46	2,377	123	5.17
Securities borrowed, securities purchased under agreements to resell, at fair value, and federal funds sold	421,157	11,746	2.79	348,691	18,013	5.17	308,509	9,850	3.19
U.S.	331,043	8,791	2.66	279,456	15,449	5.53	240,263	8,061	3.36
Non-U.S.	90,114	2,955	3.28	69,235	2,564	3.70	68,246	1,789	2.62
Trading assets [1][2]	328,208	13,150	4.01	336,412	13,120	3.90	265,878	10,717	4.03
U.S.	186,498	7,700	4.13	190,589	8,167	4.29	177,984	7,397	4.16
Non-U.S.	141,710	5,450	3.85	145,823	4,953	3.40	87,894	3,320	3.78
Other interest-earning assets [3]	221,040	10,549	4.77	203,048	14,716	7.25	158,162	14,460	9.14
U.S.	131,778	4,438	3.37	97,830	6,480	6.62	96,517	9,321	9.66
Non-U.S.	89,262	6,111	6.85	105,218	8,236	7.83	61,645	5,139	8.34
Total interest-earning assets	976,292	35,633	3.65	891,667	45,968	5.16	736,277	35,186	4.78
Cash and due from banks	7,975			3,926			3,348		
Other noninterest-earning assets [2]	154,727			102,312			80,856		
Total Assets	$1,138,994			$997,905			$820,481		
Liabilities									
Interest-bearing deposits	$ 26,455	756	2.86	$ 13,227	677	5.12	$ 2,853	146	5.12
U.S.	21,598	617	2.86	13,128	674	5.13	2,778	143	5.15
Non-U.S.	4,857	139	2.86	99	3	3.03	75	3	4.00
Securities loaned and securities sold under agreements to repurchase, at fair value	194,935	7,414	3.80	214,511	12,612	5.88	206,992	9,525	4.60
U.S.	107,361	3,663	3.41	95,391	7,697	8.07	118,020	7,055	5.98
Non-U.S.	87,574	3,751	4.28	119,120	4,915	4.13	88,972	2,470	2.78
Trading liabilities [1][2]	95,377	2,789	2.92	109,736	3,866	3.52	99,967	3,125	3.13
U.S.	49,152	1,202	2.45	61,510	2,334	3.79	61,005	1,814	2.97
Non-U.S.	46,225	1,587	3.43	48,226	1,532	3.18	38,962	1,311	3.36
Commercial paper	4,097	145	3.54	5,605	269	4.80	7,485	361	4.82
U.S.	3,147	121	3.84	4,871	242	4.97	6,859	331	4.83
Non-U.S.	950	24	2.53	734	27	3.68	626	30	4.79
Other borrowings [4][5]	99,351	1,719	1.73	89,924	3,129	3.48	58,277	2,544	4.37
U.S.	52,126	1,046	2.01	44,789	1,779	3.97	43,534	1,521	3.49
Non-U.S.	47,225	673	1.43	45,135	1,350	2.99	14,743	1,023	6.94
Long-term borrowings [5][6]	203,360	13,687	6.73	167,997	14,147	8.42	121,935	9,777	8.02
U.S.	181,775	12,306	6.77	158,694	13,317	8.39	110,186	9,396	8.53
Non-U.S.	21,585	1,381	6.40	9,303	830	8.92	11,749	381	3.24
Other interest-bearing liabilities [7]	345,956	4,847	1.40	248,640	7,281	2.93	205,556	6,210	3.02
U.S.	214,780	2,184	1.02	142,002	3,666	2.58	114,874	2,932	2.55
Non-U.S.	131,176	2,663	2.03	106,638	3,615	3.39	90,682	3,278	3.61
Total interest-bearing liabilities	969,531	31,357	3.23	849,640	41,981	4.94	703,065	31,688	4.51
Noninterest-bearing deposits	4			–			–		
Other noninterest-bearing liabilities [2]	122,292			110,306			86,368		
Total liabilities	1,091,827			959,946			789,433		

Table continued on following page.

Supplemental Financial Information

Distribution of Assets, Liabilities and Shareholders' Equity (continued)

	For the Year Ended November								
	2008			2007			2006		
(in millions, except rates)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Shareholders' equity									
Preferred stock	**5,157**			3,100			2,400		
Common stock	**42,010**			34,859			28,648		
Total shareholders' equity	**47,167**			37,959			31,048		
Total liabilities, preferred stock and shareholders' equity	**$1,138,994**			$997,905			$820,481		
Interest rate spread			**0.42%**			0.22%			0.27%
Net interest income and net yield on interest-earning assets		**$4,276**	**0.44**		$3,987	0.45		$3,498	0.48
U.S.		**(169)**	**(0.03)**		410	0.07		1,623	0.31
Non-U.S.		**4,445**	**1.37**		3,577	1.11		1,875	0.85
Percentage of interest-earning assets and interest-bearing liabilities attributable to non-U.S. operations [8]									
Assets			**33.33%**			36.23%			29.90%
Liabilities			**35.03**			38.75			34.96

(1) Consists of cash trading instruments, including equity securities and convertible debentures.

(2) Derivative instruments are included in other noninterest-earning assets and other noninterest-bearing liabilities.

(3) Primarily consists of cash and securities segregated for regulatory and other purposes and receivables from customers and counterparties.

(4) Consists of short-term other secured financings and unsecured short-term borrowings, excluding commercial paper.

(5) Interest rates include the effects of hedging in accordance with SFAS No. 133.

(6) Consists of long-term other secured financings and unsecured long-term borrowings.

(7) Primarily consists of payables to customers and counterparties.

(8) Assets, liabilities and interest are attributed to U.S. and non-U.S. based on the principal place of operations of the legal entity in which the assets and liabilities are held.

Supplemental Financial Information

Changes in Net Interest Income, Volume and Rate Analysis

The following table sets forth an analysis of the effect on net interest income of volume and rate changes for the periods 2008 versus 2007 and 2007 versus 2006. In this analysis, changes due to volume/rate variance have been allocated to volume.

	For the Year Ended November					
	2008 versus 2007			2007 versus 2006		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
(in millions)	Volume	Rate	Net change	Volume	Rate	Net change
Interest-earning assets						
Deposits with banks	**$ 74**	**$ (5)**	**$ 69**	$ (5)	$ (35)	$ (40)
U.S.	**21**	**(3)**	**18**	(19)	6	(13)
Non-U.S.	**53**	**(2)**	**51**	14	(41)	(27)
Securities borrowed, securities purchased under agreements to resell, at fair value and federal funds sold	**2,055**	**(8,322)**	**(6,267)**	2,203	5,960	8,163
U.S.	**1,370**	**(8,028)**	**(6,658)**	2,167	5,221	7,388
Non-U.S.	**685**	**(294)**	**391**	36	739	775
Trading assets	**(327)**	**357**	**30**	2,508	(105)	2,403
U.S.	**(169)**	**(298)**	**(467)**	540	230	770
Non-U.S.	**(158)**	**655**	**497**	1,968	(335)	1,633
Other interest-earning assets	**51**	**(4,218)**	**(4,167)**	3,498	(3,242)	256
U.S.	**1,143**	**(3,185)**	**(2,042)**	87	(2,928)	(2,841)
Non-U.S.	**(1,092)**	**(1,033)**	**(2,125)**	3,411	(314)	3,097
Change in interest income	**1,853**	**(12,188)**	**(10,335)**	8,204	2,578	10,782
Interest-bearing liabilities						
Interest-bearing deposits	**378**	**(299)**	**79**	532	(1)	531
U.S.	**242**	**(299)**	**(57)**	531	—	531
Non-U.S.	**136**	**—**	**136**	1	(1)	—
Securities loaned and securities sold under agreements to repurchase, at fair value	**(943)**	**(4,255)**	**(5,198)**	(582)	3,669	3,087
U.S.	**408**	**(4,442)**	**(4,034)**	(1,826)	2,468	642
Non-U.S.	**(1,351)**	**187**	**(1,164)**	1,244	1,201	2,445
Trading liabilities	**(371)**	**(706)**	**(1,077)**	313	428	741
U.S.	**(302)**	**(830)**	**(1,132)**	19	501	520
Non-U.S.	**(69)**	**124**	**55**	294	(73)	221
Commercial paper	**(61)**	**(63)**	**(124)**	(95)	3	(92)
U.S.	**(66)**	**(55)**	**(121)**	(99)	10	(89)
Non-U.S.	**5**	**(8)**	**(3)**	4	(7)	(3)
Other borrowings	**177**	**(1,587)**	**(1,410)**	959	(374)	585
U.S.	**147**	**(880)**	**(733)**	50	208	258
Non-U.S.	**30**	**(707)**	**(677)**	909	(582)	327
Long-term debt	**2,349**	**(2,809)**	**(460)**	3,852	518	4,370
U.S.	**1,563**	**(2,574)**	**(1,011)**	4,070	(149)	3,921
Non-U.S.	**786**	**(235)**	**551**	(218)	667	449
Other interest-bearing liabilities	**1,238**	**(3,672)**	**(2,434)**	1,243	(172)	1,071
U.S.	**740**	**(2,222)**	**(1,482)**	701	33	734
Non-U.S.	**498**	**(1,450)**	**(952)**	542	(205)	337
Change in interest expense	**2,767**	**(13,391)**	**(10,624)**	6,222	4,071	10,293
Change in net interest income	**$ (914)**	**$ 1,203**	**$ 289**	$ 1,982	$(1,493)	$ 489

Supplemental Financial Information

Available-for-sale Securities Portfolio

The following table sets forth the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale securities at November 2008 and November 2007:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities, November 2008				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 259	$ —	$ —	$ 259
U.S. governments, federal agency and sovereign obligations	574	23	(3)	594
Mortgage and other asset-backed loans and securities	213	—	(49)	164
Corporate debt securities and other debt obligations	750	5	(90)	665
Total available-for-sale securities	$1,796	$28	$(142)	$1,682
Available-for-sale securities, November 2007				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 29	$ —	$ —	$ 29
U.S. governments, federal agency and sovereign obligations	389	9	—	398
Mortgage and other asset-backed loans and securities	179	1	(2)	178
Corporate debt securities and other debt obligations	575	3	(14)	564
Total available-for-sale securities	$1,172	$13	$ (16)	$1,169

	As of November 2008									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
($ in millions)	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$259	1%	$ —	—%	$ —	—%	$ —	—%	$ 259	1%
U.S. governments, federal agency and sovereign obligations	—	—	144	2	133	4	317	5	594	4
Mortgage and other asset-backed loans and securities	—	—	—	—	—	—	164	21	164	21
Corporate debt securities and other debt obligations	48	16	227	7	94	8	296	9	665	9
Total available-for-sale securities	$307		$371		$227		$777		$1,682	
Amortized cost of available-for-sale securities	$310		$377		$229		$880		$1,796	

[1] Yields are calculated on a weighted average basis.

Supplemental Financial Information

Deposits

The following table sets forth a summary of the average balances and average interest rates for the firm's interest-bearing deposits for the years ended November 2008, November 2007 and November 2006:

	Average Balances			Average Interest Rates		
($ in millions)	2008	2007	2006	2008	2007	2006
U.S.:						
Savings [1]	**$20,214**	$13,096	$2,745	**2.82%**	5.12%	5.14%
Time	**1,384**	32	33	**3.40**	9.96	5.42
Total U.S. deposits	**21,598**	13,128	2,778	**2.86**	5.13	5.15
Non-U.S.:						
Demand	**4,842**	99	75	**2.83**	3.03	4.00
Time	**15**	—	—	**13.00**	—	—
Total Non-U.S. deposits	**4,857**	99	75	**2.86**	3.03	4.00
Total deposits	**$26,455**	$13,227	$2,853	**2.86%**	5.12%	5.12%

(1) Amounts are available for withdrawal upon short notice, generally within seven days.

As of November 2008, the firm had $55 million of non-U.S. time deposits greater than $100,000.

Ratios

The following table sets forth selected financial ratios:

	Year Ended November		
	2008	2007	2006
Net income to average assets	**0.2%**	1.2%	1.2%
Return on common shareholders' equity [1]	**4.9**	32.7	32.8
Return on total shareholders' equity [2]	**4.9**	30.6	30.7
Total average equity to average assets	**4.1**	3.8	3.8
Dividend payout ratio [3]	**31.3**	5.7	6.6

(1) Based on net income less preferred stock dividends as a percentage of average common shareholders' equity.

(2) Based on net income as a percentage of average total shareholders' equity.

(3) Dividends declared per common share as a percentage of net income per diluted share.

Supplemental Financial Information

Short-term and Other Borrowed Funds [1]

The following table sets forth a summary of the firm's securities loaned and securities sold under agreements to repurchase and short-term borrowings as of or for the years ended November as indicated below:

	Securities Loaned and Securities Sold Under Agreements to Repurchase			Commercial Paper			Other Funds Borrowed [2][3]		
($ in millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Amounts outstanding at year-end	**$ 79,943**	$187,802	$169,700	**$ 1,125**	$4,343	$ 1,489	**$ 72,758**	$ 99,624	$70,705
Average outstanding during the year	**194,935**	214,511	206,992	**4,097**	5,605	7,485	**99,351**	89,924	58,277
Maximum month-end outstanding	**256,596**	270,991	278,560	**12,718**	8,846	18,227	**109,927**	105,845	82,353
Weighted average interest rate									
During the year [3]	**3.80%**	5.88%	4.60%	**3.54%**	4.80%	4.82%	**1.73%**	3.48%	4.37%
At year-end	**3.27**	5.15	5.52	**2.79**	4.81	4.99	**2.06** [3]	3.11 [3]	3.93 [3]

(1) Includes borrowings maturing within one year of the financial statement date and borrowings that are redeemable at the option of the holder within one year of the financial statement date.

(2) Includes short-term secured financings of $21.23 billion as of November 2008, $32.41 billion as of November 2007 and $24.29 billion as of November 2006.

(3) As of November 2008, November 2007 and November 2006, weighted average interest rates include the effects of hedging in accordance with SFAS No. 133.

Cross-border Outstandings

Cross-border outstandings are based upon the Federal Financial Institutions Examination Council's (FFIEC) regulatory guidelines for reporting cross-border risk. Claims include cash, receivables, securities purchased under agreements to resell, securities borrowed and cash trading instruments, but exclude derivative instruments and commitments. Securities purchased under agreements to resell and securities borrowed are presented based on the domicile of the counterparty, without reduction for related securities collateral held.

The following table sets forth cross-border outstandings for each country in which cross-border outstandings exceed 0.75% of consolidated assets as of November 2008 in accordance with the FFIEC guidelines:

(in millions)	Banks	Governments	Other	Total
Country				
United Kingdom	**$5,104**	**$4,600**	**$51,531**	**$61,235**
Cayman Islands	**50**	**—**	**20,904**	**20,954**
Germany	**3,973**	**2,518**	**7,825**	**14,316**
France	**2,264**	**1,320**	**9,791**	**13,375**
Japan	**4,003**	**100**	**3,354**	**7,457**

Board Members, Officers and Directors

BOARD OF DIRECTORS

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlbäck
Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman
Chairman of Stone Point Capital

William W. George
Professor at Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta
Senior Partner Emeritus of McKinsey & Company

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Lois D. Juliber
Former Vice Chairman and Chief Operating Officer of Colgate-Palmolive Company

Lakshmi N. Mittal
Chairman and CEO, ArcelorMittal

Ruth J. Simmons
President of Brown University

John F.W. Rogers
Secretary to the Board

MANAGEMENT COMMITTEE

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John S. Weinberg
J. Michael Evans
Michael S. Sherwood
Vice Chairmen

Christopher A. Cole
Edith W. Cooper
Gordon E. Dyal
Isabelle Ealet
Edward K. Eisler
Richard A. Friedman
Richard J. Gnodde
David B. Heller
Kevin W. Kennedy
Gwen R. Libstag
Masanori Mochida
Donald R. Mullen
Timothy J. O'Neill
John F.W. Rogers
Richard M. Ruzika
Pablo J. Salame
Harvey M. Schwartz
David M. Solomon
Marc A. Spilker
David A. Viniar
Yoel Zaoui

Gregory K. Palm
Esta E. Stecher
General Counsels

Alan M. Cohen
Head of Global Compliance

MANAGING DIRECTORS

Lloyd C. Blankfein
Howard A. Silverstein
Kevin W. Kennedy
Thomas E. Tuft
John P. Curtin, Jr.
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Timothy J. O'Neill
Masanori Mochida
Gregory K. Palm
Gene T. Sykes
David A. Viniar
John S. Weinberg
Sharmin Mossavar-Rahmani
Armen A. Avanessians*
Gary D. Cohn*
Christopher A. Cole
Henry Cornell
J. Michael Evans
Michael S. Sherwood
Esta E. Stecher
Byron D. Trott*
Tracy R. Wolstencroft
Terence J. O'Neill
Milton R. Berlinski
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen
E. Gerald Corrigan
Philip M. Darivoff
Glenn P. Earle
Charles P. Eve
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
David B. Heller
Timothy J. Ingrassia
Robert C. Jones
Bruce M. Larson
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
Sanjay H. Patel*
Richard M. Ruzika
Muneer A. Satter
Howard B. Schiller
John P. Shaughnessy
Theodore T. Sotir
Marc A. Spilker
Susan A. Willetts
W. Thomas York, Jr.
Philippe J. Altuzarra
Jonathan A. Beinner
Andrew S. Berman
Steven M. Bunson
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius*
Karlo J. Duvnjak
Isabelle Ealet*
Elizabeth C. Fascitelli
Oliver L. Frankel
H. John Gilbertson, Jr.
Celeste A. Guth
Gregory T. Hoogkamp
William L. Jacob III
Andrew J. Kaiser
Robert C. King, Jr.
Mitchell J. Lieberman
Francisco Lopez-Balboa
Antigone Loudiadis
John A. Mahoney
Charles G.R. Manby
Stephen J. McGuinness
J. William McMahon
Donald J. Mulvihill
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers*
Michael M. Smith
Michael A. Troy
Kaysie P. Uniacke
Haruko Watanuki
Todd A. Williams
Paolo Zannoni
Yoel Zaoui
Peter C. Aberg
Frances R. Bermanzohn*
Robert A. Berry
Craig W. Broderick
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr
Kent A. Clark
Edith W. Cooper*
John S. Daly
Simon P. Dingemans
Jana Hale Doty
Gordon E. Dyal
Michael P. Esposito
Steven M. Feldman
Matthew T. Fremont-Smith
Andrew M. Gordon

** Partnership Committee Member*

Board Members, Officers and Directors

David J. Greenwald*
Roger C. Harper
Maykin Ho
Timothy E. Hodgson
Robert D. Hormats
James A. Hudis
David J. Kostin
Paulo C. Leme
Hughes B. Lepic
Robert J. Markwick
Kathy M. Matsui
Geraldine F. McManus
Jeffrey M. Moslow
Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Paul M. Russo
Gary B. Schermerhorn
Steven M. Scopellite*
Ravi Sinha*
Edward M. Siskind
Sarah E. Smith*
Steven H. Strongin*
Patrick Sullivan
Daisuke Toki
John J. Vaske
Hsueh Ming Wang
Tetsufumi Yamakawa
R. Douglas Henderson
Eileen Rominger*
David M. Solomon
Karen R. Cook
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Stuart N. Bernstein
Alison L. Bott
Mary D. Byron
Mark M. Carhart
Thomas G. Connolly
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
James A. Fitzpatrick
Lorenzo Grabau
Peter W. Grieve
Keith L. Hayes
Bruce A. Heyman
Daniel E. Holland III
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
Timothy M. Kingston
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Robert S. Mancini
Richard P. McNeil
Michael R. Miele
Suok J. Noh
Geoffrey M. Parker
David B. Philip
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Ivan Ross
Katsunori Sago
Pablo J. Salame
Jeffrey W. Schroeder
Harvey M. Schwartz
Karen D. Seitz
Trevor A. Smith
Shahriar Tadjbakhsh
Massimo Tononi
Donald J. Truesdale
John S. Willian
Andrew F. Wilson
Paul M. Young
Thomas J. Kenny
Jack Levy
Mark F. Dehnert
Michael H. Siegel
Matthew C. Westerman*
Jason H. Ekaireb
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Yusuf A. Alireza*
John A. Ashdown
William A. Badia
Christopher M. Barter
John D. Bertuzzi
Elizabeth E. Beshel
Alan J. Brazil
W. Reed Chisholm II
Jane P. Chwick
Peter H. Comisar
Brahm S. Cramer
Nicholas P. Crapp
Michael D. Daffey*
Jean A. De Pourtales
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Robert K. Frumkes
Richard A. Genna
Robert R. Gheewalla
Gary T. Giglio
Michael J. Graziano
Peter Gross
Douglas C. Heidt
Peter C. Herbert
Kenneth W. Hitchner
Philip Holzer
Fred Zuliu Hu
Walter A. Jackson
Andrew R. Jessop
Peter T. Johnston
Roy R. Joseph
James C. Katzman
Gioia M. Kennett
Shigeki Kiritani*
Gregory D. Lee
Todd W. Leland
Johan H. Leven
George C. Liberopoulos
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Peter B. MacDonald
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
James A. McNamara
Robert A. McTamaney
Leslie S. Nelson
Fergal J. O'Driscoll
L. Peter O'Hagan
Nigel M. O'Sullivan
James R. Paradise
Philip A. Raper
Michael J. Richman
Michael S. Rotter
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons
Johannes R. Sulzberger
Caroline H. Taylor
Peter K. Tomozawa
Eiji Ueda
Lucas van Praag
Ashok Varadhan*
Casper W. Von Koskull
Gregg S. Weinstein
Martin M. Werner
C. Howard Wietschner
Kurt D. Winkelmann
Wassim G. Younan*
Brian Duggan
Donald W. Himpele
Christopher P. Sullivan
Harry Silver
Donald R. Mullen
Alison J. Mass
Ben I. Adler
Philip S. Armstrong
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Paul D. Bernard
Joseph M. Busuttil
Jin Yong Cai*
Valentino D. Carlotti
James B. Clark
Linda S. Daines
Stephen Davies
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Luca D. Ferrari
David A. Fishman
Orit P. Freedman
Enrico S. Gaglioti
Gregg A. Gonsalves
Stefan Green
David J. Grounsell
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
Melina E. Higgins
Margaret J. Holen
Sean C. Hoover
Kenneth L. Josselyn
Toshinobu Kasai
Eric S. Lane*
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink

**Partnership Committee Member*

Board Members, Officers and Directors

Christopher J. Magarro
Allan S. Marson
Robert A. Mass
George N. Mattson
Gerald C. McNamara, Jr.
Bernard A. Mensah
Julian R. Metherell
J. Ronald Morgan, III
James P. Morris
Rie Murayama
Jeffrey P. Nedelman
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Archie W. Parnell
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Jeffrey A. Resnick
Thomas S. Riggs, III
David C. Ryan
David M. Ryan
Susan J. Scher
Stephen M. Scherr*
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Raymond B. Strong, III
Nicolas F. Tiffou
David H. Voon
John E. Waldron
Robert P. Wall
Michael W. Warren
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
Edward R. Wilkinson
Timothy H. Moe
Matthew H. Cyzer
Phillip S. Hylander
Larry M. Kellerman
Gene Reilly
Hilary E. Ackermann
Jeffrey D. Adams
Charles Baillie
Bernardo Bailo
Stacy Bash-Polley*
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter
Timothy J. Bridges
David D. Buckley
Nicholas F. Burgin

Gerald J. Cardinale
Lik Shuen David Chan
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Giorgio De Santis
Bradley S. DeFoor
Alvaro del Castano
Robert K. Ehudin
Kathy G. Elsesser*
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Timothy T. Furey
Gonzalo R. Garcia
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones
Alan S. Kava
J. Christopher A. Kojima
Kazuaki Kojima
Takahiro Komatsu
Simon M. Lamb
Rudolf N. Lang
Brian J. Lee
George C. Lee
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman
Paula B. Madoff
Puneet Malhi
Simon I. Mansfield
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow
Marc O. Nachmann
Erik F. Nielsen
James B. Otness
Steven M. Pinkos

Andrew F. Pyne
Jean Raby
Richard J. Revell
Kirk L. Rimer
David J. Rosenblum
Marc A. Rothenberg
Matthew L. Schroeder
Daniel M. Shefter
Guy C. Slimmon
Joseph F. Squeri
Christoph W. Stanger
Chase O. Stevenson
Richard J. Stingi
Roland W. Tegeder
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Elisha Wiesel
Neil J. Wright
Denise A. Wyllie
Marina L. Roesler
Sanaz Zaimi
Sheila H. Patel
Thomas V. Conigliaro
Olusegun O. Aganga
Mark E. Agne
Gareth W. Bater
Oliver R. Bolitho
Sally A. Boyle
Lester R. Brafman
Cynthia A. Brower
Randall S. Burkert
Philippe L. Camu
John W. Cembrook
Robert J. Ceremsak
James R. Cielinski
William J. Conley, Jr.
Colin J. Corgan
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann
L. Brooks Entwistle
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Kieu L. Frisby
Timur F. Galen
Rachel C. Golder
Kevin J. Guidotti
Vishal Gupta*
Elizabeth M. Hammack
Kenneth L. Hirsch

Robert Howard
Kevin M. Jordan
James P. Kenney
Steven E. Kent
Yasuro K. Koizumi
Robert A. Koort
Brian J. Lahey
Jonathan A. Langer
Hugh J. Lawson
Ronald Lee
Deborah R. Leone
Thomas R. Lynch
Peter J. Lyon
Alexander M. Marshall
James P. McCarthy
Dermot W. McDonogh
Scott E. Molin
Arjun N. Murti
Craig J. Nossel
Peter C. Oppenheimer
John M. Perlowski
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Louisa G. Ritter
Lisa A. Rotenberg
Pamela S. Ryan
Josephine Scesney
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Gavin Simms
Alec P. Stais
Laurence Stein
Patrick M. Street
Morgan C. Sze
Thomas D. Teles
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Eileen M. Dillon
Deborah B. Wilkens
Samuel J. Wisnia
Shinichi Yokote
Peter J. Zangari
Alan M. Cohen
Michiel P. Lap
Peter E. Scialla
Helena Koo
Dhruv Narain

Partnership Committee Member

Board Members, Officers and Directors

Reinhard B. Koester
Stefan R. Bollinger
Linnea K. Conrad
Gregory B. Carey
Paul R. Aaron
Koichiro Abe
Andrew W. Alford
Fareed T. Ali
William D. Anderson, Jr.
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Leslie A. Biddle
Susan G. Bowers
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Patrick T. Briody
Adam J. Brooks
Jason M. Brown
Nancy D. Browne
Elizabeth M. Burban
Anthony Cammarata, Jr.
David C. Carlebach
Donald J. Casturo
James R. Charnley
Martin Cher
Matthew J. Clark
Ann S. Costello
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Karl M. Devine
Aidan P. Dunn
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Nigel K. Faulkner
Jose M. Fernandez
Wolfgang Fink
Silverio Foresi
Dino Fusco
James R. Garman
Kevin S. Gasvoda
Paul E. Germain
Sarah J. Gray
Jason R. Haas
Edward G. Hadden
Thomas E. Halverson
Eric I. Hamou

Jan Hatzius
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
Robyn A. Huffman
Alastair J. Hunt
Leonid Ioffe
David L. Jasper
Steffen J. Kastner
Christopher M. Keogh
Bjorn P. Killmer
Peter Kimpel
Scott G. Kolar
Annette L. Krassner
Gregory Kuppenheimer
Linda A. LaGorga
Harvey Chi Chung Lee
Joseph B. Lee
Eugene H. Leouzon
Wayne M. Leslie
John S. Lindfors
Iain Lindsay
Michael C. Liou
Hugo P. MacNeill
Arline Mann
Kevin T. McGuire
Thomas J. McLaughlin
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Christina P. Minnis
Yumiko Murakami
Kenichi Nagasu
Massimiliano Nardulli
Kiele E. Neas
Ted K. Neely II
Michael L. November
Toru Okabe
Konstantinos N. Pantazopoulos
Robert D. Patch
Bruce B. Petersen
Cameron P. Poetzscher
Kenneth A. Pontarelli
Vijay C. Popat
Lora J. Price
Lorin P. Radtke
Deepak K. Rao
Buckley T. Ratchford
Luigi G. Rizzo
J. Timothy Romer
Howard M. Rowe
Robert W. Savage
John R. Sawtell
Alexander Schrantz

Paul D. Scialla
Lewis M. Segal
Harvey S. Shapiro
Keith A. Shultis
Suhail A. Sikhtian
Norborne G. Smith III
Ying Ying Glenda So
David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Yozo Tachibana
Adam L. Taetle
Pawan Tewari
Terrence P. Travis
Damian J. Valentino
Paul Walker
Dominic A. Wilson
Gavin E. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Pei Pei Yu
Xing Zhang
Hector E. Negroni
R. Martin Chavez
Atosa Moini
Edward Madara III
Stephen J. O'Flaherty
Court E. Golumbic
Alasdair J. Warren
Yoshiyuki Hoshino
Ian Gilday
Dorothee Blessing
Amar Kuchinad
Marshall Smith
Robert K. Jacobsen
Charles F. Adams
Richard A. Kimball, Jr.
Kent D. Daniel
Min Hee Kim
Chicco Di Stasi
Nancy Gloor
Guy M. du Parc Braham
Thomas J. Stein
Farid Pasha
Nick S. Advani
Sang Gyun Ahn
Analisa M. Allen
Mark A. Allen
Ichiro Amano
Andrea Anselmetti

Lori H. Arndt
Akihiko Asami
Jeffrey D. Barnett
Stephanie K. Bell-Rose
Tracey E. Benford
Gaurav Bhandari
Marc O. Boheim
Vivek Bohra
Ralane F. Bonn
Patricia L. Bowden
John E. Bowman III
Oonagh T. Bradley
Samuel S. Britton
Russell A. Broome
Torrey J. Browder
Derek T. Brown
Samantha R. Brown
Steve M. Bunkin
Mark J. Buono
Charles E. Burrows
Shawn P. Byron
Jason G. Cahilly
Marguarite A. Carmody
Stuart A. Cash
Christopher L. Castello
Nien Tze Elizabeth Chen
Chul Chung
Denis P. Coleman III
Kevin P. Connors
Richard N. Cormack
James V. Covello
Christian P. de Haaij
Mark E. DeNatale
Olaf Diaz-Pintado
Albert F. Dombrowski
Katinka I. Domotorffy
Keith Douglas
Daniel A. Dreyfus
Henrik G. Ehrnrooth
David P. Eisman
Carl Faker
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Samuel W. Finkelstein
Peter E. Finn
Yuji Fujimori
Sean J. Gallagher
Ivan C. Gallegos Rivas
James P. Ganley
Francesco U. Garzarelli
Basil P. Geoghegan
Michelle Gill
Alicia K. Glen

Board Members, Officers and Directors

Francisco X. Gonzalez
Jason A. Gottlieb
Maria M. Grant
Christoph Gugelmann
John D. Haase
Mark K. Hancock
Martin Hintze
Todd Hohman
James P. Houghton
Bradley Hunt
Christopher E. Hussey
Etsuko Kanayama
Hiroyuki Kaneda
Maria Karahalis
Dimitrios Kavvathas
C. Annette Kelton
Scott E. Kilgallen
John J. Kim
Hideki Kinuhata
Michael E. Koester
John N. Kolz
Christopher P. Lalli
Roy I. Lapidus
Geoffrey C. Lee
Laurent Lellouche
Jesse H. Lentchner
John R. Levene
Bradford S. Levy
Terence M. Lim
Hao Cheng Liu
Lindsay P. LoBue
Joseph W. Macaione
Ian W. MacLeod
David M. Marcinek
Marvin Markus
Roger C. Matthews, Jr.
Thomas F. Matthias
F. Scott McDermott
John J. McGuire, Jr.
Sean T. McHugh
Carolina Minio-Paluello
James G. Mitchell
David R. Mittelbusher
Bryan P. Mix
Junko Mori
Takashi Murata
Massoud Mussavian
Amol S. Naik
Basant Nanda
Michael T. Nartey
Chiang-Ling Ng
Junya Nishiwaki
Masatomo Odagawa
Tosa Ogbomo
Mitsunari Okamoto
Husnu H. Okvuran
Jennifer A. Padovani
Fred B. Parish, Jr.
Martin A. Pennay
Nicholas W. Phillips
Louis Piliego
Michelle H. Pinggera
M. Louise Pitt
James F. Radecki
Richard N. Ramsden
Carl J. Reed
Andrew D. Richard
Scott A. Romanoff
Michael J. Rost
David T. Rusoff
Ankur A. Sahu
Guy E. Saidenberg
Julian Salisbury
Brian J. Saluzzo
David A. Schwimmer
David D. Seeberan
Rebecca M. Shaghalian
Magid N. Shenouda
Hiroyuki Shimizu
Michael L. Simpson
Barry Sklar
Jeremy S. Sloan
Mark R. Sorrell
John D. Storey
Jonathan W. Summers
Ram K. Sundaram
Tatsuya Suzuki
Michael J. Swenson
Joseph D. Swift
Henry Seiichi Takata
Jasper Tans
Eric N. Tavel
Cory W. Thackeray
Klaus B. Toft
Jeffrey M. Tomasi
David G. Torrible
John H. Tribolati
Suzette M. Unger
Leo J. Van Der Linden
Lai Kun Judy Vas Chau
Simone Verri
Toby C. Watson
Teresa M. Wilkinson
Oliver C. Will
Joel M. Wine
Andrew E. Wolff
Jennifer O. Youde
Thomas G. Young
Han Song Zhu
Lauren J. Zucker
Hidehiro Imatsu
Pekka I. Soininen
Steven A. Mayer
Kenneth N. Murphy
Mitsuo Kojima
Michael T. Smith
Thomas G. Fruge
Kenichiro Yoshida
Clifford D. Schlesinger
Krishnamurthy Sudarshan
Paul A. Bartlett
Maziar Minovi
Steven Ricciardi
Tuan Lam
Saad Ashraf
Todd E. Eagle
Jess T. Fardella
Robin Rousseau
Kristin F. Gannon
Charles W. Lockyer
Adam S. Clayton
Stefan Dorfmeister
Jonathan M. Penkin
Mark R. Etherington
Laurent Bouaziz
Craig W. Packer
David A. George
Michael Rimland
Keith Ackerman
Carlos Pertejo
Reza Ali
Dojin Kim
Massimo Della Ragione
Vesna Nevistic
Chang-Po Yang
Fadi Abuali
Kevin L. Adams
Elif A. Aktug
Christian S. Alexander
David Z. Alter
Vincent L. Amatulli
Rajesh Amin
Koral Anderson
Kulbir S. Arora
Ramaz A. Ashurov
Paul E. Bachman
Andrew J. Bagley
Susan E. Balogh
Jennifer A. Barbetta
Ali K. Bastani
Gerard M. Beatty
Henry Becker, Jr.
Roger S. Begelman
Oliver B. Benkert
Avanish R. Bhavsar
Christopher E. Blume
Shane M. Bolton
Peter V. Bonanno
William C. Bousquette, Jr.
Patrick T. Boyle
Stephen Branton-Speak
Simon A. Bregazzi
Emmanuel Bresson
Benjamin R. Broadbent
Janet A. Broeckel
Richard J. Butland
Jon Butler
Joseph A. Camarda
Roy E. Campbell II
John H. Chartres
Martin E. Chavez
Alex S. Chi
Steven N. Cho
Gary W. Chropuvka
Teresa Clarke Ellis
Jesse H. Cole
Brian M. Coleman
Cyril Cottu
Vijay B. Culas
Kyle R. Czepiel
Manda J. D'Agata
John F. Daly
Rajeev R. Das
Michael J. Daum
Nicola A. Davies
Craig M. Delizia
Stacey Ann DeMatteis
Michael Dinias
Iain N. Drayton
Christina Drews
Vance M. Duigan
Steven T. Elia
Harry Eliades
Suzanne Escousse
Steven A. Ferjentsik
Carlos Fernandez-Aller
Gregory C. Ferrero
Sarah J. Friar
David A. Friedland
Elizabeth Gilbert
Masaki Gobayashi
John H. Godfrey
Juan D. Gomez-Villalba
Maria V. Gordon
Roberta M. Goss
Paul Graves

Board Members, Officers and Directors

Philip W. Grovit
Jonathan J. Hall
Dylan S. Halterlein
Magnus C. Hardeberg
Norman A. Hardie
Kandace K. Heck
Ali G. Hedayat
Ryan H. Holsheimer
Harold P. Hope III
Gregory P. Hopper
Ericka T. Horan
Joanne Howard
Stephanie Hui
Paul Humphreys
Irfan S. Hussain
Kota Igarashi
Tsuyoshi Inoue
Makoto Ito
Kathleen Jack
Matthew A. Jaume
Tanweer Kabir
Christian Kames
Raymond W. Kamrath
Afwa D. Kandawire
Nicola S. Kane
Henry Wen-Herng King
Andrew J. Kleeger
Herman R. Klein Wassink
Edward C. Knight
Akiko Koda
Ravi G. Krishnan
Jorg H. Kukies
Shiv Kumar
Svetlana Kurilova
Edwin Wing-Tang Kwok
David W. Lang
Nyron Z. Latif
Matthew D. Leavitt
David A. Lehman
Leland Lim
Alexander G. Loosley
David B. Ludwig
John H. Ma
Aedan M. MacGreevy
Raghav Maliah
Matthew F. Mallgrave
Karim H. Manji
Scott D. Marchakitus
Fabio N. Mariani
Ramnek S. Matharu
Shogo Matsuzawa
Thomas C. Mazarakis
Patrick S. McClymont
John E. McGarry
Shane McKenna
Penny A. McSpadden
Celine-Marie G. Mechain
Simon H. Moseley
Jeff Mullen
Yoshie Naumann
Edward T. Naylor
Graham H. Officer
Maire M. O'Neill
Lisa Opoku
Gerald B. Ouderkirk III
Martin C. Pankau
Charles L. Park
Jae Hyuk Park
Francesco Pascuzzi
Zara Pratley
Curtis S. Probst
Lisa Rabbe
Jeffrey Rabinowitz
Lawrence J. Restieri, Jr.
Lloyd S. Reynolds
Samuel D. Robinson
Philippa A. Rogers
Michael E. Ronen
Adam C. Rosenberg
Wendy E. Sacks
Ricardo Salaman
Thierry Sancier
David J. Santina
Kara Saxon
Ian M. Schmidek
Paul E. Schurman
Steven M. Schwartz
Stephen B. Scobie
Devesh P. Shah
Judith L. Shandling
Adrianne W. Shapira
Graham P. Shaw
Steven R. Sher
Justin W. Slatky
Radford Small
Ian G. Smith
Ramsey D. Smith
Robert A. Sorrell
Kevin M. Sterling
Robert M. Suss
J. Richard Suth
Yusuke Takahashi
Daiki Takayama
Tin Hsien Tan
Renaud Tartanson
Megan M. Taylor
Richard J. Taylor
Maria Teresa Tejada
Timothy H. Thornton
Oliver Thym
Ingrid C. Tierens
Nadia Titarchuk
Joseph K. Todd
Mark R. Tolette
Hiroyuki Tomokiyo
Jill L. Toporek
David Townshend
Patrick M. Tribolet
Richard J. Tufft
Michael S. Turok
Klaus Umek
Toshihiko Umetani
John P. Underwood
Thomas S. Vandever
Richard C. Vanecek
Massimiliano Veneziani
Kurt J. Von Holzhausen
Nicholas H. von Moltke
Daniel Wainstein
Timothy D. Walding
Fred Waldman
Kevin A. Walker
Daniel S. Weiner
Owen O. West
Alan S. Wilmit
David T. Wilson
Edward C. Wilson
Donna A. Winston
Carinne S. Withey
Christopher D. Woolley
Brendan Wootten
John M. Yae
Haitao Zhai
Salvatore T. Lentini
Gregg J. Felton
David N. Frechette
Will E. Matthews
Brendan M. McGovern
Shigemitsu Sugisaki
Takashi Yoshimura
James M. Li
Drake Pike
James W. Wight
Alexander Dubitsky
Xuan Karen Fang
David K. Cheung
Matthew C. Schwab
Stephen Graham
Khaled Eldabag
Julie A. Harris
Takeshi Yamamoto
William L. Blais
Alla Gil
Michael S. Swell
Tamim H. Al-Kawari
John C. Shaffer
Damien Liebaut
William F. Spoor
Erich Bluhm
David G. McDonald
Ezra Nahum
Dina H. Powell
Anthony Gutman
Steve Sang Yong Park
Peter C. Russell
Celeste J. Tambaro
Michael M. Furth
James P. Kelly
Andrew Wilkinson
Eric M. Kirsch
Gregory P. Lee
Alexis Maged
Wai Cheong Shum
Randall L.J. Yasny
Jason B. Mollin
Robert M. Pulford
Paul A. Craven
Maximillian C. Justicz
Adriano C. Piccinin
Patrick Tassin de Nonneville
Gabriel Perahia
Diego E. Ferro
David M. Inggs
James M. Karp
Chetan Bhandari
Edward B. Droesch
Timothy J. Talkington
Daniel J. Bingham
Sergei S. Stankovski
Jonathan R. Symonds
Kyu Sang Cho
Ji Hyung Lee
Gerald Messier
Steven Tulip
David R. Cukierman
Konstantinos Skouras
Andrea Vella
Serge Marquie
Clarke D. Adams
Karl J. Robijns
Jeff R. Stolz
Timothy Callahan
Markus L. Aakko
Yotaro Agari
Julian C. Allen
Joanne L. Alma

Board Members, Officers and Directors

Nicholas Alston
Quentin Andre
Alexandra J. Anido
Sergei Arsenyev
Aaron M. Arth
George Assaly
Arun J. Assumall
Victoria J. Attwood Scott
Ian T. Bailey
Vivek J. Bantwal
Michael H. Bartsch
Philip G. Beatty
Caroline R. Benton
Philip R. Berlinski
Neeti Bhalla
Brian W. Bolster
Timothy J. Bowler
Sharon A. Bradley
C. Kane Brenan
Kristin L. Breuss
Michael J. Buchanan
Donna Burns
Stephen P. Byrne, Jr.
Roberto Caccia
Francesco Cafagna
Michael A. Cagnassola
Alfredo A. Capote
Christian H. Carl
Jimmy R. Carlberg
Glen T. Casey
Chia-Lin Chang
Christian Channell
Westley D. Chapman
Eva Chau
David Chou
Thalia Chryssikou
Michael J. Civitella
Luke E. Clayton
Remi Colinmaire
Kathleen A. Connolly
John G. Creaton
Cecile Crochu
Gavin S. Da Cunha
Lauren Dang
Anne Marie B. Darling
Paul S. Davies
Andrew K. Davilman
Bruno P. De Kegel
Matthew P. DeFusco
Daniel Deng
Thomas Deng
Jeffrey L. Dodge
Jonathan G. Donne
William P. Douglas
Andrew J. Duke
Mary L. Dupay
Alessandro Dusi
Mark S. Edwards
Babak Eftekhari
Jonathan M. Egol
Akishige Eguchi
Halil Emecen
Andre Eriksson
Kazunobu Ezawa
Thomas D. Ferguson
David P. Ferris
Jonathan H. Fine
David A. Fox
Jay A. Friedman
Timothy Gallagher
Ramani Ganesh
Maria Paola Garbarino
Huntley Garriott
Belinda S. Gaynor
Maksim Gelfer
Gabe E. Gelman
Jean-Christophe Germani
Donald G. Gervais, Jr.
Tamilla F. Ghodsi
Federico J. Gilly
Marc C. Gilly
John L. Glover III
David J. Goldburg
Melissa Goldman
Edward J. Goldthorpe
Richard C. Govers
Bennett Grau
Bradley J. Gross
Franz A. Hall
Patrick P. Hargreaves
Arni G. Hauksson
Vicky M. Hayes
Michael L. Hensch
Steven P. Herrup
Ning Hong
Douglas Horlick
Pierre Hudry
Jonathan O. Hughes
Yuji Ito
Brian J. Jacoby
Andrius Jankunas
Dominique M. Jooris
Rajiv K. Kamilla
Brian A. Kane
Amna Karim
Vijay M. Karnani
Noriko Kawamura
Dirk-Jan J. Keijer
William P. Keirstead
Shuya Kekke
Prashant R. Khemka
Vivien Khoo
Tammy A. Kiely
Jisuk Kim
Lee Guan Kelvin Koh
Masafumi Koike
Tsui-Li Kok
Qing Ying Kong
Vanessa L. Koo
Satoshi Kubo
Jan K. Laubjerg
Eddie Siu Wah Law
Edward J. Lawrence
Kim M. Lazaroo
Scott L. Lebovitz
Geoffery Y.A. Lee
David A. Levy
Dirk L. Lievens
Philip G.W. Lindop
David B. Lischer
Stephen I. Lucas
Patrick O. Luthi
Rory A. MacFarquhar
Whitney C. Magruder
Suneil Mahindru
Monica M. Mandelli
Richard M. Manley
Joseph S. Mauro
Matthew D. McAskin
Matthew B. McClure
Christina M. McFarland
Carolyn E. McGuire
Joseph J. McNeila
Sandeep Mehta
Francesco Mele
Jack Mendelson
Xavier C. Menguy
Lance M. Meyerowich
Rodney B. Miller
Jason Moo
Karim Moussalem
Grant R. Moyer
Gersoni A. Munhoz
Michael Nachmani
Kazuya Nagasawa
Kazuma Naito
Rishi Nangalia
Allison F. Nathan
Dario Negri
Emmanuel P. Niogret
Chris Oberoi
Dimitri Offengenden
Jun Ohama
Gregory G. Olafson
Beverly L. O'Toole
Daniel A. Ottensoser
Edward S. Pallesen
Yanis Papagiannis
Dave S. Park
Anthony W. Pasquariello
Jignesh Patel
Nirubhan Pathmanabhan
Richard A. Peacock
Vincent Shen Peng
Antonio R. Pereira
Peter J. Perrone
James R. Peters
Marco Piccioni
James F. Powell
Luis Puchol-Plaza
Sumit Rajpal
Peggy D. Rawitt
Kathleen M. Redgate
Donald C. Reed
Mark G. Retik
James H. Reynolds
Sean D. Rice
Robert E. Ritchie
Scott M. Rofey
Jeroen Rombouts
Brice M. Rosenzweig
Denis R. Roux
John M. Ruth
Douglas L. Sacks
Vikram P. Sahu
Yann Samuelides
Laura D. Sanchez
Sunil Sanghai
Luke A. Sarsfield III
Andrei M. Saunders
Richard A. Schafrann
Oliver Schiller
Martin A. Schneider
Gabriel T. Schwartz
Michael T. Seigne
Konstantin A. Shakhnovich
Richard Shannon
Wenbo Shao
Daniel A. Sharfman
Song Shen
Jonathan M. Sheridan
James Roger Francis Shipton
Faryar Shirzad
Connie J. Shoemaker
Anna K. Skoglund
Andrew J. Smith

Board Members, Officers and Directors

Courtney B. Smith
Ronny Soemitro
Bing Song
Jonathan E.H. Sorrell
Bertram N. Spence
James Kin Kong Sun
Steve Sun
Aurora J. Swithenbank
Carl H. Taniguchi
Sulian M. Tay
Mark J. Taylor
Ryan J. Thall
Robert B. Thompson
Terence Ting
Jacquelyn G. Titus
Mark C. Toomey
Kenneth A. Topping
Pamela C. Torres
Ronald Trichon, Jr.
Padideh N. Trojanow
Kenro Tsutsumi
Stellar K. Tucker
Peter van der Goes, Jr.
Damien R. Vanderwilt
Ram S. Venkateswaran
Gerard N. Von Dohlen, Jr.
Christoph von Reiche
Elizabeth S. Wahab
Sherif J. Wahba
John M. Wang
Zhixue Josh Wang
Michael L. Warren
Haruko Watanabe
Russell J. Watson
Simon R. Watson
Vivien Webb Wong
Peter A. Weidman
Karl D. Wianecki
Rory L. Wilfork
Gavin A. Wills
Steven D. Winegar
Kenneth Hong Kit Wong
Stephen T.C. Wong
Xin Xia
Shunichi Yamada
Kentaro Yamagishi
Raymond L. Yin
Ka Yan Wilfred Yiu
Hisaaki Yokoo
Hsin Yue Yong
Sergei Zhiltsov
George F. Travers
Vinit Sahni
Rafael I. de Fex
Mary Pang
Toshio Okumura
Andre Laport Ribeiro
Giuseppe Bivona
Joseph Chow
Beatriz Sanchez
Ramon Perez
Ricardo Mora
Joseph A. Stern
Hans-Alexander Graf von Sponeck
Ian H. Donaldson
Jeffrey L. Verschleiser
Jeffrey B. Andreski
Graeme C. Jeffery
Albert J. Cass, III
Hidefumi Fukuda
Matthew Malloy
Rondy Jennings
Peeyush Misra
Ellen G. Cooper
Aniruddh Gupta
Neil C. Kearns
Jeffrey M. Scruggs
Joseph M. Spinelli
Teresa Teague
Ritsubun Koda
Atanas Bostandjiev
Antonio F. Esteves
Joshua Easterly
Kevin Shone
Caglayan Cetin
Aya Stark Hamilton
Alan Zagury
Mary Anne Choo
Daniel J. Rothman
Kaven Leung
Angelo Haritsis
Hiroyasu Oshima
Jami Rubin
Colin J. Greene
Ajay Sondhi
Philippe Challande
Marc d'Andlau
Lancelot M. Braunstein
Eric L. Hirschfield
Charles A. Irwin
Robert D. Boroujerdi
Christopher Pilot
Chong Lee Tan
Francesco Adiliberti
Arthur Ambrose
Graham N. Ambrose
Christian H. Andersson
Steven Angel
Anna Gabriella C. Antici
Jason S. Armstrong
Gregory A. Asikainen
David J. Atkinson
Christopher T. Bae
Heather L. Beckman
Karim Bennani
David L. Berdon
Shomick D. Bhattacharya
David C. Bicarregui
Miguel A. Bilbao
Robert J. Biro
Matthias B. Bock
Jason H. Brauth
William Brennan
Justin M. Brickwood
Michael G. Broadbery
Adam B. Broder
Michael R. Brooke
Shoqat Bunglawala
Neil T. Callan
Anthony Campagna
Scott A. Carroll
David Castelblanco
Rishi Chadda
Thomas H. Chan
Michael L. Chandler
Toby J. Chapman
Omar J. Chaudhary
Hyung-Jin Chung
Giacomo Ciampolini
Samara P. Cohen
Stephanie E. Cohen
Richard Cohn
James M. Conti
David Coulson
James O. Coulton
Robert Crane
Nicholas T. Cullen, III
Rajesh R. Darak
Thomas J. Davis
Ann M. Dennison
Michael J. DesMarais
Sheetal Dhanuka
Pamela S. Dickstein
Robert Drake-Brockman
Yuichiro Eda
Robert W. Ehrhart
Eric Elbaz
Edward A. Emerson
Mark A. Emmins
James Fauset
Michael T. Feldman
Thomas J. Fennimore
Andrew B. Fontein
Sarah Forrest
Salvatore Fortunato
Sheara J. Fredman
Michael L. Freeborn
Thomas S. Friedberger
Jacques Gabillon
Christian Gaertner
April E. Galda
Dean M. Galligan
Matthew R. Gibson
Jeffrey M. Gido
Tyler E. Ginn
Nick V. Giovanni
Thomas H. Glanfield
Boon Leng Goh
Alexander S. Golten
Esteban T. Gorondi
Charles J. Graham
Eric S. Greenberg
Wade G. Griggs, III
Charles Gunawan
Ralf Hafner
Jeffrey D. Hamilton
Christine M. Hamner
Kathryn Hanna
Joanne Hannaford
Nicholas M. Harper
Honora M. Harvey
Takashi Hatanaka
Jeffrey R. Haughton
Bernhard Herdes
Jason T. Herman
Charles P. Himmelberg
Timothy R. Hodge
Russell W. Horwitz
Ronald J. Howard
Vivien Huang
Russell E. Hutchinson
Tetsuji Ichimori
Elena Ivanova
Tomohiro Iwata
Vijay Iyengar
Maria S. Jelescu
Steve Jeneste
Thomas F. Jessop
Kara R. Johnston
Denis Joly
Eric S. Jordan
D. Seth Kammerman
Johannes A. Kaps
Lauren Karp
Anil C. Karpal
Edward W. Kelly

Board Members, Officers and Directors

Robert W. Keogh
Aasem G. Khalil
Arlen Khodadadi
Donough Kilmurray
Lorence H. Kim
Tobias Koester
Adam M. Korn
Paul Kornfeld
Ewa Kozicz
Ulrich R. Kratz
Florence Kui
Glen M. Kujawski
Dheeraj Kunchala
Michael E. Kurlander
Jeffrey M. Laborde
Cory H. Laing
Meena K. Lakdawala
Richard N. Lamming
Francesca Lanza
Sarah C. Lawlor
Benjamin Leahy
Timothy M. Leahy
Dominic J. Lee
Jason Lee
Lakith R. Leelasena
Edward K. Leh
Philippe H. Lenoble
Eugeny Levinzon
David H. Loeb
Ning Ma
John G. Madsen
Brian M. Margulies
Michael C. Marsh
Kim Mathew
David W. May
Adam J. Mazur
Ryan L. McCorvie
Robert A. McEvoy
William T. McIntire
Christopher G. Mckey
Christopher L. Mikosh
Paul J. Miller
Girish Mithran
Yutaka Miura
Joseph Montesano
Juan Mora
Jennifer L. Moyer
David J. Mullane
Eric D. Muller
T. Clark Munnell, Jr.
Guy A. Nachtomi
Rohit Narang
Jyothsna G. Natauri
Jeffrey R. Nazzaro
Carey Nemeth
John M. O'Connell
Kristin A. Olson
Ashot A. Ordukhanyan
Kevin W. Pamensky
Nash Panchal
Adam C. Peakes
Ali Peera
Tracey A. Perini
Edward J. Perkin
Philippe B. Petit
Jonathan G. Pierce
Dhruv Piplani
Marcelo D. Pizzimbono
Dmitri Potishko
Siddharth P. Prabhu
Philip B. Prince
M. C. Raazi
Marc-Olivier Regulla
Francois J. Rigou
Stuart Riley
Richard R. Robison
Tami B. Rosen
Santiago J. Rubin
Howard H. Russell
Natasha P. Sai
Deeb A. Salem
Christian D. Salomone
Krishnan P. Sankaran
Timothy K. Saunders, Jr.
Peter Scheman
Pedro E. Scherer
Stephanie R. Schueppert
Hugo P. Scott-Gall
Gaurav Seth
Kiran V. Shah
Raj Shah
Roopesh K. Shah
Takehisa Shimada
Tomoya Shimizu
Nameer A. Siddiqui
David A. Sievers
Brigit L. Simler
David I. Simpson
Jason E. Singer
Ajay A. Singh
Todd W. Slattery
Kevin J. Sofield
David R. Spurr
Scott A. Stanford
Michael H. Stanley
Matthew F. Stanton
Haydn P. Stedman
Umesh Subramanian
Kathryn E. Sweeney
Teppei Takanabe
Troy S. Thornton
Ben W. Thorpe
Christine C. Tomas
Matthew E. Tropp
Mark C. Valentine
Charles-Eduard van Rossum
Mark A. Van Wyk
Jonathan R. Vanica
Rajesh Venkataramani
Adrien Vesval
John R. Vitha II
Katherine M. Walker
Yang Wang
Edward P. Wasserman
Brent D. Watson
Nicole A. Weeldreyer
John A. Weir
Noah Y. Weisberger
Ellis Whipple
Matthew F. Wilhelm
Pansy Piao Wong
Yat Wai Wu
Andrew P. Wyke
Junji Yamamoto
Seigo Yamasaki
Xi Ye
Daniel Yealland
Susan Yung
Maoqi Zhang
Xiaoyin Zhang
Helen Zhu
Robert Allard
Paul Ferrarese
Alireza Zaimi

Directors, Advisors and Offices

ADVISORY DIRECTORS
Eric S. Dobkin
Jonathan L. Cohen
Alan A. Shuch
Robert E. Higgins
Carlos A. Cordeiro
Timothy G. Freshwater
Paul S. Efron
Patrick J. Ward
Anthony Lauto
Robert J. Pace
Randolph L. Cowen
Juan A. del Rivero
Robert B. Litterman
John J. Powers
Michael S. Wishart
Taneki Ono

Peter D. Sutherland KCMG
Chairman of Goldman Sachs International

Akio Asuke
Chairman of Goldman Sachs Japan Co., Ltd.

SENIOR DIRECTORS
John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
George M. Ross
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robin Neustein
Robert Hurst
Peter M. Sacerdote
Robert S. Kaplan
Suzanne M. Nora Johnson
Jon Winkelried

BOARD OF INTERNATIONAL ADVISORS
Ambassador Eduardo Aninat
Dr. Ziad Bahaa-Eldin
Efthymios Christodoulou
Keki Dadiseth
Charles de Croisset
Guillermo de la Dehesa
Vladimír Dlouhý
Walter W. Driver Jr.
Oscar Fanjul
Jaime García-Parra
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Professor Otmar Issing
Klaus Luft
Kazimierz Marcinkiewicz
Mario Monti
Karel van Miert
Dr. Ludolf v. Wartenberg

Charles Curran, A.C.
Ian Macfarlane, A.C.
International Advisors to Goldman Sachs JBWere

OFFICES
Atlanta
Auckland*
Bangalore
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Doha
Dubai
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
London
Los Angeles
Madrid
Melbourne*
Mexico City
Miami
Milan
Moscow
Mumbai
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney*
Taipei
Tampa
Tel Aviv
Tokyo
Toronto
Washington, D.C.
Zurich

* *Goldman Sachs JBWere*

Shareholder Information

EXECUTIVE OFFICES

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

COMMON STOCK

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

SHAREHOLDER INQUIRIES

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via email at gs-investor-relations@gs.com or by calling 1-212-902-0300.

2008 ANNUAL REPORT ON FORM 10-K

Copies of the firm's 2008 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.gs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via email at gs-investor-relations@gs.com or by calling 1-212-902-0300.

SEC CERTIFICATIONS

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Goldman Sachs Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the firm's 2008 Annual Report on Form 10-K.

NYSE CERTIFICATION

In April 2008, the Chief Executive Officer of The Goldman Sachs Group, Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards.

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.melloninvestor.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017


Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00533
© 1996 Forest Stewardship Council
FSC
16%

The cover, narrative and financial papers utilized in the printing of this Annual Report are certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forest. These papers contain a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources. Cenveo Anderson Lithograph's FSC "Chain of Custody" certification is SCS-COC-00533.

Goldman Sachs employed a printer for the production of this Annual Report that produces all its own electricity and is a certified "totally enclosed" facility that releases virtually no volatile organic compound emissions to the atmosphere.

4350-08-102

THE GOLDMAN SACHS BUSINESS PRINCIPLES

1
Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2
Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3
Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4
We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5
We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6
We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7
We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8
We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9
The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10
We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11
We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12
We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13
Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14
Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.